UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 2, 2026

EQUITY BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Kansas	001-37624	72-1532188
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

7701 East Kellogg Drive, Suite 300
Wichita, KS	67207
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 316.612.6000

Former name or former address, if changed since last report: Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A, Common Stock, par value $0.01 per share	EQBK	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐ Emerging growth company

☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 1.01	Entry into a Material Definitive Agreement

Agreement and Plan of Reorganization

On September 2, 2026, Equity Bancshares, Inc. (the “Company”), a Kansas corporation and the parent company of Equity Bank (“Equity Bank”), a Kansas state bank, entered into an Agreement and Plan of Reorganization (the “Agreement”), by and among the Company, a to be formed Iowa corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and Lincoln Bancorp (“Lincoln”), an Iowa corporation and the parent company of Lincoln Savings Bank (“LSB”), an Iowa state chartered bank. The Agreement was unanimously approved by the Board of Directors of each of the Company and Lincoln.

Subject to the terms and conditions set forth in the Agreement, Merger Sub will merge with and into Lincoln (the “Merger”), with Lincoln surviving as a wholly owned subsidiary of the Company. As soon as reasonably practicable following the Merger, the Company will cause Lincoln to merge with and into the Company, with the Company surviving (the “Second Step Merger”). Following the Second Step Merger, or at such later time as the Company may determine, LSB will merge with and into Equity Bank, with Equity Bank surviving.

Subject to the terms and conditions set forth in the Agreement, at the effective time of the Merger (the “Effective Time”), each share of Class A common stock, par value $0.01 per share, of Lincoln (“Lincoln Class A Stock”), and Class B common stock, par value $0.01 per share, of Lincoln (“Lincoln Class B Stock” and together with the Lincoln Class A Stock, the “Lincoln Stock”), that is issued and outstanding immediately prior to the Effective Time (other than treasury shares and shares that have exercised appraisal rights) will be converted into the right to receive, at the option of each Lincoln stockholder, one of the following: (i) the Per Share Stock Amount (as defined in the Agreement), (ii) the Per Share Cash Amount (as defined in the Agreement) or (iii) for each share of Lincoln Stock with respect to which no election has been made, the right to receive the Per Share Stock Amount or the Per Share Cash Amount will be determined in accordance with the Agreement. The merger consideration is subject to reduction in the event that (a) Lincoln does not deliver a minimum of $115,552,000 of consolidated capital, surplus and retained earnings accounts less all intangible assets, and adjusted to reflect certain merger costs, income and other specified items described in the Agreement, (b) Lincoln’s merger costs exceed $15,200,000, and (c) certain identified credit costs not being resolved prior to closing. The merger consideration is also subject to increase by $750,000 if specified conditions relating to the wind-down of Lincoln’s LSBX banking-as-a-service platform are satisfied on or before the earlier of ten (10) business days prior to the closing date or December 31, 2026. The Agreement has proration procedures designed to result in the total merger consideration being 77.5% the Company’s Class A common stock and 22.5% cash; provided that the Company may, in its sole discretion, increase the cash component of the merger consideration by proportionately increasing the Total Cash Amount (as defined in the Agreement) and decreasing the Total Stock Amount (as defined in the Agreement) in the event the Total Cash Amount is oversubscribed; provided that such additional cash amount shall not prevent or impede the Merger from qualifying as a reorganization as described in Section 368 of the Internal Revenue Code of 1986, as amended. Therefore, shareholder elections of the Per Share Stock Amount or the Per Share Cash Amount may be adjusted accordingly.

The Lincoln Stock for which the holder thereof properly exercises dissenter rights under Iowa law will not be converted into a right to receive the merger consideration.

The Agreement contains customary representations and warranties from both the Company and Lincoln, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Agreement and the closing of the Merger, Lincoln’s obligation to recommend that its shareholders approve the Agreement and the transactions contemplated thereby, and Lincoln’s non-solicitation obligations relating to alternative acquisition proposals.

Pursuant to the terms of the Agreement, at or promptly following the effective time of the Merger, the Company will add one director, mutually agreed to by the Company and Lincoln, to its board of directors.

Completion of the Merger is subject to certain customary conditions, including, among others, (i) subject to certain exceptions, the accuracy of the representations and warranties of each party, (ii) performance in all material respects by each party of its obligations under the Agreement, (iii) the delivery of required closing documents, (iv) receipt of required regulatory and other third-party consents or approvals, (v) the receipt of releases from the directors of Lincoln and certain specified officers, and (v) the absence of any statute, rule, regulation, order, injunction or other action prohibiting the consummation of the Merger. The Company’s obligation to complete the Merger is also subject to, among other things, (A) Lincoln’s equity, after adjusting for the items specified in the Agreement, being at least $75,000,000 and (B) holders of not more than 5% of the outstanding shares of Lincoln Common Stock having duly exercised their dissenters’ rights.

The Agreement provides certain termination rights for both the Company and Lincoln. The Agreement provides that either the Company or Lincoln may terminate the Agreement if, subject to the terms of the Agreement, (i) mutual written consent is given by both parties, (ii) the conditions to the party’s obligations to close the Merger have not been satisfied or waived by June 30, 2027, (iii) the transactions contemplated by the Agreement are disapproved by any regulatory agency whose approval is required, (iv) there has been any material adverse change with respect to the other party, or (iv) the other party has breached its respective covenants or agreements or any of the representations or warranties set forth in the Agreement. The Agreement also provides that Lincoln may terminate the Agreement, subject to the terms of the Agreement, in the event that both (i) the volume weighted average price per share of the Company’s Class A common stock during the twenty (20) trading day period starting with the opening of trading on the twenty-first trading day prior to the calculation date (as defined in the Agreement) is less than eighty percent (80%) of $48.49 (“Company Closing VWAP”), and (ii) the quotient of (A) the Company Closing VWAP, divided by (B) $48.49 is less than the product of (x) the quotient of (i) the 20-day average closing price of the NASDAQ Bank Index (or, if such index is not available, a similar index that may be agreed upon by the parties hereto) over the twenty (20) trading day period beginning on the twenty-first (21st) day prior to the calculation date and ending on the day prior to the calculation date, divided by (ii) 5,230.23 multiplied by (y) 0.80.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Agreement or such other date as is specified in the Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Agreement is included with this filing only to provide investors with information regarding the terms of the Agreement, and not to provide investors with any other factual information regarding the Company or Lincoln, their respective affiliates or their respective businesses. The Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, Lincoln, their respective affiliates or their respective businesses, the Agreement and the Merger as well as the information in the Form 10-K, Forms 10-Q, Forms 8-K and other filings that the Company makes with the Securities and Exchange Commission (the “SEC”).

Voting Agreements. In connection with entering into the Agreement, the Company entered into a Voting Agreement with Lincoln, Brad S. Elliott, as proxy, certain shareholders and all but one member of the Board of Directors of Lincoln (the “Voting Agreement”), who collectively hold the power to vote approximately 15% of the issued and outstanding Lincoln Stock. Pursuant to the Voting Agreement, each such director has agreed, among other things and subject to the terms of the Voting Agreement, to vote the shares of Lincoln Stock of which he or she holds and has the power to vote or direct the voting in favor of the Merger and the other transactions contemplated by the Agreement and against alternative transactions and generally prohibits them from transferring their shares of Lincoln prior to the termination of the Lincoln Voting Agreement.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements, the form of which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

Director Support Agreement. In connection with entering into the Agreement, all but one of the directors of Lincoln have entered into a Director Support Agreement with the Company (the “Director Support Agreement”) pursuant to which they agreed to support the transaction and to certain additional restrictive covenants for a period of two years after the date of the Effective Time.

The foregoing description of the Director Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreements, the form of which is attached hereto as Exhibit 10.2 and incorporated by reference herein.

Item 7.01	Regulation FD Disclosure.

On September 3, 2026, the Company issued a press release announcing the execution of the Agreement. A copy of the release is furnished as Exhibit 99.1 and is incorporated by reference herein. On September 3, 2026, the Company also provided supplemental information regarding the transaction in connection with a presentation to analysts and investors. A copy of the investor presentation is furnished as Exhibit 99.2 and is incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1, is being furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, unless specifically identified therein as being incorporated therein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Reorganization, dated September 2, 2026, by and among Equity Bancshares, Inc. and Lincoln Bancorp.*

10.1	Form of Voting Agreement, dated September 2, 2026 by and between Equity Bancshares, Inc., Lincoln Bancorp and directors of Lincoln Bancorp

10.2	Form of Director Support Agreement, dated September 2, 2026 by and between Equity Bancshares, Inc. and directors of Lincoln Bancorp

99.1	Press Release, dated September 3, 2026.

99.2	Investor Presentation, dated September 3, 2026.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted schedule or exhibit upon request.

Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and are intended to be covered by the safe harbor provisions provided by the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about the Company’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond the Company’s control. Accordingly, the Company cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the Company’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses; and similar variables. The foregoing list of factors is not exhaustive. In addition, the following factors, among others, related to the transaction between the Company and Lincoln could cause actual outcomes and results to differ materially from forward-looking statements or historical performance: the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where companies do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; Lincoln and the Company’s ability to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction; the failure to obtain the necessary approvals by the shareholders of Lincoln; the failure to satisfy other conditions to completion of the proposed merger, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the completion of the transaction; the business, economic and political conditions in the markets in which the parties operate; the risk that the proposed combination could have an adverse effect the parties’ ability to retain customers and retain or hire key personnel and maintain relationships with customers; the risk that the combination may be more difficult, time-consuming or expensive than anticipated; and other factors that may affect future results of the Company.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2026, as amended, and any updates to those risk factors set forth in the Company’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if the Company’s underlying assumptions prove to be incorrect, actual results may differ materially from what the Company anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and the Company does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, the Company cannot assess the impact of each factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this Form 8-K are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that the Company or persons acting on the Company’s behalf may issue.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 to register the shares of the Company’s Class A common stock to be issued to the shareholders of Lincoln. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Lincoln seeking their approval of the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, LINCOLN AND THE PROPOSED TRANSACTION. The documents filed by the Company with the SEC may be obtained free of charge at the Company’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from the Company upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUITY BANCSHARES, INC.

DATE: September 3, 2026	By:	/s/ Brad S. Elliott
Brad S. Elliott
Chief Executive Officer

Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

EQUITY BANCSHARES, INC.

AND

LINCOLN BANCORP

DATED AS OF SEPTEMBER 2, 2026

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

EXHIBITS

Exhibit A	Form of Voting Agreement

Exhibit B	Form of Director Support Agreement

Exhibit C	Form of Bank Merger Agreement

Exhibit D	Form of Director Release

Exhibit E	Form of Officer Release

SCHEDULES

Lincoln Confidential Schedules

EQBK Confidential Schedules

-v-

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is effective as of September 2, 2026, by and among Equity Bancshares, Inc. (“EQBK”), a Kansas corporation and registered financial holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), a to be formed merger subsidiary (“Merger Sub”), an Iowa corporation and wholly-owned subsidiary of EQBK, and Lincoln Bancorp (“Lincoln”), an Iowa corporation and registered bank holding company under the BHCA.

RECITALS

WHEREAS, EQBK owns all of the common stock of Equity Bank, a Kansas state-chartered bank with its principal office in Andover, Kansas (“Equity Bank”);

WHEREAS, Lincoln owns all of the common stock of Lincoln Savings Bank, an Iowa state-chartered bank with its principal office in Reinbeck, Iowa (the “Bank”);

WHEREAS, the Board of Directors of EQBK (the “EQBK Board”) and the Board of Directors of Lincoln (the “Lincoln Board”) have determined that it is advisable and in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement, pursuant to which EQBK will, on the terms and subject to the conditions set forth in this Agreement, acquire Lincoln for a combination of cash and stock in accordance with the terms of this Agreement, through the merger of Merger Sub with and into Lincoln (the “Merger”), with Lincoln surviving as a wholly-owned subsidiary of EQBK;

WHEREAS, immediately following, and in connection with and an integral part of, the Merger, EQBK will cause Lincoln to be merged with and into EQBK, with EQBK surviving the merger (the “Second Step Merger” and together with the Merger, the “Integrated Mergers”), and immediately following the Second Step Merger, or at such later time as EQBK may determine, EQBK will cause the Bank to be merged with and into Equity Bank, with Equity Bank surviving the merger (the “Bank Merger”);

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement for EQBK to enter into this Agreement, certain shareholders of Lincoln have each entered into a Voting Agreement in the form attached hereto as Exhibit A (the “Voting Agreement”), whereby such shareholders of Lincoln have agreed to vote the shares of Class A common stock, par value $0.01 per share, of Lincoln (“Lincoln Class A Stock”) owned by them in favor of this Agreement, the Merger and the transactions contemplated hereby and thereby;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement for EQBK to enter into this Agreement, each of the directors of Lincoln have entered into Director Support Agreements in the form attached hereto as Exhibit B (the “Director Support Agreement”) in connection with the Merger;

WHEREAS, it is intended that the Integrated Mergers together will be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder, and this Agreement is a “plan of reorganization” within the meaning of Treasury Regulations §§1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 356 and 361 of the Code (and any comparable provision of state law); and

WHEREAS, the parties hereto desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the execution and delivery of this Agreement and certain additional agreements related to the transactions contemplated hereby:

AGREEMENT

NOW, THEREFORE, for and in consideration of the foregoing and of the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the conditions set forth below, the parties, intending to be legally bound, undertake, promise, covenant and agree with each other as follows:

ARTICLE I

THE MERGER

Section 1.01 Merger of Merger Sub with and into Lincoln. Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Sub will merge with and into Lincoln in accordance with Section 1102 of the Iowa Business Corporation Act (the “IBCA”). Lincoln will be the surviving corporation in the Merger (the “Surviving Corporation”) and will continue its corporate existence under the IBCA. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

Section 1.02 Effects of the Merger. The Merger will have the effects set forth in the IBCA. The name of the Surviving Corporation will be “Lincoln Bancorp.”

Section 1.03 Articles of Incorporation and Bylaws. At the Effective Time, the articles of incorporation and bylaws of Lincoln, as in effect immediately before the Effective Time, will be the articles of incorporation and bylaws of the Surviving Corporation until thereafter changed or amended as provided by Law.

Section 1.04 Directors and Officers. The directors and officers, respectively, of Merger Sub at the Effective Time will become the directors and officers of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the articles of incorporation and bylaws of the Surviving Corporation or as otherwise provided by Law.

Section 1.05 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of EQBK, Merger Sub, Lincoln or any holder of record of the following securities:

(a) Each share of Class A common stock, par value $0.01 per share, of EQBK (“EQBK Class A Stock”) and Class B common stock, par value $0.01 per share of EQBK (“EQBK Class B Stock” and together with the EQBK Class A Stock, the “EQBK Stock”) issued and outstanding immediately prior to the Effective Time, shall remain issued and outstanding and shall not be affected by the Merger.

(b) Each share of (i) Lincoln Class A Stock, and (ii) Class B common stock, par value $0.01 per share, of Lincoln (the “Lincoln Class B Stock” and together with the Lincoln Class A Stock, the “Lincoln Stock”) issued and outstanding immediately prior to the Effective Time, except for the Canceled Shares and Dissenting Shares, shall cease to be outstanding and shall automatically be converted into and become the right to receive, without interest at the election of the holder thereof and in accordance with Section 1.08 and subject to Section 1.07, the following (such per share amount described in clause (i), (ii) and (iii) of this Section 1.05(b), the “Per Share Merger Consideration”):

(i) for each share of Lincoln Stock with respect to which an election to receive EQBK Class A Stock (a “Stock Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 1.08 (collectively, the “Stock Election Shares”), a number of validly issued, fully paid and nonassessable shares of the EQBK Class A Stock equal to the Per Share Stock Amount;

(ii) for each share of Lincoln Stock with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 1.08 (collectively, the “Cash Election Shares”), an amount in cash equal to the Per Share Cash Amount; or

(iii) for each share of Lincoln Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or deemed revoked pursuant to Section 1.08 (collectively, the “Non-Election Shares”), the right to receive such Per Share Stock Amount or Per Share Cash Amount as is determined in accordance with Section 1.08.

(c) For purposes of this Agreement, the following terms shall have the meanings set forth below:

(i) “Adjusted Value Per Share” means an amount, rounded to the nearest cent, equal to the quotient of (A) the Merger Consideration, divided by (B) the sum of (x) number of the shares of Lincoln Stock and (y) number of the Lincoln RSUs, in each case, outstanding immediately prior to the Effective Time, except for the Canceled Shares.

(ii) “Agreed EQBK Stock Price” means $48.49.

(iii) “Merger Consideration” means the sum of the Total Stock Amount and the Total Cash Amount.

(iv) “Per Share Cash Amount” means an amount of cash equal to the Adjusted Value Per Share.

(v) “Per Share Stock Amount” means a number of shares of EQBK Class A Stock equal to the quotient of (A) the Adjusted Value Per Share, divided by (B) Agreed EQBK Stock Price.

(vi) “Total Cash Amount” means up to $29,455,513, subject to adjustment in accordance with Section 1.06(a) and Section 1.07(c); provided that the Total Cash Amount shall be increased by $750,000 in the event that the Complete Exit occurs on or before the earlier of (A) ten (10) Business Days prior to the Closing Date or (B) December 31, 2026.

(vii) “Total Common Stock Cash Amount” means (a) the Total Cash Amount, minus (b) the RSU Cash Amount.

(viii) “RSU Cash Amount” means the product of (a) the number of the Lincoln RSUs outstanding immediately prior to the Effective Time, multiplied by (b) the Adjusted Value Per Share.

(ix) “Total Stock Amount” means an amount equal to $91,727,028, subject to adjustment in accordance with Section 1.06(a).

(d) At the Effective Time, each share of Lincoln Stock converted into the right to receive the Per Share Merger Consideration pursuant to this Section 1.05 shall no longer be outstanding and shall automatically be canceled and cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Lincoln Stock shall thereafter cease to have any rights with respect to such shares of Lincoln Stock, except the right to receive the Per Share Merger Consideration for such shares and any dividends payable pursuant to Section 1.09(e).

(e) Any shares of Lincoln Stock that are owned immediately prior to the Effective Time by Lincoln (including treasury stock and the Repurchased ESOP Shares), EQBK or their respective Subsidiaries (other than (i) shares of Lincoln Stock held, directly or indirectly, in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties, (ii) shares held by the ESOP, and (iii) shares of Lincoln Stock held in respect of a debt previously contracted) shall be canceled and extinguished without any conversion thereof or consideration therefor (the “Canceled Shares”).

(f) No certificates representing a fractional share of EQBK Class A Stock shall be issued by EQBK. In lieu of any fractional share, each holder of Lincoln Stock entitled to a fractional share, upon surrender of such shares of Lincoln Stock, shall be entitled to receive from EQBK an amount in cash (without interest), payable in accordance with Section 1.08, rounded to the nearest cent, determined by multiplying the fractional share by the closing price of EQBK Class A Stock as of the Calculation Date.

(g) Notwithstanding anything to the contrary herein, if, between the date hereof and the Effective Time, the outstanding shares of EQBK Class A Stock or EQBK Class B Stock increase, decrease, change into or are exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization (a “Share Adjustment”), then the Agreed EQBK Stock Price shall be appropriately and proportionately adjusted so that each holder of Lincoln Stock shall be entitled to receive the Per Share Merger Consideration in such proportion as it would have received if the record date for such Share Adjustment had been immediately after the Effective Time.

(h) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted automatically into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

Section 1.06 Calculation of Consideration.

(a) If any of the following events occurs, then the Total Cash Amount and Total Stock Amount shall, in each case, be reduced as provided below:

(i) if the Adjusted Equity, as calculated in accordance with Section 1.06(b)(ii), is less than $115,552,000, then the Total Cash Amount and Total Stock Amount shall, in the aggregate, be reduced by an amount equal to the difference of (A) $115,552,000, minus (B) Adjusted Equity, with such reduction allocated 77.5% to the Total Stock Amount and 22.5% to the Total Cash Amount;

(ii) if the Lincoln Actual Merger Costs, as calculated in accordance with Section 1.06(b)(v), are greater than $15,200,000, then the Total Cash Amount and Total Stock Amount shall, in the aggregate, be reduced by an amount equal to the difference of (A) Lincoln Actual Merger Costs, minus (B) $15,200,000, net of the Tax benefit attributable to such excess amount to the extent Tax deductible (determined using the Assumed Tax Rate), with such reduction allocated 77.5% to the Total Stock Amount and 22.5% to the Total Cash Amount; or

(iii) if the Actual Credit Costs, as calculated in accordance with Section 1.06(b)(i), are greater than $0, then the Total Cash Amount and Total Stock Amount shall, in the aggregate, be reduced by an amount equal to the Actual Credit Costs, net of the Tax benefit attributable to such excess amount to the extent Tax deductible (determined using the Assumed Tax Rate), with such reduction allocated 77.5% to the Total Stock Amount and 22.5% to the Total Cash Amount.

For the avoidance of doubt, (x) the Total Cash Amount and Total Stock Amount may be reduced pursuant to any or all of Section 1.06(a)(i), Section 1.06(a)(ii), and Section 1.06(a)(iii), and (y) the calculations of Adjusted Equity, Lincoln Actual Merger Costs, and Actual Credit Costs contemplated by this Section 1.06 shall be calculated in accordance with EQBK Confidential Schedule 1.06(a).

(b) For purposes of this Agreement, the following terms shall have the meanings set forth below:

(i) “Actual Credit Costs” means the aggregate total for the loans set forth on Lincoln Confidential Schedule 1.06(b)(i) (the “Scheduled Loans”) of the greater of (1) the agreed credit mark for each Scheduled Loan set forth on Lincoln Confidential Schedule 1.06(b)(i), or (2) the amount that GAAP would require that such Scheduled Loan be provisioned, written down or charged-off; provided, that (A) the amount for any Scheduled Loan that has been repaid in full shall be $0, and (B) unless GAAP would require a larger provision, write down or charge-off (in which case the GAAP amount shall apply), the agreed credit mark applicable to a Scheduled Loan that the principal amount held by Lincoln and its Subsidiaries has been reduced from the amount set forth on Lincoln Confidential Schedule 1.06(b)(i), shall be equal to the product of (x) agreed credit mark set forth on Lincoln Confidential Schedule 1.06(b)(i), multiplied by (y) a fraction the numerator of which is the outstanding principal balance of such Scheduled Loan as of the Calculation Date and the denominator of which is the principal balance of such Scheduled Loan set forth on Lincoln Confidential Schedule 1.06(b)(i).

(ii) “Adjusted Equity” means Lincoln Equity adjusted such that it excludes (1) Lincoln Actual Merger Costs, and (2) Actual Credit Costs to the extent that they are reflected in the Lincoln Equity as of the Calculation Date.

(iii) “Calculation Date” means the close of business on the fifth Business Day immediately preceding the Closing Date, or such other date as mutually agreeable to the parties hereto.

(iv) “Lincoln Equity” means the sum of Lincoln’s capital (including accumulated other comprehensive income or loss), surplus and retained earnings accounts less all intangible assets, calculated as of the Calculation Date in accordance with generally accepted accounting principles (“GAAP”) consistently applied.

(v) “Lincoln Actual Merger Costs” means (1) the cost of terminating and liquidating any employment related agreements and obligations (including, without limitation, any non-competition, employment or severance agreements, the deferred compensation plan or arrangements, phantom stock agreements, equity based plans and the ESOP), including, without limitation, the employer’s share of any applicable payroll or employment taxes arising from any amounts payable in connection with the termination and liquidation of such agreements and obligations, which for the avoidance of doubt, shall not include the any payments made pursuant to Section 1.13; (2) the transaction costs, fees and expenses (including, without limitation, all legal, accounting, and financial advisory fees and expenses, including any cost to obtain any opinion as to the financial fairness of the Merger) incurred by Lincoln in connection with the negotiation, execution or performance of this Agreement or the consummation of the transactions contemplated hereby; (3) the payments owed by Lincoln to those employees and in such amounts listed on Lincoln Confidential Schedule 1.06(b)(v), including, without limitation, any severance, stay-pay or retention bonus amounts or change in control payments not being paid by EQBK (all of which shall be reflected on Lincoln Confidential Schedule 1.06(b)(v) including the name of the recipient, the amount of such payment and with respect to any stay-pay or retention bonus arrangements, the date through which the recipient must remain employed by the Surviving Corporation to receive the stay-pay or retention bonus amount), and the employer’s share of any applicable payroll or employment taxes arising in connection with such payments; (4) a mutually agreeable estimate of the cost of obtaining a determination letter from the IRS in connection with the termination of a Company Benefit Plan; (5) any federal or state income Tax obligations, franchise Tax obligations or property Tax obligations incurred prior to the Effective Time; (6) the accrual or payment of all of the costs, fees, expenses, contract payments and penalties or liquidated damages necessary to be paid by Lincoln in connection with any contract termination required pursuant to this Agreement, including, without limitation, all costs, fees, expenses, contract payments and penalties or liquidated damages associated with the termination of the data processing, technology and other contracts contemplated by Section 5.15 hereof; (7) a mutually agreeable estimate of the cost of preparing the federal and state Tax Returns of Lincoln for the period from January 1, 2026 through the Closing Date; (8) any amounts required to be added to Lincoln’s allowance for loan losses to comply with Section 5.04(k); (9) any dividends (whether paid or declared) by Lincoln shall have been recorded by Lincoln as a reduction of Adjusted Equity; and (10) any other amounts mutually agreed upon in writing by EQBK and Lincoln. The Lincoln Actual Merger Costs shall be calculated without duplication and on a pre-tax basis. For the avoidance of doubt, Lincoln shall pay or fully accrue all Lincoln Actual Merger Costs as of the Calculation Date, including mutually agreeable estimates of all Lincoln Actual Merger Costs to be paid after the Calculation Date, and all Lincoln’s accrued Tax liabilities and expenses as of the Calculation Date shall be calculated for purposes of the Adjusted Equity after payment or accrual of all such Lincoln Actual Merger Costs.

Section 1.07 Proration.

(a) Notwithstanding any other provision contained in this Agreement, the total number of shares of Lincoln Stock to be entitled to receive the Per Share Cash Amount pursuant to Section 1.05(b) shall be equal to the quotient of (i) the Total Common Stock Cash Amount, as adjusted, divided by (ii) the Per Share Cash Amount (such quotient, the “Max Cash Shares Number”). All other shares of Lincoln Stock outstanding immediately prior to the Effective Time (excluding the Canceled Shares) shall be converted into the right to receive the Per Share Stock Amount.

(b) Promptly (and in any event no later than ten (10) Business Days) after the Effective Time, EQBK shall cause an exchange agent appointed by EQBK to act as the exchange agent hereunder (the “Exchange Agent”), to effect the allocation among holders of Lincoln Stock of rights to receive the Per Share Cash Amount and the Per Share Stock Amount as follows:

(i) If the aggregate number of shares of Lincoln Stock with respect to which Cash Elections shall have been made (which, for this purpose, shall be deemed to include the Dissenting Shares determined as of the Effective Time) (the “Cash Election Number”) exceeds the Max Cash Shares Number (a “Cash Over Subscription”), then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Per Share Stock Amount, and Cash Election Shares of each holder thereof will be converted into the right to receive the Per Share Cash Amount in respect of that number of Cash Election Shares equal to the product obtained by multiplying (A) the number of Cash Election Shares held by such holder by (B) a fraction, the numerator of which is the Max Cash Shares Number and the denominator of which is the Cash Election Number (with the Exchange Agent to determine, consistent with Section 1.07(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Per Share Stock Amount; and

(ii) If the Cash Election Number is less than the Max Cash Shares Number (the amount by which the Max Cash Shares Number exceeds the Cash Election Number being referred to herein as the “Cash Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Per Share Cash Amount and the Non-Election Shares and Stock Election Shares shall be treated in the following manner:

(A) If the Cash Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Per Share Stock Amount, and the Non-Election Shares of each holder thereof shall be converted into the right to receive the Per Share Cash Amount in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 1.07(a), whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Per Share Stock Amount; or

(B) If the Cash Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Per Share Cash Amount, and Stock Election Shares of each holder thereof shall be converted into the right to receive the Per Share Cash Amount in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which the Cash Shortfall Number exceeds the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 1.07(a), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Per Share Stock Amount.

(c) In the event of a Cash Over Subscription, then EQBK may, in its sole and absolute discretion and without any obligation to do so, elect to increase the cash component of the Merger Consideration by proportionately increasing the Total Cash Amount and reducing the Total Stock Amount so that the Max Cash Shares Number is increased; provided that (i) such action shall not change the Adjusted Value Per Share, (ii) the decrease in the Total Stock Amount shall be measured using the Agreed EQBK Stock Price, and (iii) such additional cash amount shall (A) not prevent or impede the Merger from qualifying as a reorganization as described in Section 368(a) of the Code, as reasonably determined by counsel responsible for delivering the opinions described in Section 7.10 and Section 8.14 and (B) be limited to a maximum amount that results in the Max Cash Shares Number being equal to the number of Cash Election Shares.

Section 1.08 Election Procedures. Each holder of record shares of Lincoln Stock to be converted into the right to receive the Per Share Merger Consideration in accordance with, and subject to, Section 1.05 and Section 1.07 (a “Holder”) shall have the right, subject to the limitations set forth in this ARTICLE I, to submit an election in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 1.08 (herein called an “Election”) (i) the number of shares of Lincoln Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Lincoln Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) EQBK shall prepare a form reasonably acceptable to Lincoln, including appropriate and customary transmittal materials in such form as prepared by EQBK and reasonably acceptable to Lincoln (the “Form of Election”), so as to permit Holders to exercise their right to make an Election.

(c) EQBK (i) shall initially make available and mail the Form of Election not less than twenty (20) Business Days prior to the anticipated Election Deadline to Holders of record as of the Business Day prior to such mailing date, and (ii) following such mailing date, shall use all reasonable efforts to make available as promptly as possible a Form of Election to any stockholder who requests such Form of Election prior to the Election Deadline. The time period between such mailing date and the Election Deadline is referred to herein as the “Election Period”.

(d) Any Election shall have been made properly only if the Exchange Agent shall have received, during the Election Period, a Form of Election properly completed and signed (including duly executed transmittal materials included in the Form of Election) and accompanied by any certificates representing shares of Lincoln Stock (each, a “Certificate”, it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Lincoln Stock) to which such Form of Election relates or by an appropriate customary guarantee of delivery of such Certificates, as set forth in such Form of Election, from a commercial bank or trust company in the United States. As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date which the parties shall agree is as near as practicable to two (2) Business Days preceding the Closing Date, provided, however, that the Election Deadline will automatically be extended by five (5) Business Days in the event there is any change to the Merger Consideration pursuant to Section 9.01(l).

(e) Any Holder may, at any time during the Election Period, change or revoke his or her Election by written notice to the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. If any Election is not properly made with respect to any shares of Lincoln Stock (none of EQBK, Lincoln nor the Exchange Agent being under any duty to notify any Holder of any such defect), such Election shall be deemed to be not in effect, and the shares of Lincoln Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f) Any Holder may, at any time during the Election period, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the parties that this Agreement has been terminated in accordance with the terms hereof.

(g) Subject to the terms of this Agreement and the Form of Election, EQBK, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein, (ii) the method of issuance and delivery of certificates representing the whole number of shares of EQBK Class A Stock into which shares of Lincoln Stock are converted in the Merger and (iii) the method of payment of cash for shares of Lincoln Stock converted into the right to receive the Per Share Cash Amount and cash in lieu of fractional shares of EQBK Class A Stock.

Section 1.09 Exchange Procedures.

(a) Prior to the Effective Time, EQBK shall appoint the Exchange Agent, which may be Equity Bank.

(b) At or prior to the Effective Time, EQBK shall deposit with or make available to the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Section 1.09, (i) certificates or, at EQBK’s option, evidence of shares in book entry form, representing the shares of EQBK Class A Stock, to be issued pursuant to Section 1.05(b), and (ii) cash in an amount sufficient to pay (A) the aggregate Per Share Cash Amount and (B) cash in lieu of any fractional shares (such shares of EQBK Class A Stock and cash described in the foregoing clauses (i) and (ii), the “Exchange Fund”).

(c) As promptly as practicable after the Effective Time, but no later than ten (10) Business Days after the Effective Time, and subject to the receipt by the Exchange Agent of a list of Lincoln’s shareholders in a format that is reasonably acceptable to the Exchange Agent, EQBK shall cause the Exchange Agent to mail or otherwise deliver to each holder of record of one or more Certificates representing shares of Lincoln Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the applicable Merger Consideration pursuant to Section 1.05 and that has not theretofore submitted its Certificates with a Form of Election, (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to each Certificate shall pass, only upon delivery of such Certificate (or an affidavit of loss in lieu of such Certificate and, if reasonably required by EQBK or the Exchange Agent, the posting by such holder of Lincoln Stock of a bond in such amount as EQBK may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the agreement with the Exchange

Agent (the “Letter of Transmittal”) and (ii) instructions for use in surrendering each Certificate in exchange for the Per Share Merger Consideration, any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to this Section 1.09. The Lincoln shareholders will be entitled to receive their Per Share Merger Consideration only after receipt by the Exchange Agent of a properly completed Letter of Transmittal. If a Letter of Transmittal contains an error, is incomplete or is not accompanied by all appropriate Certificates, then the Exchange Agent will notify that Lincoln shareholder promptly of the need for further information or documentation.

(d) As promptly as practicable, but within five (5) Business Days after the Effective Time and the surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, the Exchange Agent shall deliver to such holder of Lincoln Stock the Per Share Merger Consideration and any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid with respect to each share of Lincoln Stock represented by the Certificate, and each Certificate surrendered will be canceled. EQBK may, at its option, deliver any shares of EQBK Class A Stock in book-entry form. Until so surrendered, each Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Per Share Merger Consideration and any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with this Section 1.09, and any dividends or distributions to which such holder is entitled pursuant to this Section 1.09. Notwithstanding the foregoing, the Exchange Agent will pay the Per Share Cash Amount no later than the day after which the Effective Time occurs to any holder of Lincoln Stock from whom a properly completed and executed Letter of Transmittal is received at least two (2) Business Days before the Effective Time by, at the option of such holder (A) delivery of a bank cashier’s check payable to such holder, or (B) by wire transfer of immediately available funds to an account designated by such holder.

(e) No dividends or other distributions with respect to EQBK Class A Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of EQBK Class A Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Section 1.09. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such Certificate in accordance with this Section 1.09, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of EQBK Class A Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of EQBK Class A Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the EQBK Class A Stock issuable with respect to such Certificate.

(f) In the event of a transfer of ownership of a Certificate representing Lincoln Stock prior to the Effective Time that is not registered in the stock transfer records of Lincoln, the Per Share Merger Consideration and any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid in consideration therefor shall be issued or paid in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Lincoln Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the satisfaction of EQBK and the Exchange Agent that the Tax has been paid or is not applicable.

(g) EQBK, the Exchange Agent and any other applicable withholding agent, as the case may be, shall be entitled to deduct and withhold, if necessary, from any Per Share Merger Consideration or other amount otherwise payable pursuant to this Agreement to any Person such amounts as EQBK, the Exchange Agent or other withholding agent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Law, with respect to the making of such payment. To the extent that amounts are so deducted or withheld such amounts shall be (i) remitted to the appropriate Governmental Entity, and (ii) treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

(h) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Lincoln at the expiration of twelve (12) months after the Effective Time shall be paid to EQBK. In such event, any former shareholders of Lincoln who have not theretofore complied with this Section 1.09 shall thereafter look only to EQBK with respect to the Per Share Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the EQBK Class A Stock deliverable in respect of each share represented by a Certificate such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

(i) Any other provision of this Agreement notwithstanding, none of EQBK, the Surviving Corporation or the Exchange Agent shall be liable to a holder of Lincoln Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 1.10 Tax Treatment. For U.S. federal income Tax purposes, it is intended that the Integrated Mergers together be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g). From and after the date of this Agreement and until the Closing Date, each party hereto shall (and shall cause its Affiliates to) use its reasonable best efforts to cause the Integrated Mergers to so qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action not to be taken, which action or failure to act would reasonably be expected to prevent the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 1.11 Modification of Structure. Notwithstanding any provision of this Agreement to the contrary, EQBK may elect, subject to the filing of all necessary applications and the receipt of all required regulatory approvals, to modify the structure of the transactions contemplated hereby so long as (i) there are no material adverse federal or state income tax consequences to the holders of Lincoln Stock as a result of such modification, (ii) the after tax consideration to be paid to the holders of Lincoln Stock is not changed in kind or reduced in amount, (iii) such modification will not be likely to materially delay or jeopardize receipt of any required regulatory approvals or the Closing, and (iv) such modification will not require resubmission to or approval of Lincoln’s stockholders after the Integrated Mergers and the transactions contemplated by this Agreement has been approved by Lincoln’s stockholders.

Section 1.12 Dissenting Shareholders.

(a) Notwithstanding anything in this Agreement to the contrary, no Person who has prior to the Effective Time perfected a demand for appraisal rights pursuant to Chapter 490, Division XIII of the IBCA (a “Dissenting Shareholder”) with respect to any shares of Lincoln Stock held by such Dissenting Shareholder (“Dissenting Shares”) shall be entitled to receive the Per Share Merger Consideration with respect to such Dissenting Shares unless and until such Dissenting

Shareholder shall have effectively withdrawn (in accordance with the applicable provisions of the IBCA) or lost such Person’s right to appraisal under the IBCA with respect to such Dissenting Shares. Unless and until a Dissenting Shareholder shall have effectively so withdrawn or lost such Dissenting Shareholder’s right to appraisal under the IBCA with respect to Dissenting Shares, such Dissenting Shareholder shall be entitled to receive only payment of the fair value of such Dissenting Shares as required by Chapter 490, Division XIII of the IBCA (including any interest thereon and related costs, if any, required to be paid in accordance with Chapter 490, Division XIII of the IBCA). Lincoln shall give EQBK (i) prompt written notice of any written demands for payment of fair value, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by Lincoln prior to the Effective Time in accordance with the provisions of Chapter 490, Division XIII of the IBCA relating to Lincoln shareholders’ appraisal rights and (ii) the opportunity to participate in and control all negotiations and proceedings with respect to demands for payment of fair value by Lincoln shareholders under Chapter 490, Division XIII of the IBCA. Lincoln shall not, except with the prior written consent of EQBK (which shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any such dissent or demands for payment of fair value, offer to settle or settle any such demands. Any payment required to be made with respect to the Dissenting Shares shall be made by EQBK. From and after the Effective Time, Dissenting Shares shall not be entitled to vote for any purpose or be entitled to the payment of dividends or other distributions (except dividends or other distributions payable to shareholders of record prior to the Effective Time).

(b) If any shareholder who holds Dissenting Shares effectively withdraws or loses (through failure to perfect or otherwise) such shareholder’s right to appraisal under the IBCA, then, as of the later of the Effective Time and the occurrence of such effective withdrawal or loss, such shareholder’s shares of Lincoln Stock shall no longer be Dissenting Shares and shall be automatically converted into the right to receive the Per Share Merger Consideration, without interest, as set forth in this ARTICLE I, it being understood that surrender of the Certificate representing such Dissenting Shares shall be a prerequisite to the receipt of payment in respect of any Dissenting Shares represented thereby.

Section 1.13 Treatment of Lincoln RSUs. Lincoln shall take all requisite action so that, immediately prior to the Effective Time, (i) each then-outstanding restricted stock unit granted under any Lincoln Stock Plan and subject to only time-based vesting conditions (each such restricted stock unit, a “Lincoln TRSU”), shall become fully vested and shall be canceled and converted into the right to receive an amount in cash determined by multiplying (x) the Per Share Cash Amount, and (y) the number of shares of Lincoln Stock such holder would have been entitled to receive if such Lincoln TRSU award had vested in full, less the amount of any required withholding Tax; and (ii) each then-outstanding restricted stock unit granted under any Lincoln Stock Plan and subject to performance-based vesting conditions (each such restricted stock unit, a “Lincoln PRSU” and, together with the Lincoln TRSUs, the “Lincoln RSUs”), shall become fully vested and shall be canceled and converted into the right to receive an amount in cash determined by multiplying (x) the Per Share Cash Amount, and (y) the number of shares of Lincoln Stock such holder would have been entitled to receive if such Lincoln PRSU had vested in full at maximum performance without any proration for partial service or performance periods, less the amount of any required withholding Tax.

Section 1.14 Second Step Merger. On the Closing Date and as soon as reasonably practicable following the Effective Time, in accordance with the Kansas General Corporations Code (“KGCC”) and the IBCA, EQBK shall cause the Surviving Corporation to be merged with and into EQBK in the Second Step Merger, with EQBK surviving the Second Step Merger and continuing its existence under the Laws of the State of Kansas, and the separate corporate existence of the Surviving Corporation ceasing as of the Second Effective Time. In furtherance of the foregoing, EQBK shall cause to be filed with the Secretary of

State of the State of Kansas and the Secretary of State of the State of Iowa, in accordance with the KGCC and the IBCA, respectively, a certificate of merger relating to the Second Step Merger (the “Second Certificate of Merger”). The Second Step Merger shall become effective as of the date and time specified in the Second Certificate of Merger (such date and time, the “Second Effective Time”). At and after the Second Effective Time, the Second Step Merger shall have the effects set forth in the applicable provisions of the KGCC and the IBCA.

Section 1.15 Bank Merger. Immediately following the Second Step Merger, or at such later time as EQBK may determine in its sole discretion, EQBK will cause the Bank Merger on the terms and subject to the terms and conditions set forth in the Bank Merger Agreement attached hereto as Exhibit C (the “Bank Merger Agreement”). Equity Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of the Bank shall cease. The parties agree that the Bank Merger will become effective immediately after the Second Effective Time or at such later time as EQBK may determine. Prior to or on the date of this Agreement, the board of directors each of Equity Bank and the Bank have approved the Bank Merger Agreement and Equity Bank and the Bank entered into the Bank Merger Agreement. Each of EQBK and Lincoln shall also approve the Bank Merger Agreement in their capacities as sole shareholders of Equity Bank and the Bank, respectively. In furtherance of the foregoing, the parties shall execute and cause to be filed applicable articles or certificates of merger and such other documents as are necessary to effectuate the Bank Merger.

ARTICLE II

THE CLOSING AND THE CLOSING DATE

Section 2.01 Time and Place of the Closing and Closing Date.

(a) On a date mutually acceptable to EQBK and Lincoln, which date shall be as soon as reasonably practicable, but in no event later than thirty (30) days following (i) the receipt of all necessary regulatory, corporate and other approvals and (ii) the expiration of any mandatory waiting periods (the “Closing Date”), as may be extended by mutual agreement of the parties for a reasonable period to facilitate a Calculation Date on month-end in the event the parties so agree, a closing will take place at which the parties to this Agreement will exchange certificates, letters and other documents, which may be conducted electronically, in order to determine whether all of the conditions set forth in ARTICLE VII and ARTICLE VIII have been satisfied or waived or whether any condition exists that would permit a party to this Agreement to terminate this Agreement. If none of the foregoing conditions then exists or if no party elects to exercise any right it may have to terminate this Agreement, then the parties will execute such documents and instruments as may be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the “Closing”).

(b) The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time specified in the certificate of merger, reflecting the Merger, filed with the Secretary of State of the State of Iowa in accordance with the IBCA (the “Effective Time”). The parties will use their commercially reasonable efforts to cause the Effective Time to occur on the same date as the Closing Date, but in no event will the Effective Time occur more than one (1) day after the Closing Date.

(c) The Closing will take place by electronic means or such other place as the parties may mutually agree.

Section 2.02 Actions to be Taken at the Closing by Lincoln. At the Closing, Lincoln will execute and acknowledge, or cause to be executed and acknowledged, and deliver to EQBK such documents and certificates contemplated to be delivered pursuant to this Agreement or reasonably necessary to evidence the transactions contemplated by this Agreement, including the following (all of such actions constituting conditions precedent to the obligations of EQBK to close hereunder):

(a) true, correct and complete copies of Lincoln’s articles of incorporation and all amendments thereto, duly certified as of a recent date by the Secretary of State of the State of Iowa;

(b) true, correct and complete copies of the Bank’s articles of incorporation and all amendments thereto, duly certified as of a recent date by the Secretary of State of the State of Iowa;

(c) a certificate of good standing from the Secretary of State of the State of Iowa, duly certifying as of a recent date as to the good standing of Lincoln under the Laws of the State of Iowa;

(d) a certificate of good standing from the Secretary of State of the State of Iowa, duly certifying as of a recent date as to the good standing of the Bank;

(e) a certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of Lincoln, pursuant to which such officer will certify: (i) the due adoption by the Lincoln Board of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby; (ii) the due adoption and approval by the shareholders of Lincoln of this Agreement; (iii) the incumbency and true signatures of those officers of Lincoln duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and the other agreements and documents contemplated hereby and thereby; (iv) that the copy of the bylaws of Lincoln attached to such certificate is true and correct and such bylaws have not been amended except as reflected in such copy; and (v) a true and correct copy of the list of the holders of Lincoln Stock as of the Closing Date;

(f) a certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of the Bank, pursuant to which such officer will certify: (i) the due adoption by the board of directors of the Bank of corporate resolutions attached to such certificate authorizing the execution and delivery of the Bank Merger Agreement and the other agreements and documents contemplated thereby and the taking of all actions contemplated thereby; (ii) the due adoption by the sole shareholder of the Bank of resolutions authorizing the Bank Merger, the Bank Merger Agreement and the transactions contemplated by the Bank Merger Agreement, (iii) the incumbency and true signatures of those officers of the Bank duly authorized to act on its behalf in connection with the transactions contemplated by the Bank Merger Agreement and to execute and deliver this Agreement and the other agreements and documents contemplated hereby and thereby; and (iv) that the copy of the bylaws of the Bank attached to such certificate is true and correct and such bylaws have not been amended except as reflected in such copy;

(g) a certificate, dated as of the Closing Date, executed by the chief executive officer of Lincoln, pursuant to which Lincoln will certify that (i) Lincoln has satisfied the conditions set forth in Section 8.01 and Section 8.02; and (ii) except as expressly permitted by this Agreement, there has been no Material Adverse Change with respect to Lincoln or any of its Subsidiaries, individually or in the aggregate, since the date of this Agreement;

(h) all consents required from third parties to complete the transactions contemplated by this Agreement listed on Lincoln Confidential Schedule 2.02(h);

(i) all releases as required under Section 8.06;

(j) Lincoln shall have delivered to EQBK a duly executed certificate in form and substance as prescribed by Treasury Regulations promulgated under Section 1445 of the Code, stating that Lincoln is not, and has not been, during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c) of the Code;

(k) a certificate, dated as of the Closing Date, executed by the chief financial officer of Lincoln certifying the amount of the Actual Credit Cost, Adjusted Equity, and the Lincoln Actual Merger Costs of the Calculation Date and that each of the Actual Credit Cost, Adjusted Equity, and the Lincoln Actual Merger Costs was calculated in accordance with the terms of this Agreement; and

(l) all other documents required to be delivered to EQBK under this Agreement, and all other documents, certificates and instruments as are reasonably requested by EQBK or its counsel.

Section 2.03 Actions to be Taken at the Closing by EQBK. At the Closing, EQBK will execute and acknowledge, or cause to be executed and acknowledged, and deliver to Lincoln such documents and certificates contemplated to be delivered pursuant to this Agreement or reasonably necessary to evidence the transactions contemplated by this Agreement, including the following (all of such actions constituting conditions precedent to the obligations of Lincoln to close hereunder):

(a) true, correct and complete copies of EQBK’s articles of incorporation and all amendments thereto, duly certified as of a recent date by the Secretary of State of the State of Kansas;

(b) true, correct and complete copies of the Equity Bank’s articles of incorporation and all amendments thereto, duly certified as of a recent date by the Secretary of State of the State of Kansas;

(c) true, correct and complete copies of the Merger Sub’s articles of incorporation and all amendments thereto, duly certified as of a recent date by the Secretary of State of the State of Iowa;

(d) a certificate of good standing from the Secretary of State of the State of Kansas, duly certifying as of a recent date as to the good standing of EQBK under the Laws of the State of Kansas;

(e) a certificate of good standing from the Secretary of State of the State of Kansas, duly certifying as of a recent date as to the good standing of the Equity Bank under the Laws of the State of Kansas;

(f) a certificate of good standing from the Secretary of State of the State of Iowa, duly certifying as of a recent date as to the good standing of Merger Sub under the Laws of the State of Iowa;

(g) a certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of EQBK, pursuant to which such officer will certify: (i) the due adoption by the EQBK Board of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the other agreements and documents contemplated hereby, and the taking of all actions contemplated hereby and thereby; (ii) the incumbency and true signatures of those officers of EQBK duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and the other agreements and documents contemplated hereby and thereby; and (iii) that the copy of the bylaws of EQBK attached to such certificate is true and correct and such bylaws have not been amended except as reflected in such copy;

(h) a certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of the Equity Bank, pursuant to which such officer will certify: (i) the due adoption by the board of directors of Equity Bank of corporate resolutions attached to such certificate authorizing the execution and delivery of the Bank Merger Agreement and the other agreements and documents contemplated thereby and the taking of all actions contemplated thereby; (ii) the due adoption by the sole shareholder of Equity Bank of resolutions authorizing the Bank Merger, the Bank Merger Agreement and the transactions contemplated by the Bank Merger Agreement; (iii) the incumbency and true signatures of those officers of Equity Bank duly authorized to act on its behalf in connection with the transactions contemplated by the Bank Merger Agreement and to execute and deliver the Bank Merger Agreement and the other agreements and documents contemplated thereby; and (iv) that the copy of the bylaws of Equity Bank attached to such certificate is true and correct and such bylaws have not been amended except as reflected in such copy;

(i) a certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of the Merger Sub, pursuant to which such officer will certify: (i) the due adoption by the board of directors of the Merger Sub of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the other agreements and documents contemplated hereby, and the taking of all actions contemplated hereby and thereby; (ii) the due adoption by the sole shareholder of the Merger Sub of resolutions authorizing the Merger, this Agreement and the transactions contemplated by this Agreement; (iii) the incumbency and true signatures of those officers of the Merger Sub duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and the other agreements and documents contemplated hereby and thereby; and (iv) that the copy of the bylaws of the Merger Sub attached to such certificate is true and correct and such bylaws have not been amended except as reflected in such copy;

(j) a certificate, dated as of the Closing Date, executed by the chief executive officer of EQBK, pursuant to which EQBK will certify that (i) EQBK has satisfied the conditions set forth in Section 7.01 and Section 7.02; and (ii) except as expressly permitted by this Agreement, there has been no Material Adverse Change with respect to EQBK or Equity Bank, individually or in the aggregate, since the date of this Agreement;

(k) all consents required from third parties to complete the transactions contemplated by this Agreement, including those listed on EQBK Confidential Schedule 2.03(g); and

(l) all other documents required to be delivered to Lincoln by EQBK under this Agreement, and all other documents, certificates and instruments as are reasonably requested by Lincoln or its counsel.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF LINCOLN

Except as disclosed in the disclosure schedules delivered by Lincoln to EQBK prior to or concurrently with the execution hereof (the “Lincoln Confidential Schedules”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Lincoln Confidential Schedule as an exception to a representation or warranty shall not be deemed an admission by Lincoln that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Change, and (c) any disclosures made with respect to a section of this ARTICLE III shall be deemed to qualify (i) any other section of this ARTICLE III specifically referenced or cross-referenced and (ii) other sections of this ARTICLE III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, Lincoln hereby represents and warrants to EQBK as follows:

Section 3.01 Organization and Qualification.

(a) Lincoln is a corporation, duly organized, validly existing and in good standing under all Laws of the State of Iowa and is a bank holding company registered under the BHCA. Lincoln has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and carry out its obligations under this Agreement, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Change with respect to Lincoln. True and complete copies of the articles of incorporation and bylaws of Lincoln, as amended to date, certified by the secretary of Lincoln, have been made available to EQBK. Lincoln does not own or control any Affiliate or Subsidiary, other than as set forth on Lincoln Confidential Schedule 3.01(a)(i). The nature of the business of Lincoln and its activities do not require it to be qualified to do business in any jurisdiction other than the State of Iowa, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Change with respect to Lincoln. Lincoln has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, other than as set forth on Lincoln Confidential Schedule 3.01(a)(ii) or as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by Lincoln has not been conducted through any other direct or indirect Subsidiary or Affiliate of Lincoln other than the Bank.

(b) The Bank is an Iowa state-chartered bank, duly organized and validly existing under the Laws of the State of Iowa and in good standing under all Laws of the State of Iowa. The Bank has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Change with respect to the Bank. True and complete copies of the articles of incorporation and bylaws of the Bank, as amended to date, certified by the Secretary or Cashier of the Bank have been made available to EQBK. The Bank is an insured depository institution as defined in the FDIA. Except as set forth in Lincoln Confidential

Schedule 3.01(b), the Bank does not own or control any Affiliate or Subsidiary. The nature of the business of the Bank does not require it to be qualified to do business in any jurisdiction other than the State of Iowa, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Change with respect to Lincoln. The Bank has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by the Bank has not been conducted through any other direct or indirect Subsidiary or Affiliate of the Bank.

Section 3.02 Authority; Execution and Delivery. Subject only to the required regulatory and shareholder approvals, Lincoln has the full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. The execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly and validly approved by the Lincoln Board. As of the date hereof, the Lincoln Board has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Lincoln and its shareholders. The Lincoln Board directed that this Agreement and the transactions contemplated hereby be submitted to Lincoln’s shareholders for adoption at a meeting of such shareholders with a recommendation from the Lincoln Board in favor of adoption (the “Lincoln Recommendation”) and has adopted a resolution to the foregoing effect. Lincoln has taken all action necessary to authorize the execution, delivery and (provided the required regulatory and shareholder approvals are obtained) performance of this Agreement and the other agreements and documents contemplated hereby to which it is a party. This Agreement has been, and the other agreements and documents contemplated hereby, have been or at Closing will be, duly executed by Lincoln, and, assuming due authorization, execution and delivery by EQBK and Merger Sub, each constitutes the legal, valid and binding obligation of Lincoln, enforceable in accordance with its respective terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

Section 3.03 Capitalization. As of the date of this Agreement,

(a) The entire authorized capital stock of Lincoln consists solely of 25,000,000 shares of Lincoln Class A Stock, of which 6,668,126 shares are issued and outstanding, 25,000,000 shares of Lincoln Class B Stock of which 656,328 shares are issued and outstanding and 110,544 shares of Lincoln Class A Stock and no shares of Lincoln Class B Stock are held as treasury stock. Except as set forth on Lincoln Confidential Schedule 3.03(a), there are no (i) outstanding equity securities of any kind or character or (ii) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, Lincoln to purchase or otherwise acquire any security of or equity interest in Lincoln, obligating Lincoln to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital stock of any class. All of the issued and outstanding shares of Lincoln Stock have been duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any Person. Such shares of Lincoln Stock have been issued in compliance with the securities Laws of the United States and the states in which such shares of Lincoln Stock were issued. There are no restrictions applicable to the payment of dividends on the shares of Lincoln Stock except pursuant to applicable Laws, and all dividends declared before the date of this Agreement have been paid.

(b) The entire authorized capital stock of the Bank consists solely of 100,000 shares of common stock, par value $100 per share, of the Bank (“Bank Stock”) of which all 55,461 shares are issued and outstanding and no shares are held as treasury stock. There are no (i) outstanding equity securities of any kind or character or (ii) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, the Bank to purchase or otherwise acquire any security of or equity interest in the Bank, obligating the Bank to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital stock of any class. All of the issued and outstanding shares of Bank Stock have been duly authorized, validly issued and are fully paid and nonassessable (except, with respect to the Bank, as provided by IA ST §§ 524.17, 524.404), and have not been issued in violation of the preemptive rights of any Person. Such shares of Bank Stock have been issued in compliance with the securities Laws of the United States and the State of Iowa. There are no restrictions applicable to the payment of dividends on the shares of Bank Stock except pursuant to applicable Laws, and all dividends declared before the date of this Agreement have been paid.

(c) Lincoln owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any Liens whatsoever, and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to the Bank, as provided by IA ST §§ 524.17, 524.404) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of Lincoln has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

Section 3.04 Compliance with Laws, Permits and Instruments.

(a) Except as set forth on Lincoln Confidential Schedule 3.04(a), Lincoln and each of its Subsidiaries holds all material licenses, registrations, franchises, permits and authorizations necessary for the lawful conduct of its business and is not in violation of any applicable Law or Order of any Governmental Entity, which is reasonably likely to result in a Material Adverse Change as to Lincoln, individually or in the aggregate, or, to the Knowledge of Lincoln, is reasonably likely to materially and adversely affect, prevent or delay the obtaining of any regulatory approval for the consummation of the transactions contemplated by this Agreement.

(b) Except as set forth on Lincoln Confidential Schedule 3.04(b), Lincoln and each of its Subsidiaries have, in all material respects, performed and abided by all obligations required to be performed by it to the date hereof, and have complied with, and is in compliance with, and is not in default under, or in violation of, (i) any provision of the articles of incorporation of Lincoln or any of its Subsidiaries, the bylaws or other governing documents of Lincoln or any of its Subsidiaries (collectively, the “Lincoln Constituent Documents”), (ii) any material provision of any mortgage, indenture, lease, contract, agreement or other instrument applicable to Lincoln, its Subsidiaries or their respective assets, operations, properties or businesses, or (iii) any material Law or Order of any Governmental Entity applicable to Lincoln or any of its Subsidiaries or their respective assets, operations, properties or businesses.

(c) Except as set forth on Lincoln Confidential Schedule 3.04(c), the execution, delivery and performance of this Agreement (provided the required regulatory and shareholder approvals are obtained) and the other agreements contemplated hereby, and the completion of the transactions contemplated hereby and thereby will not conflict with, or result, by itself or with the giving of notice or the passage of time, in any violation of or default or loss of a benefit under, (i) the Lincoln Constituent Documents, (ii) any material mortgage, indenture, lease, contract, agreement or other instrument applicable to Lincoln or any of its Subsidiaries or their respective assets, operations, properties or businesses, or (iii) any material Law or Order of any Governmental Entity applicable to Lincoln or any of its Subsidiaries or their respective assets, operations, properties or businesses.

Section 3.05 Financial Statements.

(a) Lincoln has furnished to EQBK true and complete copies of (i) the audited consolidated balance sheet of Lincoln and its Subsidiaries as of December 31, 2025, December 31, 2024, and December 31, 2023 and the related audited consolidated statements of operations, shareholders’ equity, and cash flows of Lincoln and its Subsidiaries, together with all related notes and schedules thereto, accompanied by the reports thereon of Lincoln’s independent auditors for the years ended as of such dates, and (ii) the unaudited consolidated balance sheet of Lincoln and its Subsidiaries at June 30, 2026, and the related consolidated statements of operations of Lincoln and its Subsidiaries, together with all related notes and schedules thereto for the six months ended as of such date (collectively, the financial statements listed in clause (i) and (ii), the “Lincoln Financial Statements”). The Lincoln Financial Statements (including the related notes) complied as to form, as of their respective dates, in all material respects with applicable accounting requirements, have been prepared according to GAAP applied on a consistent basis during the periods and at the dates involved (except as may be indicated in the notes thereto), fairly present, in all material respects, the consolidated financial condition of Lincoln and the Bank at the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to notes and normal year-end adjustments that were not material in amount or effect), and the accounting records underlying the Lincoln Financial Statements accurately and fairly reflect in all material respects the transactions of Lincoln. The Lincoln Financial Statements do not contain any items of extraordinary or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein. The books and records of Lincoln and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Except as set forth on Lincoln Confidential Schedule 3.05(a), since January 1, 2023, no independent registered public accounting firm of Lincoln has resigned (or informed Lincoln that it intends to resign) or been dismissed as independent registered public accountants of Lincoln as a result of or in connection with any disagreements with Lincoln on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Lincoln has furnished EQBK with true and complete copies of the Reports of Condition and Income as of December 31, 2023, 2024 and 2025, together with the memoranda items and notes thereto (the “Call Reports”), for the Bank. The Call Reports fairly present, in all material respects, the financial position of the Bank and the results of its operations at the date and for the period indicated in that Call Report in conformity with the instructions to the Call Report. The Call Reports do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein. The Bank has calculated its allowance for loan losses in accordance with GAAP and regulatory accounting principles (“RAP”) as applied to banking institutions and in accordance with all applicable rules and regulations. The Bank’s allowance for credit losses reflected in the Call Reports and Financial Statements was established in accordance with GAAP and applicable regulatory accounting principles and was determined in good faith by management based upon information available at the time such allowance was established.

Section 3.06 Undisclosed Liabilities. Except as set forth in Lincoln Confidential Schedule 3.06, neither Lincoln nor any of its Subsidiaries has any liability or obligation, accrued, absolute, contingent or otherwise and whether due or to become due (including, without limitation, unfunded obligations under any employee benefit plan maintained by Lincoln or any of its Subsidiaries, that are not reflected in or disclosed in the appropriate Lincoln Financial Statements or Call Reports, except those (a) liabilities and expenses incurred in the ordinary course of business and consistent with prudent business practices since the applicable dates of the Lincoln Financial Statements or the Call Reports, respectively, (b) liabilities incurred in connection with this Agreement or the transactions contemplated hereby, or (c) liabilities that are not, individually or in the aggregate, material to Lincoln and its Subsidiaries, taken as a whole.

Section 3.07 Litigation.

(a) Except as set forth on Lincoln Confidential Schedule 3.07(a), neither Lincoln nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Lincoln, threatened, material legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Lincoln or any of its Subsidiaries, nor to the Knowledge of Lincoln, is there any basis for any proceeding, claim or any action against Lincoln or any of its Subsidiaries. Except as set forth in Lincoln Confidential Schedule 3.07(a), the amounts in controversy in each matter described on Lincoln Confidential Schedule 3.07(a), and the costs and expenses of defense thereof (including attorneys’ fees) are fully covered by insurance, subject to any deductible and subject to the policy limit under the applicable insurance policy. There is no Order imposed upon Lincoln or any of its Subsidiaries or the assets or Property of Lincoln or any of its Subsidiaries that has resulted in, or is reasonably likely to result in, a Material Adverse Change as to Lincoln or any of its Subsidiaries.

(b) No legal action, suit or proceeding or judicial, administrative or governmental investigation is pending or, to the Knowledge of Lincoln, threatened against Lincoln or any of its Subsidiaries that questions the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by Lincoln or any of its Subsidiaries pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 3.08 Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the Federal Reserve and approval of such applications, filings and notices, (b) the filings of applications, filings and notices, as applicable, with the FDIC, and approval of such applications, filings and notices, (c) the filing of applications, filings and notices, as applicable, with the OSBC, and approval of such applications, filings and notices, (d) the filing with the SEC of (i) any filings under applicable requirements of the Securities Act or Exchange Act, including the filing of the Proxy Statement/Prospectus and (ii) the Form S-4 and declaration of effectiveness of the Form S-4, (e) the filing of the articles or certificates of merger with the Secretary of State of the State of Iowa pursuant to the requirements of the IBCA and the Secretary of State of the State of Kansas pursuant to the requirements of the KGCC, and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various states in connection with the issuance of shares of EQBK Class A Stock pursuant to this Agreement and the approval of the listing of such EQBK Class A Stock on the New York Stock Exchange (the “NYSE”), no consents, Orders or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Lincoln of this Agreement or (B) the consummation by Lincoln of the transactions contemplated by this Agreement. As of the date of this Agreement, Lincoln has no Knowledge of any reasons why all regulatory approvals from any Governmental Entity or Regulatory Agency required for the consummation of the transactions contemplated hereby should not be obtained on a timely basis and Lincoln has no Knowledge of any fact or circumstance that would materially delay receipt of any such required regulatory approval.

Section 3.09 Title to Assets. Lincoln Confidential Schedule 3.09 identifies all real property, other than foreclosed Other Real Estate Owned Property (“OREO Property”) that, as of the date of this Agreement is (a) owned by Lincoln or any of its Subsidiaries (“Owned Real Property”), or (b) leased pursuant to which Lincoln or any of its Subsidiaries is a party, either as a lessor or lessee (“Leased Real Property”). Lincoln or any of its Subsidiaries (a) has good and marketable title to all its Owned Real Property; (b) holds valid and enforceable leases for all its Leased Real Property; (c) owns all of its personal property reflected on the Call Reports and the Lincoln Financial Statements; and (d) holds valid and enforceable leases for all leased personal property used by Lincoln or any of its Subsidiaries, in each case free and clear of all mortgages and all other Liens (other than Permitted Encumbrances), except for such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby, or which, individually or in the aggregate, would not have a Material Adverse Change on Lincoln.

Section 3.10 Absence of Certain Changes or Events. Except as set forth on Lincoln Confidential Schedule 3.10, the Lincoln Financial Statements or as otherwise expressly contemplated by this Agreement, since December 31, 2025, Lincoln and each of its Subsidiaries has conducted its business in all material respects in the ordinary course and has not:

(a) incurred any material obligation or material liability, absolute, accrued, contingent or otherwise, whether due or to become due, except deposits taken and federal funds purchased and current liabilities for trade or business obligations, other than in the ordinary course of business and consistent with past practices and safe and sound banking practices;

(b) discharged or satisfied any material Lien or paid any material obligation or material liability, whether absolute or contingent, due or to become due, other than in the ordinary course of business and consistent with past practices and safe and sound banking practices;

(c) increased the shares of Lincoln Stock or Bank Stock outstanding or its surplus (as calculated in accordance with the instructions to the Call Report), or declared or made any payment of dividends or other distribution to its shareholders, or purchased, retired or redeemed, or obligated itself to purchase, retire or redeem, any of its shares of capital stock or other securities;

(d) issued, reserved for issuance, granted, sold or authorized the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto;

(e) acquired any capital stock or other equity securities or acquired any ownership interest in any bank, corporation, partnership or other entity (except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such Person);

(f) mortgaged, pledged or subjected to Lien any of its material property, business or assets, tangible or intangible, except (i) Permitted Encumbrances, (ii) pledges of assets to secure public fund deposits, and (iii) those assets and properties disposed of for fair value since the applicable dates of the Lincoln Financial Statements or the Call Reports;

(g) sold, transferred, leased to others or otherwise disposed of any of its assets (except for assets disposed of for fair value) or canceled or compromised any debt or claim, or waived or released any right or claim, other than in the ordinary course of business and consistent with past business practices and prudent banking practices;

(h) terminated, canceled or surrendered, or received any notice of or threat of termination or cancellation of any contract, lease or other agreement or suffered any damage, destruction or loss which, individually or in the aggregate, may reasonably constitute a Material Adverse Change;

(i) disposed of, permitted to lapse, transferred or granted any rights under, or entered into any settlement regarding the breach or infringement of, any material license or Proprietary Right or modified any existing rights with respect thereto, other than in the ordinary course of business and consistent with past business practices and prudent banking practices;

(j) made any change in compensation, benefits, commission, bonus, or other direct or indirect remuneration payable or providable, or paid or provided or agreed or orally promised to pay or provide any bonus, extra compensation, pension, severance, vacation pay, or other benefit to or for the benefit of any of its current or former shareholders, directors, officers, employees, consultants, independent contractors or agents (or the dependents of any of the foregoing), except as required by applicable Law;

(k) entered into, became a party to, amended, ceased participation in or terminated any Benefit Plan, except as required by applicable Law;

(l) except for improvements or betterments relating to Properties, made any capital expenditures or capital additions or betterments in excess of an aggregate of $25,000;

(m) instituted, had instituted against it, settled or agreed to settle any litigation, action or proceeding before any court or governmental body relating to its property other than routine collection suits instituted by it to collect amounts owed or suits in which the amount in controversy is less than $10,000;

(n) suffered any change, event or condition that, in any case or in the aggregate, has caused or is reasonably likely to result in a Material Adverse Change;

(o) except for the transactions contemplated by this Agreement or as otherwise permitted hereunder, entered into any transaction, or entered into, modified or amended any contract or commitment, other than in the ordinary course of business and consistent with past business practices and prudent banking practices;

(p) entered into or given any promise, assurance or guarantee of the payment, discharge or fulfillment of any undertaking or promise made by any Person, other than in the ordinary course of business and consistent with past business practices and prudent banking practices;

(q) sold, or disposed of, or otherwise divested itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

(r) made any, or acquiesced with any, change in any accounting methods, principles or practices except as required by GAAP or RAP or the extent required by Law;

(s) sold (provided, however, that payment at maturity is not deemed a sale) or purchased any investment securities in an aggregate amount of $500,000 or more, other than purchases of obligations of the U.S. Treasury (or any agency thereof) with a duration of four (4) years or less and an AA rating by at least one nationally recognized ratings agency;

(t) made, renewed, extended the maturity of, or altered any of the terms of any loan to any single borrower and his related interests in excess of the principal amount of $500,000. For the avoidance of doubt, this Section 3.10(t) shall not prohibit any loan or require Lincoln or any Subsidiary thereof to obtain the consent of EQBK in order to make any loan except as may be required pursuant to Section 5.05(q), and any loans made in excess of the principal amount of $500,000 between the date of this Agreement and the Closing Date and any such loans will be set forth on Lincoln’s supplemental disclosure schedules provided to EQBK pursuant to Section 5.21;

(u) renewed, extended the maturity of, or altered any of the terms of any loan classified by Lincoln as “watch,” “special mention,” “substandard,” and “problem” or other words of similar import; or

(v) entered into any agreement or made any commitment whether in writing or otherwise to take any of the types of action described in subsections (a) through (u) above.

Section 3.11 Leases, Contracts and Agreements.

(a) Lincoln Confidential Schedule 3.11(a) sets forth a complete listing, as of June 30, 2026, of all contracts to which Lincoln or any of its Subsidiaries is a party (collectively, the “Listed Contracts”) that:

(i) relate to real property used by Lincoln or any of its Subsidiaries in its operations (such contracts being referred to herein as the “Leases”);

(ii) relate in any way to the assets or operations of Lincoln or any of its Subsidiaries and involves payments to or by Lincoln or any of its Subsidiaries of $50,000 or more during the remaining term thereof or any extension thereof;

(iii) contain any right of first refusal or option to purchase in favor of a third party;

(iv) limits the ability of Lincoln or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area or that upon consummation of the Merger will restrict the ability of EQBK or any of its Affiliates to engage in any line of business in which a bank holding company may lawfully engage;

(v) obligates Lincoln or its Subsidiaries (or, following the consummation of the transactions contemplated hereby, EQBK and its Subsidiaries) to conduct business with any third party on an exclusive or preferential basis, or that grants any Person other than Lincoln or any of its Subsidiaries “most favored nation” status or similar rights;

(vi) relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(vii) relates to indebtedness of Lincoln or any of its Subsidiaries;

(viii) provides for potential indemnification payments by Lincoln or any of its Subsidiaries or by any present or former director, officer, employee, consultant or agent of Lincoln or any of its Subsidiaries or the potential obligation of Lincoln or any of its Subsidiaries to repurchase loans;

(ix) provides any material rights to investors in Lincoln, including registration, preemptive or antidilution rights or rights to designate members of or observers to Lincoln’s or any of its Subsidiaries’ Board of Directors;

(x) is a data processing/technology contracts, software programming or licensing contract;

(xi) requires consent to, waiver of or otherwise contains a provision relating to a “change of control,” or that would or would reasonably be expected to prevent, delay or impair the consummation of the transactions contemplated by this Agreement;

(xii) limits the payment of dividends by the Bank or any other Subsidiary of Lincoln; or

(xiii) was otherwise not entered into in the ordinary course of business or that is material to Lincoln or any of its Subsidiaries or its financial condition or results of operations.

(b) For the purposes of this Agreement, the term “Listed Contracts” does not include (i) loans made by, (ii) unfunded loan commitments made by, (iii) letters of credit issued by, (iv) loan participations of, (v) Federal funds sold or purchased by, (vi) repurchase agreements made by, (vii) bankers acceptances of, or (viii) deposit liabilities of, Lincoln or the Bank.

(c) No participations or loans have been sold that have buy back, recourse or guaranty provisions that create contingent or direct liability to Lincoln or any of its Subsidiaries. All of the Listed Contracts are legal, valid and binding obligations of the parties to the contracts enforceable according to their terms, subject to the Bankruptcy Exception.

(d) True and correct copies of all such Listed Contracts, and all amendments thereto, have been furnished to EQBK.

(e) All rent and other payments by Lincoln and each of its Subsidiaries under the Listed Contracts are current, and to Lincoln’s Knowledge, there are no existing defaults by Lincoln or any of its Subsidiaries under the Listed Contracts and no termination, condition or other event has occurred that (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a material default thereunder.

(f) Since June 30, 2026, neither Lincoln nor any of its Subsidiaries has entered into any contracts of the type described under Section 3.11(a)(i) – (xiii).

Section 3.12 Taxes.

(a) Lincoln and each of its Subsidiaries have duly and timely filed all Tax Returns that they were required to file under applicable Laws with the appropriate Governmental Entity. All such Tax Returns are true, correct and complete in all material respects and have been prepared in compliance with all applicable Laws. All Taxes due and owing by Lincoln and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely and properly paid. Neither Lincoln nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. No written claim has been made by a Governmental Entity in a jurisdiction where Lincoln or any of its Subsidiaries does not file a particular Tax Return or pay particular Tax indicates that it is or may be required to file such Tax Return or pay such Tax. Other than Liens for Taxes not yet due and payable, there are no Liens for Taxes upon any of the assets of Lincoln or any of its Subsidiaries.

(b) Lincoln and each of its Subsidiaries have collected or withheld and duly and timely paid to the appropriate Governmental Entity all Taxes required to have been collected or withheld and so paid by it, and complied with all related information reporting and backup withholding requirements.

(c) There is no action, suit, proceeding, audit, assessment, dispute or claim concerning any Tax liability or Tax Return of Lincoln or any of its Subsidiaries either (i) ongoing or in progress, (ii) claimed or raised by any Governmental Entity in writing or (iii) as to which any of the directors and officers of Lincoln or any of its Subsidiaries has Knowledge. No taxing authority has threatened in writing or, the Knowledge of Lincoln, otherwise to assess additional Taxes for any period for which Tax Returns have been filed. All Tax deficiencies asserted, or assessments made, against Lincoln or any of its Subsidiaries as a result of any audit, exam, litigation or other proceeding by or with any Governmental Entity have been fully paid or finally settled. Neither Lincoln nor any of its Subsidiaries is subject to Tax in any jurisdiction outside the United States by virtue of having a permanent establishment or other place of business outside of the United States or having a source of income from outside of the United States.

(d) True and complete copies of the federal, state and local income, gross receipts, franchise and other material Tax Returns of Lincoln and each of its Subsidiaries, as filed with the applicable taxing authority for the years ended on or after December 31, 2022, have been furnished or made available to EQBK. Neither Lincoln nor any of its Subsidiaries has waived any statute of limitations or agreed to any extension of time with respect to the assessment or collection of any Tax, which waiver or extension remains in effect.

(e) Neither Lincoln nor any of its Subsidiaries is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(f) Neither Lincoln nor any of its Subsidiaries is a party to or bound by any tax allocation or sharing agreement, other than commercial business agreements, the principal purpose of which is not the allocation or sharing of Taxes.

(g) Neither Lincoln nor any of its Subsidiaries has (i) been a member of any group filing a consolidated, affiliated, combined, unitary or similar Tax Return that includes more than one legal entity (other than a group the common parent of which was Lincoln) nor (ii) any liability for the Taxes of any Person (other than Lincoln or any of its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar or analogous provision of state, local, or foreign Law), or as a transferee, successor, or otherwise by operation of Law.

(h) The unpaid Taxes of Lincoln and each of its Subsidiaries (i) did not, as of June 30, 2026, exceed the current liability accruals for Taxes (excluding any reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the Lincoln Financial Statements and (ii) do not exceed such current liability accruals for Taxes (excluding reserves for deferred Taxes established to reflect timing differences between book and Tax income) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Lincoln and its Subsidiaries in filing their respective Tax Returns.

(i) Neither Lincoln nor any of its Subsidiaries will be required to include any item of income in, nor will Lincoln or any of its Subsidiaries be required to exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any: (i) change in method of accounting or use of an improper method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date; (ii) ”closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) or other agreement with a Governmental Entity executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, or (vi) the recapture of any Tax credit or other special Tax benefit that arose prior to the Closing.

(j) Neither Lincoln nor any of its Subsidiaries (i) has been a promoter of or participated in any “reportable transaction” as such term is defined in Code § 6707A(c)(1) and Treasury Regulation § 1.6011-4(b) and (ii) has been required to disclose on their respective federal income Tax returns any position that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(k) Neither Lincoln nor any of its Subsidiaries received or sought a private letter ruling, technical advice memorandum or other similar agreement or advice from a Governmental Entity with respect to Taxes.

(l) Neither Lincoln nor any of its Subsidiaries has distributed stock of another Person or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(m) The Internal Revenue Service (the “IRS”) has not challenged the interest deduction on any of Lincoln’s or any of its Subsidiaries’ debt on the basis that such debt constitutes equity for federal income tax purposes.

(n) Lincoln is and at all times has been classified as a “C corporation” within the meaning of Section 1361(a)(2) of the Code

(o) Neither Lincoln nor its Subsidiaries has taken or agreed to take (or failed to take or failed to agree to take) any action and has no Knowledge of any facts or circumstances that would reasonably be expected to prevent the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(p) Neither Lincoln nor any of its Subsidiaries has claimed any credit pursuant to Section 2301 of the CARES Act or 3134 of the Code.

Section 3.13 Insurance.

(a) Lincoln Confidential Schedule 3.13(a) sets forth an accurate and complete list of all policies of insurance, including fidelity and bond insurance, relating to Lincoln and each of its Subsidiaries. All such policies (a) are valid, outstanding and enforceable according to their terms, subject to the Bankruptcy Exception, and (b) are presently in full force and effect, and no notice has been received of the cancellation, or threatened or proposed cancellation, of any such policy and there are no unpaid premiums due thereon. Neither Lincoln nor any of its Subsidiaries is in material default with respect to any such policy and has not failed to give any notice or present any claim thereunder in a due and timely fashion. Except as set forth on Lincoln Confidential Schedule 3.13(a), neither Lincoln nor any of its Subsidiaries has been refused any insurance with respect to its assets or operations, nor has its insurance been limited by any insurance carrier to which Lincoln or any of its Subsidiaries has applied for any such insurance within the last two (2) years. Each property of Lincoln and each of its Subsidiaries is insured for an amount deemed adequate by Lincoln’s management, as applicable, against risks customarily insured against. There have been no claims under any fidelity bonds of Lincoln or any of its Subsidiaries within the last three (3) years, and Lincoln has no Knowledge of any facts that would form the basis of a claim under such bonds.

(b) Lincoln Confidential Schedule 3.13(b) sets forth a true, correct and complete description of any and all bank owned life insurance (“BOLI”) owned by Lincoln or any of its Subsidiaries, including the value of its BOLI as of June 30, 2026. The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in the Lincoln Financial Statements in accordance with GAAP. All BOLI is owned solely by Lincoln or a Subsidiary, no other Person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and there is no split dollar or similar benefit under the BOLI. None of Lincoln or any of its Subsidiaries has any outstanding borrowings secured in whole or part by the BOLI.

Section 3.14 No Material Adverse Change. Except as set forth on Lincoln Confidential Schedule 3.14, there has not been any Material Adverse Change with regard to or affecting Lincoln or any of its Subsidiaries since December 31, 2025, nor has any event or condition occurred that has resulted, or is reasonably likely to result, in a Material Adverse Change to Lincoln or any of its Subsidiaries or that could materially affect Lincoln’s or any of its Subsidiaries’ ability to perform the transactions contemplated by this Agreement or the other agreements contemplated hereby.

Section 3.15 Proprietary Rights. Except as set forth on Lincoln Confidential Schedule 3.15, neither Lincoln nor any of its Subsidiaries owns or requires the use of any patent, patent application, patent right, invention, process, trademark (whether registered or unregistered), trademark application, trademark right, trade name, service name, service mark, copyright or any trade secret (“Proprietary Rights”) for its business or operations. To Lincoln’s Knowledge, neither Lincoln nor any of its Subsidiaries is infringing upon or otherwise acting adversely to, and have not infringed upon or otherwise acted adversely to, any Proprietary Right owned by any other Person or Persons. There is no material claim or action by any such Person pending, or to Lincoln’s Knowledge, threatened, with respect thereto. To Lincoln’s Knowledge, since December 31, 2025, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Lincoln and its Subsidiaries.

Section 3.16 Transactions with Certain Persons and Entities. Except as set forth on Lincoln Confidential Schedule 3.16 and excluding deposit liabilities, there are no outstanding amounts payable to or receivable from, or advances by Lincoln or any of its Subsidiaries to, and neither Lincoln nor any of its Subsidiaries is otherwise a creditor to, any director or executive officer of Lincoln or any of its Subsidiaries nor is Lincoln or any of its Subsidiaries a debtor to any such person other than as part of the normal and customary terms of such person’s employment or service as a director of Lincoln or any of its Subsidiaries. Except as set forth on Lincoln Confidential Schedule 3.16 or Lincoln Confidential Schedule 3.28(a) and excluding deposit liabilities, neither Lincoln nor any of its Subsidiaries is a party to any material transaction or contract with any director or executive officer of Lincoln or any of its Subsidiaries.

Section 3.17 Evidences of Indebtedness. All evidences of indebtedness and Leases included in the Lincoln Financial Statements are the legal, valid and binding obligations of the respective obligors thereof, enforceable in accordance with their respective terms, subject to the Bankruptcy Exception, and are not subject to any known or, to Lincoln’s Knowledge, threatened defenses, offsets or counterclaims that may be asserted against Lincoln or any of its Subsidiaries or the present holder thereof. The credit files of Lincoln and the Bank contain all material information (excluding general, local or national industry, economic or similar conditions) known to Lincoln that is reasonably required to evaluate in accordance with generally prevailing practices in the banking industry the collectability of the loan portfolio of Lincoln or the Bank. Lincoln and the Bank have disclosed all of the intermediate, substandard, doubtful, loss, nonperforming or problem loans of Lincoln and the Bank on the internal watch list of Lincoln or the Bank, a copy of which as of March 31, 2026, has been provided to EQBK. With respect to any loan or other evidence of indebtedness all or a portion of which has been sold to or guaranteed by any Governmental Entity, including the Small Business Administration, each of such loans was made in compliance and conformity with all relevant Laws such that such Governmental Entity’s guaranty of such loan is effective during the term of such loan in all material respects.

Section 3.18 Condition of Assets. All material tangible assets used by Lincoln and each of its Subsidiaries are in good operating condition, ordinary wear and tear excepted, and, to Lincoln’s Knowledge, conform with all applicable ordinances, regulations, zoning and other Laws, whether federal, state or local. Except as set forth on Lincoln Confidential Schedule 3.18, none of Lincoln’s or any of its Subsidiaries’ premises or equipment is in need of maintenance or repairs other than ordinary routine maintenance and repairs that are not material in nature or cost.

Section 3.19 Environmental Compliance.

(a) Lincoln and each of its Subsidiaries, operations and Properties are in material compliance with all Environmental Laws. Lincoln is not aware of, nor has Lincoln or any of its Subsidiaries received notice of, any past, present, or future conditions, events, activities, practices or incidents that may interfere with or prevent the material compliance of Lincoln or any of its Subsidiaries with all Environmental Laws.

(b) To the Knowledge of Lincoln, Lincoln and each of its Subsidiaries have obtained all permits, licenses and authorizations that are required by it under all Environmental Laws, all such permits are in full force and effect, there exists no basis for revocation or suspension of the permits, and the permits will not be affected by the transactions contemplated herein.

(c) To the Knowledge of Lincoln, no Hazardous Materials are present on, under, or about any of the Properties in amounts or conditions that have resulted in, or would reasonably be expected to result in, material liability to Lincoln or any of its Subsidiaries under any Environmental Law or that would give rise to an obligation to conduct a remedial action pursuant to Environmental Laws.

(d) There is no action, suit, proceeding, investigation, or inquiry by any Governmental Entity pending or to Lincoln’s Knowledge threatened against Lincoln, any of its Subsidiaries or, to Lincoln’s Knowledge, pending or threatened against any other Person in connection with any Property, arising in any way under any Environmental Law. Neither Lincoln nor any of its Subsidiaries have any liability for remedial action under any Environmental Law. Neither Lincoln nor any of its Subsidiaries received any request for information by any Governmental Entity with respect to the condition, use or operation of any of the Properties nor has Lincoln or any of its Subsidiaries received any notice of any kind from any Governmental Entity or other Person with respect to any violation of or claimed or potential liability of any kind under any Environmental Law.

(e) Except as listed on Lincoln Confidential Schedule 3.19(e), to Lincoln’s Knowledge, none of the following exists at any property or facility owned or operated by Lincoln or any of its Subsidiaries: (i) under or above-ground storage tanks, (ii) asbestos containing material in any form or condition, (iii) materials or equipment containing polychlorinated biphenyls or urea formaldehyde, or (iv) landfills, surface impoundments, or disposal areas.

(f) Except as listed on Lincoln Confidential Schedule 3.19(f), none of the properties currently owned or operated by Lincoln or any of its Subsidiaries is encumbered by a Lien arising or imposed under any Environmental Law.

(g) Neither Lincoln nor any of its Subsidiaries, either expressly or by operation of law, assumed or undertaken any obligation, including any obligation for remedial action, of any other Person under any Environmental Law.

(h) Lincoln has provided EQBK with copies of all material reports in its possession discussing the environmental condition of any Property and any violations of Environmental Law relating to any Property.

Section 3.20 Regulatory Compliance. Since January 1, 2023, all reports, records, registrations, statements, notices and other documents or information required to be filed by Lincoln and any of its Subsidiaries with any Regulatory Agency, including, but not limited to, the Federal Reserve, FDIC and the Iowa Division of Banking, have been duly and timely filed and all information and data contained in such reports, records or other documents are true, accurate, correct and complete in all material respects. Except as set forth on Lincoln Confidential Schedule 3.20, (a) none of Lincoln or any of its Subsidiaries is or has been within the last five (5) years subject to any commitment letter, memorandum of understanding, cease and desist order, written agreement or other formal or informal administrative action with any such regulatory bodies, and Lincoln and each of its Subsidiaries are in full compliance with the requirements of any such commitment letter, memorandum of understanding, cease and desist order, written agreement or other formal or informal administrative action, and (b) there are no actions or proceedings pending or, to Lincoln’s Knowledge, threatened against Lincoln or any of its Subsidiaries by or before any such regulatory bodies or any other nation, state or subdivision thereof, or any other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government. Except for normal examinations conducted by bank regulatory agencies in the ordinary course of business, no Regulatory Agency has initiated any proceeding or, to Lincoln’s Knowledge, investigation into the business or operations of Lincoln or any of its Subsidiaries. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Lincoln or the Bank. Lincoln is “well-capitalized” (as that term is defined in 12 C.F.R. § 225.2(r)) and “well managed” (as that term is defined is 12 C.F.R. § 225.2(s)). The Bank is an “eligible depository institution” (as that term is defined in 12 C.F.R. § 303.2(r)).

Section 3.21 Absence of Certain Business Practices. Neither Lincoln nor any of its Subsidiaries nor any of their respective directors, officers, employees or agents acting on their behalf, has directly or indirectly offered, paid, promised to pay, authorized the payment of or provided anything of value to any Person in violation of any applicable anti-corruption, anti-bribery, commercial bribery or similar Law. Neither Lincoln nor any of its Subsidiaries has received written notice or, to Lincoln’s Knowledge, is the subject of any investigation by any Governmental Entity relating to any actual or alleged violation of any such Law.

Section 3.22 Books and Records. The minute books, stock certificate books and stock transfer ledgers of Lincoln and each of its Subsidiaries (a) have been kept accurately in the ordinary course of business, (b) are complete and correct in all material respects, (c) the transactions entered therein represent bona fide transactions, and (d) do not materially fail to reflect transactions involving the business of Lincoln or any of its Subsidiaries that properly should have been set forth therein and that have not been accurately so set forth.

Section 3.23 Forms of Instruments, Etc. Lincoln has made, and will make, available to EQBK copies of all standard forms of notes, mortgages, deeds of trust and other routine documents of a like nature used on a regular and recurring basis by Lincoln and its Subsidiaries in the ordinary course of its business.

Section 3.24 Fiduciary Responsibilities. Lincoln and each of its Subsidiaries have performed in all material respects all of its duties as a trustee, custodian, guardian or as an escrow agent in a manner that complies in all material respects with all applicable Laws, regulations, orders, agreements, instruments and common law standards.

Section 3.25 Guaranties. Except as set forth on Lincoln Confidential Schedule 3.25, according to prudent business practices and in compliance with applicable Law, neither Lincoln nor any of its Subsidiaries have guaranteed the obligations or liabilities of any other Person.

Section 3.26 Voting Trust, Voting Agreements or Shareholders’ Agreements. Except as set forth in Lincoln Confidential Schedule 3.26 and except for the Voting Agreements, there have been no voting trusts, voting agreements, shareholders’ agreements or similar arrangements relating to a right of first refusal with respect to the purchase, sale or voting of any shares of Lincoln Stock.

Section 3.27 Employee Relationships.

(a) Lincoln and each of its Subsidiaries have complied in all material respects with all applicable Laws relating to its relationships with their employees, and Lincoln reasonably believes that the relationships between Lincoln’s and each of its Subsidiaries’ employees are good. To the Knowledge of Lincoln, no executive officer or manager of any of the operations of Lincoln or any of its Subsidiaries or of any group of employees of Lincoln any of its Subsidiaries have any present plans to terminate their employment with Lincoln any of its Subsidiaries. Except as set forth on Lincoln Confidential Schedule 3.27(a), Lincoln is not a party to any oral or written contracts or agreements granting benefits or rights to employees or any collective bargaining agreement or to any conciliation agreement with the Department of Labor, the Equal Employment Opportunity Commission or any federal, state or local agency that requires equal employment opportunities or affirmative action in employment. There are no unfair labor practice complaints pending against Lincoln any of its Subsidiaries before the National Labor Relations Board and no similar claims pending before any similar state or local or foreign agency. There is no activity or proceeding of any labor organization (or representative thereof) or employee group to organize any employees of Lincoln any of its Subsidiaries, nor of any strikes, slowdowns, work stoppages, lockouts or threats thereof, by or with respect to any such employees. Lincoln and each of its Subsidiaries is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and neither Lincoln nor any of its Subsidiaries is engaged in any unfair labor practice.

(b) Set forth on Lincoln Confidential Schedules 3.27(b) is a complete and correct list of all employment agreements between Lincoln or any of its Subsidiaries and any employee of Lincoln or any of its Subsidiaries (collectively, “Employment Agreements”). True and correct copies of all Employment Agreements and all amendments thereto have been furnished to EQBK.

Section 3.28 Employee Benefit Plans.

(a) Set forth on Lincoln Confidential Schedule 3.28(a) is a complete and correct list of all “employee benefit plans” (as defined in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all other bonus, incentive, compensation, deferred compensation, profit sharing, stock option, phantom stock, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, employment, consulting, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, group insurance, vacation, holiday, sick leave, fringe benefit, welfare or any other similar plan, program, arrangement, agreement, policy or understanding (written or oral, qualified or nonqualified, currently effective or terminated) (“Benefit Plans”) that are sponsored, maintained, contributed to by or required to be contributed to by Lincoln and any of its Subsidiaries, or with respect to which Lincoln and any of its Subsidiaries has or could reasonably be expected to have any obligation or liability (whether actual, contingent or otherwise) thereunder (“Company Benefit Plans”).

(b) Lincoln has furnished to EQBK, with respect to each Company Benefit Plan, complete and correct copies of the following, as applicable: (i) the current plan document and all amendments thereto (or, with respect to any Company Benefit Plan not reduced to writing, a summary of the material terms thereof), (ii) the most recently filed annual report with respect to each Company Benefit Plan (including all schedules and attachments); (iii) the most recent summary plan description, together with each summary of material modification required under ERISA with respect to such Company Benefit Plan; (iv) all trust agreements, insurance contracts and similar funding instruments with respect to Company Benefit Plan; (v) any coverage, nondiscrimination and top-heavy testing reports for the most recent plan year; with respect to each Company Benefit Plan that is subject to coverage, nondiscrimination and/or top-heavy testing; (vi) the most recent determination, advisory or opinion letter from the IRS; (vii) all material correspondence with any Governmental Entity relating to any Employee Plan within the last three (3) years; and (viii) all investment management agreements, administrative services contracts or similar contracts relating to the ongoing administration, investment or implementation with respect to Company Benefit Plan.

(c) No Company Benefit Plan is (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA), (ii) a Benefit Plan subject to Section 412 of the Code or Title IV of ERISA, (iii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iv) a multiple employer plan as contemplated by Section 413(c) of the Code, or (v) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(d) There have been no material prohibited transactions (as defined in Section 4975 of the Code or Section 406 of ERISA), breaches of fiduciary duty or any other breaches or violations of any Law applicable to the Company Benefit Plans that would directly or indirectly subject Lincoln, any of its Subsidiaries or any Company Benefit Plan to any taxes, penalties, or other material liabilities (any liability arising from any indemnification agreement or policy).

(e) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received and can rely upon a current favorable determination, advisory or opinion letter and no circumstance exist that could reasonably be expected to result in revocation of any such favorable determination, advisory or opinion letter. Each such Company Benefit Plan is intended to be qualified and has been maintained, operated and administered in material compliance with applicable Law and its terms, any related trust is exempt from federal income tax under Section 501(a) of the Code and no event has occurred that will or could reasonably be expected to result in the loss of such tax exemption.

(f) With respect to the ESOP:

(i) Except as set forth on Lincoln Confidential Schedule 3.28(f)(i), there is no existing indebtedness of the ESOP or Lincoln or its Subsidiaries to the ESOP.

(ii) No purchase of shares of Lincoln Stock by the ESOP has adversely affected the tax qualification of the ESOP or failed to satisfy all of the requirements for the prohibited transaction exemption provided by Section 408(e) of ERISA. All shares of Lincoln Stock purchased by the ESOP were purchased for no more than “adequate consideration” within the meaning Section 3(18) of ERISA, as determined on the basis of a stock valuation prepared by an “independent appraiser” (as this term is defined in Section 401(a)(28)(C) of the Code) satisfying all requirements of Sections 3(18) and 408(e) of ERISA and applicable DOL regulations.

(iii) The ESOP has been at all times since its inception a qualified employee stock ownership plan within the meaning of Code Section 4975(e)(7). All shares of Lincoln Stock owned by the ESOP are and have at all times constituted “employer securities” as that term is defined in Section 409(l) of the Code and “qualifying employer securities” as defined in Section 407(d) (5) of ERISA. The trust maintained to fund the ESOP (the “ESOP Trust”) is a trust duly formed in accordance with applicable state law and is, and at all times has been, a trust described in Section 501(a) of the Code. The ESOP trustee has been duly and properly appointed and granted full authority to act as trustee of the ESOP and exercise trust powers thereunder.

(iv) No event of default has occurred or presently exists under any documents related to any loan, or similar agreement, made by the ESOP in connection with the purchase of shares of Lincoln Stock by the ESOP (each, an “ESOP Loan”), including but not limited to any ESOP Loan agreement, promissory note, stock purchase agreement and pledge agreement (referred to collectively as the “ESOP Loan Documents”). The ESOP has the right under the ESOP Loan Documents to prepay at any time the principal amount of its note without penalty and subject only to payment of accrued interest through the date of prepayment. Except for the indebtedness under any existing ESOP Loan Documents, there is no existing indebtedness of the ESOP, Lincoln or any of its Subsidiaries relating to the ESOP.

(g) There are no pending claims, lawsuits or actions relating to any Company Benefit Plan or the assets thereof (other than ordinary course claims for benefits) and, to Lincoln’s Knowledge, none are threatened.

(h) No Company Benefit Plan provides or is designed to provides benefits to any employee, director or consultant (or dependent of any of the foregoing) following termination of service other than as required to be offered pursuant to Section 601 et Seq. of ERISA, Section 4980B of the Code or similar state Law (collectively, “COBRA”). No written or oral representations have been made by or on behalf of Lincoln or any of its Subsidiaries to any individual promising or guaranteeing any payment or funding for the continuation of medical, dental, life or disability coverage or any other welfare benefit for any period of time beyond the end of the current plan year (except to the extent of coverage required to be offered pursuant to COBRA). Compliance with FAS 106 with respect to Company Benefit Plans would not create any material change to the Lincoln Financial Statements or the Call Reports. None of Lincoln or any of its Subsidiaries has any liability (whether actual, contingent or otherwise) with respect to any failure to comply with COBRA.

(i) Except as (i) set forth in Lincoln Confidential Schedule 3.28(i), (ii) required by the terms of an applicable Company Benefit Plan as in effect on the date of this Agreement, or (iii) expressly set forth in this Agreement, the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement will not (whether alone or together with any other event, occurrence or circumstance) (A) result in any payment required to be made under any Company Benefit Plan, (B) accelerate the time of payment, exercise, funding or vesting of any compensation or benefit with respect to any current or former employee, officer, director or consultant (or any dependent of any of the foregoing), (C) increase the amount of compensation or benefits due to any current or former employee, officer, director or consultant (or any dependent of any of the foregoing), or (D) result in any limitation on the right of Lincoln or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust or require the funding of any trust or other funding vehicle. No compensation or other remuneration paid or payable or benefit provided or to be provided with respect to any current or former employee, officer, director or consultant (or any dependent of any of the foregoing) of Lincoln or its Affiliates will result in any “excess parachute payment” under Section 280G of the Code.

(j) All contributions to any Company Benefit Plan (including, without limitation, all employer contributions, employee salary reduction contributions and all premiums or other payments) that are due and payable by Lincoln any of its Subsidiaries on or before the Closing Date have been timely paid to or made with respect to each Company Benefit Plan and, to the extent not presently payable, appropriate reserves have been established for the payment and properly accrued in accordance with GAAP.

(k) No participant, beneficiary or non-participating employee has been denied any benefit due or to become due under any Company Benefit Plan. Neither Lincoln nor any of its Subsidiaries has misled any person as to his or her rights under any Company Benefit Plan. All obligations required to be performed by Lincoln and any of its Subsidiaries under any Company Benefit Plan have been performed in all material respects and neither Lincoln nor any of its Subsidiaries is in default under or in violation of any provision of any Company Benefit Plan. No event has occurred that would constitute grounds for an enforcement action by any party against Lincoln, any of its Subsidiaries or any fiduciary of any Company Benefit Plan under part 5 of Title I of ERISA under any Employee Plan.

(l) Except as set forth on Lincoln Confidential Schedule 3.28(l), all Company Benefit Plan documents, annual reports or returns, audited, compiled or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Employee Plans are correct, complete, and current in all material respects, and have been timely filed or distributed to the extent required by Law.

(m) Except as set forth on Lincoln Confidential Schedule 3.28(m), no Company Benefit Plan holds any stock or other securities of Lincoln or any of its Subsidiaries or provides the opportunity for the grant, purchase or contribution of any such security.

(n) Except as provided in Lincoln Confidential Schedule 3.28(n), Lincoln or any of its Subsidiaries may, at any time amend or terminate any Company Benefit Plan that it sponsors or maintains and may withdraw from any Company Benefit Plan to which it contributes (but does not sponsor or maintain), without obtaining the consent of any third party, other than an insurance company in the case of any benefit underwritten by an insurance company, and without incurring liability except for unpaid premiums or contributions due for the pay period that includes the effective date of such amendment, withdrawal or termination and for customary termination expenses.

(o) Each Employee Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) (a “Nonqualified Deferred Compensation Plan”) has been maintained, operated and administered in compliance with Section 409A of the Code and no violation of Section 409A of the Code has occurred with respect to any Nonqualified Deferred Compensation Plan. Neither Lincoln nor any of its Subsidiaries is a party to, or otherwise obligated under, any contract, agreement, plan or arrangement to provide for the gross-up of taxes imposed by Section 409A or 4999 of the Code.

Section 3.29 Obligations to Employees. All accrued obligations and liabilities of Lincoln, each of its Subsidiaries and all Company Benefit Plans, for payments to trusts (including grantor trusts) or other funds, to any government agency or authority, or to any present or former director, officer, employee, consultant or agent (or his or her heirs, legatees or legal representatives) have been timely paid to the extent required by applicable Law or the terms of such Company Benefit Plan. To the extent that payment of any obligation or liability with respect to the immediately preceding sentence is not currently required, adequate accruals and reserves for such payments have been and are being made by Lincoln or its Subsidiaries according to GAAP and applicable Law applied on a consistent basis. All related accruals and reserves are correctly and accurately reflected and accounted for in the Lincoln Financial Statements and the books, statements and records of Lincoln and each of its Subsidiaries.

Section 3.30 Interest Rate Risk Management Instruments. Except as listed on Lincoln Confidential Schedule 3.30, other than loans that provide for interest rate caps or floors, neither Lincoln nor any of its Subsidiaries has any interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of Lincoln or any of its Subsidiaries or for the account of a customer of Lincoln or any of its Subsidiaries.

Section 3.31 Internal Controls. Lincoln and each of its Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains adequate internal accounting controls that are designed to provide assurance that (a) transactions are executed with management’s authorization; (b) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Lincoln and to maintain accountability for Lincoln’s and its Subsidiaries’ assets; (c) access to Lincoln’s and its Subsidiaries’ assets is permitted only in accordance with management’s authorization; (d) the reporting of Lincoln’s and its Subsidiaries’ assets is compared with existing assets at regular intervals; and (e) extensions of credit and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Except as set forth on Lincoln Confidential Schedule 3.31, none of Lincoln’s or any of its Subsidiaries’ systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of Lincoln, any of its Subsidiaries or their accountants.

Section 3.32 Community Reinvestment Act. Since January 1, 2023, the Bank is in compliance in all material respects with the Community Reinvestment Act (the “CRA”) and all regulations issued thereunder, and Lincoln has supplied EQBK with copies of the Bank’s current CRA statement, all support papers therefor, all letters and written comments received by it since February 27, 2023, pertaining thereto and any responses by the Bank to those letters and comments. The Bank has a rating of not less than “satisfactory” as of its most recent CRA compliance examination and Lincoln has no Knowledge of any reason why the Bank would not receive a rating of “satisfactory” or better in its next CRA compliance examination or why the FDIC or any other Governmental Entity may seek to restrain, delay or prohibit the transactions contemplated hereby as a result of any act or omission of the Bank under the CRA.

Section 3.33 Fair Housing Act, Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act and Equal Credit Opportunity Act. Since January 1, 2023, the Bank is in compliance in all material respects with the Fair Housing Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act and the Equal Credit Opportunity Act and all regulations issued thereunder. The Bank has not received any notice of any violation of those acts or any of the regulations issued thereunder, and the Bank has not received any notice of, nor does Lincoln have any Knowledge of, any threatened administrative inquiry, proceeding or investigation with respect to the Bank’s non-compliance with such acts.

Section 3.34 Usury Laws and Other Consumer Compliance Laws. Since January 1, 2023, all loans of the Bank have been made in all material respects in accordance with all applicable statutes and regulatory requirements at the time of such loan or any renewal thereof, including without limitation, the Iowa usury statutes as they are currently interpreted, Regulation Z issued by the Federal Reserve, the Federal Consumer Credit Protection Act and all statutes and regulations governing the operation of banks chartered under the Laws of the State of Iowa. Each loan on the books of the Bank was made in the ordinary course of business.

Section 3.35 Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. Since January 1, 2023, Lincoln and the Bank are in compliance in all material respects with the Bank Secrecy Act, the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. Patriot Act, and all regulations issued thereunder, and the Bank has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts; furthermore, the Bank has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the United States Treasury Department, including the IRS. The Bank has timely filed all Suspicious Activity Reports with the Financial Institutions - Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it under the Laws referenced in this Section.

Section 3.36 Unfair, Deceptive or Abusive Acts or Practices. Since January 1, 2023, neither Lincoln nor any of its Subsidiaries has engaged in any unfair, deceptive or abusive acts or practices, as such terms are defined under §1031 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). There are no allegations, claims or disputes to which Lincoln or any of its Subsidiaries is a party that allege, or to the Knowledge of Lincoln, no Person has threatened to allege, that Lincoln or any of its Subsidiaries has engaged in any unfair, deceptive or abusive acts or practices.

Section 3.37 Securities Not Publicly Traded. No security or interest in Lincoln or any of its Subsidiaries is, or has been, publicly traded, quoted or traded on any security exchange, over-the-counter market or any interdealer quotation system including, without limitation, the New York Stock Exchange, Inc., The Nasdaq Stock Market LLC, the NYSE American LLC or the Over-the-Counter Bulletin Board. Except as set for on Lincoln Confidential Schedule 3.37, neither Lincoln nor any of its Subsidiaries has ever filed a registration statement with the Securities and Exchange Commission (“SEC”) under the Securities Act or been required to file, or has voluntarily filed, periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Neither Lincoln nor any of its Subsidiaries has obtained a CUSIP number for any of its securities. The consummation of the transactions contemplated hereby will not require any notification or filing pursuant to Rule 10b-17 promulgated by the SEC or Rule 6490 promulgated by the Financial Industry Regulatory Authority.

Section 3.38 Proxy Statement/Prospectus. None of the information supplied or to be supplied by Lincoln or any of its Subsidiaries or any of its directors, officers, employees or agents for inclusion in the Proxy Statement/Prospectus shall, at the date the Proxy Statement/Prospectus is mailed to the shareholders of Lincoln and, as the Proxy Statement/Prospectus may be amended or supplemented, at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to Lincoln or any of its Subsidiaries necessary in order to make the statements therein with respect to Lincoln and any of its Subsidiaries, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting.

Section 3.39 Agreements Between Lincoln and its Subsidiaries; Claims. Except as set forth on Lincoln Confidential Schedule 3.39, there are no written or oral agreements or understandings between Lincoln and any of its Subsidiaries. All past courses of dealings between Lincoln and each of its Subsidiaries have been conducted in the ordinary course of business, on arms-length terms consistent with applicable Law and prudent business practices. Lincoln has no Knowledge of any claims that Lincoln has against any of its Subsidiaries or of any facts or circumstances that would give rise to any such claim.

Section 3.40 Representations Not Misleading. No representation or warranty by Lincoln contained in this Agreement or the Lincoln Confidential Schedules contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein, in light of the circumstances under which they were made, not misleading.

Section 3.41 State Takeover Laws. The Lincoln Board has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions any applicable provisions of the takeover Laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” Law.

Section 3.42 Opinion of Financial Advisor. Prior to the execution of this Agreement, the Lincoln Board has received an opinion (which, if initially rendered orally, has been or will be confirmed by a written opinion, dated the same date) from Stephens Inc., to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Per Share Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of Lincoln Stock. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.

Section 3.43 No Other Representations or Warranties. Except as expressly set forth in this Agreement, none of Lincoln, its Subsidiaries or any other Person is making or has made, and none of them shall have liability in respect of, any written or oral representation or warranty, express or implied, at Law, in equity or otherwise, with respect to Lincoln or any of its Subsidiaries or otherwise, and whether express or implied, at Law, in equity or otherwise, in respect of this Agreement or the transactions contemplated thereby, or in respect of any other matter whatsoever.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF EQBK AND MERGER SUB

Except (a) as disclosed in the disclosure schedules delivered by EQBK and Merger Sub to Lincoln prior to or concurrently with execution hereof (the “EQBK Confidential Schedules”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the EQBK Confidential Schedules as an exception to a representation or warranty shall not be deemed an admission by EQBK that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Change, and (iii) any disclosures made with respect to a section of this ARTICLE IV shall be deemed to qualify (A) any other section of this ARTICLE IV specifically referenced or cross-referenced, and (B) other sections of this ARTICLE IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any EQBK SEC Reports filed prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), EQBK hereby represents and warrants to Lincoln as follows:

Section 4.01 Organization and Qualification.

(a) EQBK is a corporation, duly organized, validly existing and in good standing under all Laws of the State of Kansas and is a bank holding company registered under the BHCA and is duly licensed or qualified to do business and in good standing in each jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Change with respect to EQBK. EQBK has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and carry out its obligations under this Agreement, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Change with respect to EQBK. True and complete copies of the articles of incorporation and bylaws of EQBK, as amended to date, certified by the Secretary of EQBK, have been made available to Lincoln.

(b) Equity Bank is a Kansas state-chartered bank, duly organized and validly existing under the Laws of the State of Kansas and in good standing under all Laws of the State of Kansas and is duly licensed or qualified to do business and in good standing in each jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Change with respect to EQBK. Equity Bank has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Change with respect to the Bank. True and complete copies of the articles of incorporation and bylaws of Equity Bank, as amended to date, certified by the Secretary or Cashier of Equity Bank have been made available to Lincoln. Equity Bank is an insured depository institution as defined in the FDIA.

(c) Upon its formation, Merger Sub will be a corporation, duly organized, validly existing and in good standing under all Laws of the State of Iowa and is wholly-owned by EQBK. Upon its formation, Merger Sub will have the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and carry out its obligations under this Agreement, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Change with respect to Merger Sub. True and complete copies of the articles of incorporation and bylaws of Merger Sub, as amended to date, will be made available to Lincoln.

Section 4.02 Authority; Execution and Delivery.

(a) Subject only to the required regulatory approval, EQBK has the full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. The execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly and validly approved by the EQBK Board. The EQBK Board has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of EQBK and its shareholders. EQBK has taken all actions necessary to authorize the execution, delivery and (provided the required regulatory approvals are obtained) performance of this Agreement and the other agreements and documents contemplated hereby to which it is a party. This Agreement has been, and the other agreements and documents contemplated hereby, have been or at Closing will be, duly executed by EQBK, and, assuming due authorization, execution and delivery by Lincoln, each constitutes the legal, valid and binding obligation of EQBK, enforceable in accordance with its respective terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

(b) Upon its formation, Merger Sub will have the full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. Merger Sub will take all action necessary to authorize the execution, delivery and (provided the required regulatory and shareholder approvals are obtained) performance of this Agreement and the other agreements and documents contemplated hereby to which it is a party. This Agreement will be, and the other agreements and documents contemplated hereby, at Closing will be, duly executed by Merger Sub, and each will constitute the legal, valid and binding obligation of Merger Sub, enforceable in accordance with its respective terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

Section 4.03 Capitalization.

(a) The entire authorized capital stock of EQBK consists solely of (i) 45,000,000 shares of EQBK Class A Stock, of which 20,578,039 shares are issued and outstanding, as of June 30, 2026, (ii) 5,000,000 shares of EQBK Class B Stock, none of which are issued and outstanding, as of June 30, 2026, and (iii) 10,000,000 shares of preferred stock, none of which are issued and outstanding. Except as set forth in the EQBK SEC Reports and for changes since June 30, 2026 resulting from issuance, exercise, vesting or settlement of any equity awards issued under any Company Benefit Plan of EQBK, there are no outstanding options, warrants, rights, convertible or exchangeable securities or other agreements or commitments obligating EQBK to issue or sell any equity securities of EQBK. All of the outstanding shares of EQBK Stock have been duly authorized and validly issued and are fully paid and non-assessable and have not been issued in violation of nor are they subject to preemptive rights of any EQBK shareholder.

(b) At the Effective Time, the shares of EQBK Class A Stock issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable, free and clear of all Liens (other than transfer and other restrictions under applicable federal and state securities laws), and will not be issued in violation of any preemptive rights or any applicable federal or state securities Laws and will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any shareholder of Lincoln who may be deemed to be an “affiliate” (under the Exchange Act) of EQBK after the completion of the Merger.

Section 4.04 SEC Filings; Financial Statements.

(a) EQBK has filed and made available to Lincoln all forms, reports, and documents required to be filed by EQBK with the SEC since its initial public offering (collectively, the “EQBK SEC Reports”) and has paid all fees and assessments due and payable in connection therewith. Except as set forth on EQBK Confidential Schedule 4.04, the EQBK SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such EQBK SEC Reports or necessary in order to make the statements in such EQBK SEC Reports, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no material outstanding comments from, or material unresolved issues raised by, the SEC with respect to any of the EQBK SEC Reports. Except for any Subsidiaries of EQBK that are registered as a broker, dealer or investment advisor or filings required due to fiduciary holdings of such Subsidiaries of EQBK, no Subsidiary of EQBK is required to file any forms, reports or other documents with the SEC.

(b) The financial statements of EQBK contained (or incorporated by reference, as applicable) in the EQBK SEC Reports, including any EQBK SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present the consolidated financial position of EQBK and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

(c) EQBK’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all material information (both financial and non-financial) required to be disclosed by EQBK in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to EQBK’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of EQBK required under the Exchange Act with respect to such reports. EQBK has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to EQBK’s auditors and the audit committee of the board of directors of EQBK (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect EQBK’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in EQBK’s internal controls over financial reporting.

(d) Each of the principal executive officer and the principal financial officer of EQBK (or each former principal executive officer and each former principal financial officer of EQBK, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “SOA”) with respect to the EQBK SEC Reports, and the statements contained in such certifications are true and accurate in all material respects. Except as permitted under the SOA, neither EQBK nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the SOA) any “extensions of credit” (within the meaning of Section 402 of the SOA) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of EQBK or any of its Subsidiaries. EQBK is otherwise in compliance, in all material respects, with all applicable provisions of the SOA.

(e) The books and records kept by EQBK and its Subsidiaries are in all material respects complete and accurate and have been maintained in the ordinary course of business and in accordance with applicable Law and accounting requirements. The financial statements of EQBK included in the EQBK SEC Reports have been prepared from, and are in accordance with, the books and records of EQBK and its Subsidiaries.

(f) Since January 1, 2023, neither EQBK nor any of its Subsidiaries nor, to EQBK’s Knowledge, any director, officer, employee, auditor, accountant or representative of EQBK or any of its Subsidiaries has received, or otherwise had or obtained Knowledge of, any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of EQBK or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that EQBK or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

Section 4.05 Compliance with Laws, Permits and Instruments.

(a) Except as set forth on EQBK Confidential Schedule 4.05(a), EQBK and each of its Subsidiaries is, and has been since January 1, 2023, in compliance in all material respects with all applicable federal, state, local and foreign Laws, rules, judgments, orders and decrees applicable thereto or to the employees conducting such businesses, including Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Dodd-Frank Act, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act and the regulations implementing such statutes, all other applicable anti-money laundering Laws, fair lending Laws and other Laws relating to discriminatory lending, financing, leasing or business practices and all agency requirements relating to the origination, sale and servicing of mortgage loans, except where the failure to be so in compliance would not reasonably be likely to result in a Material Adverse Change with respect to EQBK.

(b) Except as set forth on EQBK Confidential Schedule 4.05(b), each of EQBK and Equity Bank holds all material licenses, registrations, franchises, permits and authorizations necessary for the lawful conduct of its business and is not in violation of any applicable Law or Order of any Governmental Entity, which is reasonably likely to result in a Material Adverse Change as to EQBK, individually or in the aggregate, or to the Knowledge of EQBK is reasonably likely to materially and adversely affect, prevent or delay the obtaining of any regulatory approval for the consummation of the transactions contemplated by this Agreement.

(c) Except as set forth on EQBK Confidential Schedule 4.05(c), each of EQBK, Equity Bank and Merger Sub has, in all material respects, performed and abided by all obligations required to be performed by it to the date hereof, and has complied with, and is in compliance with, and is not in default under, or in violation of, (i) any provision of the articles of incorporation or bylaws of EQBK, Equity Bank or Merger Sub or other governing documents of EQBK, Equity Bank or Merger Sub, as applicable (collectively, the “EQBK Constituent Documents”), (ii) any material provision of any mortgage, indenture, lease, contract, agreement or other instrument applicable to EQBK or any Subsidiary of EQBK, or their respective assets, operations, properties or businesses now conducted or heretofore conducted or (iii) any permit, concession, grant, franchise, license, authorization, judgment, writ, injunction, order, decree or award of any Governmental Entity applicable in any material respect to EQBK or any Subsidiary of EQBK or their respective assets, operations, properties or businesses now conducted or heretofore conducted.

(d) Except as set forth on EQBK Confidential Schedule 4.05(d), the execution, delivery and performance of this Agreement (provided the required regulatory and shareholder approvals are obtained) and the other agreements contemplated hereby, and the completion of the transactions contemplated hereby and thereby will not conflict with, or result in any violation of or default or loss of a benefit under, (i) the EQBK Constituent Documents, (ii) any material mortgage, indenture, lease, contract, agreement or other instrument applicable to EQBK or any Subsidiary of EQBK, or their respective assets, operations, properties or businesses, or (iii) any material permit, concession, grant, franchise, license, authorization, judgment, writ, injunction, order, decree, statute, Law, ordinance, rule or regulation applicable to EQBK or any Subsidiary of EQBK or their respective assets, operations, properties or businesses.

Section 4.06 Undisclosed Liabilities. Neither EQBK has nor any of its Subsidiaries has any liability or obligation, accrued, absolute, contingent or otherwise and whether due or to become due (including, without limitation, unfunded obligations under any employee benefit plan maintained by EQBK) that are not reflected in or disclosed in the EQBK SEC Reports, except those (a) liabilities and expenses incurred in the ordinary course of business and consistent with past business practices since the date of the EQBK SEC Reports, (b) liabilities incurred in connection with this Agreement or the transactions contemplated hereby, or (c) liabilities that are not, individually or in the aggregate, material to EQBK and its Subsidiaries, taken as a whole.

Section 4.07 Litigation.

(a) Except as set forth on EQBK Confidential Schedule 4.07(a), neither EQBK, Equity Bank nor Merger Sub is a party to any, and there are no pending or, to the Knowledge of EQBK, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against EQBK, Equity Bank or Merger Sub which are reasonably likely, individually or in the aggregate, to result in a Material Adverse Change as to EQBK, Equity Bank or Merger Sub, nor, to the Knowledge of EQBK, is there any basis for any proceeding, claim or any action against EQBK, Equity Bank or Merger Sub that would be reasonably likely, individually or in the aggregate, to result in a Material Adverse Change as to EQBK, Equity Bank or Merger Sub. There is no Order imposed upon EQBK, Equity Bank or Merger Sub or the assets or property of EQBK, Equity Bank or Merger Sub that has resulted in, or is reasonably likely to result in, a Material Adverse Change, other than restrictions of general application to Persons in businesses similar to those of EQBK or any of its Subsidiaries.

(b) No material legal action, suit or proceeding or judicial, administrative or governmental investigation is pending or, to the Knowledge of EQBK, threatened against EQBK, Equity Bank or Merger Sub that questions the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by EQBK pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 4.08 Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the NYSE, (b) the filing of applications, filings and notices, as applicable, with the Federal Reserve under the BHCA and approval of such applications, filings and notices, (c) the filings of applications, filings and notices, as applicable, with the FDIC, and approval of such applications, filings and notices, (d) the filing of applications, filings and notices, as applicable, with the OSBC in connection with the Bank Merger, and approval of such applications, filings and notices, (e) the filing with the SEC of (i) any filings under applicable requirements of the Securities Act or Exchange Act, including the filing of the Proxy Statement/Prospectus and (ii) the Form S-4 and declaration of effectiveness of the Form S-4, (f) the filing of the articles or certificates of merger with the Secretary of State of the State of Iowa pursuant to the requirements of the IBCA and the Secretary of State of the State of Kansas pursuant to the requirements of the KGCC, and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various states in connection with the issuance of shares of EQBK Class A Stock pursuant to this Agreement and the approval of the listing of such EQBK Class A Stock on the NYSE, no consents, Orders or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by EQBK of this Agreement or (B) the consummation by EQBK of the transactions contemplated by this Agreement. As of the date of this Agreement, EQBK has no Knowledge of any reasons why all regulatory approvals from any Governmental Entity or Regulatory Agency required for the consummation of the transactions contemplated hereby should not be obtained on a timely basis and EQBK has no Knowledge of any fact or circumstance that would materially delay receipt of any such required regulatory approval.

Section 4.09 Regulatory Compliance.

(a) Since January 1, 2023, all reports, records, registrations, statements, notices and other documents or information required to be filed by EQBK and any of its Subsidiaries with any Regulatory Agency, including, but not limited to, the Federal Reserve, FDIC and the OSBC, have been duly and timely filed and all information and data contained in such reports, records or other documents are true, accurate, correct and complete in all material respects. Neither EQBK, Equity Bank nor Merger Sub is or has been within the last five (5) years subject to any commitment letter subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of a supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business. There are no actions or proceedings pending or, to EQBK’s Knowledge, threatened against EQBK or any of its Subsidiaries by or before any such regulatory bodies or any other nation, state or subdivision thereof, or any other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government. Except for normal examinations conducted by bank regulatory agencies in the ordinary course of business, no Regulatory Agency has initiated any proceeding or, to EQBK’s Knowledge, investigation into the business or operations of EQBK or any of its Subsidiaries. There is no unresolved violation, criticism or exception by any Regulatory Agency or other Governmental Entity with respect to any report or statement relating to any examinations of EQBK, Equity Bank or Merger Sub. EQBK is “well-capitalized” (as that term is defined in 12 C.F.R. § 225.2(r)) and “well managed” (as that term is defined is 12 C.F.R. § 225.2(s)). Equity Bank is an “eligible bank” (as that term is defined in 12 C.F.R. § 303.2(r)). Notwithstanding the foregoing, neither party shall be required to take any action under this Agreement that would cause such party to violate 12 C.F.R. §309.6.

(b) All material reports, records, registrations, statements, notices and other documents or information required to be filed by EQBK or Equity Bank with any Regulatory Agency, have been duly and timely filed and all information and data contained in such reports, records or other documents are substantially true, accurate, correct and complete.

Section 4.10 Proxy Statement/Prospectus. None of the information supplied or to be supplied by EQBK or any of its directors, officers, employees or agents for inclusion in the Proxy Statement/Prospectus shall, at the date the Proxy Statement/Prospectus is mailed to the shareholders of Lincoln and, as the Proxy Statement/Prospectus may be amended or supplemented, at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to EQBK or any Subsidiary of EQBK necessary in order to make the statements therein with respect to EQBK or any Subsidiary of EQBK, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting. All documents that EQBK or Equity Bank is responsible for filing with any Regulatory Agency in connection with the Merger or the Bank Merger shall comply with respect to EQBK and Equity Bank in all material respects with the provisions of applicable Law.

Section 4.11 Absence of Certain Changes. Since December 31, 2025, (a) EQBK has conducted its business in the ordinary course (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby), and (b) there has not been any Material Adverse Change with regard to or affecting EQBK or any of its Subsidiaries, nor has any event or condition occurred that has resulted, or is reasonably likely to result, in a Material Adverse Change to EQBK or any of its Subsidiaries or that could materially affect EQBK’s or any of its Subsidiaries’ ability to perform the transactions contemplated by this Agreement or the other agreements contemplated hereby.

Section 4.12 EQBK Disclosure Controls and Procedures. None of EQBK’s records, systems, controls, data or information, are recorded, stored, maintained and operated wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of EQBK or its accountants.

Section 4.13 Representations Not Misleading. No representation or warranty by EQBK contained in this Agreement or the EQBK Disclosure Schedules contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein, in light of the circumstances under which it was made, not misleading.

Section 4.14 Opinion of Financial Advisor. Prior to the execution of this Agreement, the EQBK Board has received an opinion (which, if initially rendered orally, has been or will be confirmed by a written opinion, dated the same date) of Hovde Group, LLC, to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Per Share Merger Consideration payable pursuant to this Agreement is fair, from a financial point of view, to EQBK. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.

Section 4.15 Loans. As of the date hereof, each loan held in EQBK’s or any of its Subsidiaries’ loan portfolio, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Change with respect to EQBK, (i) at the time and under the circumstances in which made, was made for good, valuable and adequate consideration in the ordinary course of business and are the legal and binding obligations of the obligors thereof (except as enforcement against the obligors may be limited by Bankruptcy Exception), (ii) is evidenced by genuine notes, agreements, or other evidences of indebtedness, (iii) was made in accordance with the lending policies and underwriting standards of Equity Bank, and (iv) to the extent secured, have been secured, to the Knowledge of EQBK, by valid Liens and security interests which have been perfected.

Section 4.16 Sufficiency of Funds. EQBK has and will have as of the Effective Time, without having to resort to external sources, sufficient funds to effect the transactions contemplated by this Agreement.

Section 4.17 Taxes.

(a) Neither EQBK nor Merger Sub has taken or agreed to take (or failed to take or failed to agree to take) any action and has no Knowledge of any facts or circumstances that would reasonably be expected to prevent the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) EQBK and each of its Subsidiaries have duly and timely filed all Tax Returns that they were required to file under applicable Laws with the appropriate Governmental Entity. All such Tax Returns are true, correct and complete in all material respects and have been prepared in material compliance with all applicable Laws. All Taxes due and payable by EQBK and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely and properly paid to the appropriate Governmental Entity.

(c) EQBK and each of its Subsidiaries have each collected or withheld and duly paid to, or deposited with, the appropriate Governmental Entity all Taxes required to have been collected or withheld and so paid or deposited by it.

(d) There is no proceeding, audit, assessment, dispute or claim concerning any Tax liability or Tax Return of EQBK or any of its Subsidiaries either (i) pending or ongoing, (ii) claimed or raised by any Governmental Entity in writing, or (iii) as to which EQBK or any of its Subsidiaries has Knowledge. All Tax deficiencies asserted, or assessments made, against EQBK or any of its Subsidiaries have been fully paid or finally resolved.

Section 4.18 Benefit Plans. Each EQBK Benefit Plan has been established, maintained, operated and administered in material compliance with applicable Law and its terms, and no Benefit Plan sponsored or maintained by EQBK is subject to Title IV of ERISA.

Section 4.19 Community Reinvestment Act. Since January 1, 2023, Equity Bank is in compliance in all material respects with the CRA and all regulations issued thereunder, Equity Bank has a rating of not less than “satisfactory” as of its most recent CRA compliance examination and EQBK has no Knowledge of any reason why Equity Bank would not receive a rating of “satisfactory” or better in its next CRA compliance examination or why the FDIC or any other Governmental Entity may seek to restrain, delay or prohibit the transactions contemplated hereby as a result of any act or omission of Equity Bank under the CRA.

Section 4.20 No Other Representations or Warranties. Except as expressly set forth in this Agreement, none of EQBK, its Subsidiaries or any other Person is making or has made, and none of them shall have liability in respect of, any written or oral representation or warranty, express or implied, at Law, in equity or otherwise, with respect to EQBK or any of its Subsidiaries or otherwise, and whether express or implied, at Law, in equity or otherwise, in respect of this Agreement or the transactions contemplated thereby, or in respect of any other matter whatsoever.

ARTICLE V

COVENANTS OF LINCOLN

Section 5.01 Commercially Reasonable Efforts. Lincoln will use commercially reasonable efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to cause the completion of the transactions contemplated hereby in accordance with this Agreement.

Section 5.02 Shareholders’ Meeting. Lincoln, acting through the Lincoln Board, shall, in accordance with applicable Law (subject to a Change in Recommendation in accordance with Section 5.23):

(a) duly call, give notice of, convene and hold a meeting of its shareholders (the “Shareholders’ Meeting”) as soon as practicable after the Registration Statement and the Proxy Statement/Prospectus (forming a part of the Registration Statement) become effective with the SEC for the purpose of approving and adopting this Agreement, the Merger, and the transactions contemplated hereby;

(b) require no greater than the minimum vote of the capital stock of Lincoln required by applicable Law in order to approve this Agreement, the Merger and the transactions contemplated hereby;

(c) include in the Proxy Statement/Prospectus the recommendation of the Lincoln Board that the shareholders of Lincoln vote in favor of the approval and adoption of this Agreement, the Merger and the transactions contemplated hereby; and

(d) cause the Proxy Statement/Prospectus to be mailed to the shareholders of Lincoln as soon as practicable after the Registration Statement and the Proxy Statement/Prospectus (forming a part of the Registration Statement) become effective with the SEC, and use its commercially reasonable efforts to obtain the approval and adoption of this Agreement, the Merger and the transactions contemplated hereby by shareholders holding at least the minimum number of shares of Lincoln Stock entitled to vote at the Shareholders’ Meeting necessary to approve the foregoing under applicable Law. The letters to shareholders, notices of meeting, proxy statement of Lincoln and EQBK and forms of proxy to be distributed to Lincoln’s and EQBK’s shareholders in connection with the Merger and this Agreement shall be in form and substance reasonably satisfactory to Lincoln and EQBK and are collectively referred to herein as the “Proxy Statement/Prospectus.”

Section 5.03 Information Furnished by Lincoln. Subject to applicable Law, confidentiality obligations, attorney-client privilege and confidential supervisory information, Lincoln shall, promptly following receipt of a written request from EQBK, furnish or cause to be furnished to EQBK, all information concerning Lincoln, including but not limited to financial statements, required for inclusion in any statement or application made or filed by EQBK to or with any Governmental Entity in connection with the transactions contemplated by this Agreement. Lincoln represents and warrants that all information so furnished shall be true and correct in all material respects and shall not omit any material fact required to be stated therein or necessary to make the statements made, in light of the circumstances under which they were made, not misleading. Lincoln shall otherwise reasonably cooperate with EQBK in the filing of any applications or other documents necessary to consummate the transactions contemplated by this Agreement, subject to applicable Law, confidentiality obligations, attorney-client privilege and confidential supervisory information.

Section 5.04 Required Acts. Between the date of this Agreement and the Closing, Lincoln will, and will cause each of its Subsidiaries, including the Bank, to, unless otherwise expressly contemplated or permitted by this Agreement, required by applicable Law or a Governmental Entity, or consented to in writing by EQBK (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) operate (including, without limitation, the making of, or agreeing to make, any loans or other extensions of credit) in the ordinary course of business and consistent with past practices and safe and sound banking principles; provided, that notwithstanding the Lincoln’s ordinary course of business and past practices, Lincoln will use its commercially reasonable efforts to accomplish the Complete Exit prior to Closing, including, without limitation, to not extend or enter into any new LSBX contracts;

(b) except as required by prudent business practices, use commercially reasonable efforts to preserve its business organization intact and to retain its present directors, officers, employees, key personnel and customers, depositors and goodwill and to maintain all assets owned, leased or used by it in good operating condition and repair, ordinary wear and tear excepted;

(c) perform all of its obligations under any material contracts, leases and documents relating to or affecting its assets, properties and business, except such obligations as Lincoln or any of its Subsidiaries may in good faith reasonably dispute;

(d) use commercially reasonable efforts to maintain in full force and effect all insurance policies now in effect or renewals thereof and give all notices and present all claims under all insurance policies in due and timely fashion;

(e) timely file, subject to extensions, all reports required to be filed with any Governmental Entity and observe and conform, in all material respects, to all applicable Laws, except those being contested in good faith by appropriate proceedings;

(f) timely file all Tax Returns required to be filed by it and timely pay all Taxes that are required to be paid by it;

(g) (i) promptly notify EQBK of the commencement and progress of any Tax proceeding or claim pending or threatened against or with respect to Lincoln or any of its Subsidiaries, and (ii) not settle, resolve or compromise any such proceeding or claim;

(h) collect or withhold all Taxes required to be collected or withheld by it and timely pay the same to the proper Governmental Entity when due;

(i) account for all transactions and prepare all financial statements in accordance with GAAP (unless otherwise instructed by RAP in which instance account for such transaction in accordance with RAP);

(j) promptly classify and charge off loans and make appropriate adjustments to loss reserves in accordance with the instructions to the Call Report and the Uniform Retail Credit Classification and Account Management Policy;

(k) maintain the allowance for loan losses account in accordance with GAAP and in an amount reasonably estimated to be adequate in all material respects to provide for all losses, net of recoveries relating to loans previously charged off, on all outstanding loans and in compliance with applicable regulatory requirements, and not reduce the amount of the Bank’s allowance for loan losses; provided, further, that such allowance for loan losses account shall be an amount not less than 1.48% of the total loans outstanding;

(l) pay or accrue all costs, expenses and other charges to be incurred in connection with the Merger, including, but not limited to, all legal fees, accounting fees, consulting fees and brokerage fees, prior to the Calculation Date; and

(m) ensure that all accruals for Taxes are accounted for in the ordinary course of business, consistent with past practices and in accordance with GAAP (unless otherwise instructed by RAP in which case such accrual will be accounted for in accordance with RAP).

Section 5.05 Prohibited Acts. Between the date of this Agreement and the Closing, Lincoln will not, and will not permit any of its Subsidiaries, including the Bank, to, without the prior written consent of EQBK (which consent shall not be unreasonably withheld, conditioned or delayed), except as set forth on Lincoln Confidential Schedule 5.05 or as otherwise expressly contemplated or permitted by this Agreement or required by applicable Law or a Governmental Entity:

(a) take or fail to take any action that would cause the representations and warranties made in ARTICLE III to be inaccurate at the time of the Closing such that Lincoln would be precluded from making such representations and warranties at the time of the Closing such that the condition to closing set forth in Section 8.01 would not be satisfied as of the Closing;

(b) merge into, consolidate with or sell substantially all of its assets to any other Person, change or amend Lincoln’s or any of its Subsidiaries’ articles of incorporation or bylaws, increase the number of shares of Lincoln Stock or any of its Subsidiaries’ stock outstanding or increase the amount of the Bank’s surplus (as calculated in accordance with the instructions to the Call Report);

(c) except as explicitly permitted hereunder or in accordance with applicable Law or pursuant to a contract existing as of the date of this Agreement, engage in any transaction with any affiliated Person or allow such Persons to acquire any assets from Lincoln or any of its Subsidiaries, except (i) in the form of wages, salaries, fees for services, reimbursement of expenses and benefits already granted or accrued under the Employee Plans currently in effect, or (ii) any deposit (in any amount) made by an officer, director or employee;

(d) declare, set aside or pay any dividends or make any other distribution to its shareholders (including any share dividend, dividends in kind or other distribution) whether in cash, shares or other property or purchase, retire or redeem, or obligate itself to purchase, retire or redeem, any of its capital shares or other securities, except dividends from wholly owned Subsidiaries to Lincoln;

(e) discharge or satisfy any Lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business consistent with past practices and except for liabilities incurred in connection with the transactions contemplated hereby;

(f) issue, reserve for issuance, grant, sell or authorize the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto;

(g) acquire any capital stock or other equity securities or acquire any equity or ownership interest in any bank, corporation, partnership or other entity (except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such Person);

(h) mortgage, pledge or subject to Lien any of its property, business or assets, tangible or intangible, except (i) Permitted Encumbrances and (ii) pledges of assets to secure public funds deposits and Federal Home Loan Bank borrowings;

(i) sell, transfer, lease to others or otherwise dispose of any of its assets, or cancel or compromise any debt or claim, or waive or release any right or claim with a market value in excess of $10,000;

(j) except as required under applicable Law, pursuant to a Company Benefit Plan as in effect as of the date hereof, or as contemplated by this Agreement and the transactions contemplated hereby, (i) increase in any manner the compensation, bonus or pension, welfare, severance or other benefits with respect to any of the current or former directors, officers, employees or individual consultants of the Company or its Subsidiaries, except for accrued bonus payments as provided in Lincoln Confidential Schedule 3.10, (ii) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any Company Benefit Plan or Benefit Plan that would be a Company Benefit Plan if in effect as of the date hereof, (iii) grant any new equity or equity-based award, (iv) grant, pay or increase (or commit to grant, pay or increase) any severance, retirement or termination pay, (v) accelerate the payment, earning, vesting or funding of, or lapsing of restrictions with respect to, any compensation or benefit, including equity-based compensation, long-term incentive compensation or any bonus or other incentive compensation, (vi) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (vii) terminate the employment or services of any officer, employee or individual consultant other than for cause (as reasonably determined by Lincoln in good faith), (viii) enter into any collective bargaining or other agreement with a labor organization, (ix) forgive or issue any loans to any current or former officer, employee or director of the Company or its Subsidiaries, (x) enter into or amend any employment or consulting contract or other agreement with any current or proposed director, officer or employee, or (xi) hire or promote any officer, employee or individual consultant except for such persons with annual base compensation less than $125,000;

(k) make any capital expenditures or capital additions or betterments except for such capital expenditures or capital additions that (i) are set forth in writing in the budget provided to EQBK, (ii) are necessary to prevent substantial deterioration of the condition of a property, or (iii) do not exceed $25,000 in the aggregate; provided that EQBK shall grant or deny its consent to emergency repairs or replacements necessary to prevent substantial deterioration of the condition of a property within two (2) Business Days of its receipt of a written request from Lincoln, and such consent shall not be unreasonably withheld, conditioned or delayed;

(l) sell or dispose of, or otherwise divest itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

(m) make or enter into any, or acquiesce with any, change in any (i) credit underwriting standards or practices, including loan loss reserves, (ii) asset liability management techniques, (iii) accounting methods, principles or material practices, except as required by changes in GAAP as concurred in by Lincoln’s independent auditors, or as required by any applicable Regulatory Agency, or (iv) tax election, taxable year or period, or accounting methods for Tax purposes;

(n) file any amended Tax Return, waive or extend any period related to the assessment or collection of any Tax, settle or compromise any Tax claim, proceeding or assessment, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign law), or other agreement with a Governmental Entity with respect to Taxes, surrender any claim to a Tax refund, make or initiate any voluntary disclosure with respect to any Tax or Tax Return;

(o) reduce the amount of the Bank’s allowance for loan losses except through charge offs or other adjustments made in accordance with GAAP, applicable regulatory requirements and the Bank’s existing methodology;

(p) except as set forth in Lincoln Confidential Schedule 5.05(p), sell (but payment at maturity is not a sale) or purchase any investment securities; provided that Lincoln and Subsidiaries may liquidate, in their entirety, their securities portfolio without the consent of EQBK;

(q) renew, extend the maturity of, or alter any of the terms of any loan classified by Lincoln as “watch,” “special mention,” “substandard,” “doubtful,” and “non-accrual” or other words of similar import or make, commit to make, renew, extend the maturity of, or alter any of the material terms of any loan in excess of $500,000, provided that (i) prior to taking one or more of the actions described in the foregoing clause with respect to any such loan, the Bank shall cause the loan credit memorandum with respect to such action or loan to be transmitted by email to the EQBK Loan Representatives at the email address specified in Section 10.13, (ii) upon receipt of such loan credit memorandum, one or more of the EQBK Loan Representatives promptly will review the proposed action or loan and may, within two Business Days of receipt of the loan credit memorandum, request in writing such additional information with respect to such action or loan as such EQBK Loan Representative(s) may reasonably determine necessary (which request may be made by return email), and (iii) one or more of the EQBK Loan Representatives shall, within two Business Days of the receipt of the latter of the loan credit memorandum or, if timely requested, the receipt of such additional information, approve or disapprove such action or loan in writing (which approval or disapproval may be given by return email), provided that if such EQBK Loan Representative(s) fails to timely approve or disapprove or fails to timely give notice of such approval or disapproval, the EQBK Loan Representative(s) shall be deemed to have approved such action or loan;

(r) settle any action, suit, claim or proceeding against it, except for an action, suit, claim or proceeding that is settled in an amount and for consideration not in excess of $100,000 and that would not impose any material restriction on the business of Lincoln or any Subsidiary thereof;

(s) enter into any acquisitions or leases of real property, including new leases and lease extensions; or

(t) take any action or knowingly fail to take any action that is intended or is reasonably likely to cause the Integrated Mergers or the Bank Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, or agree or commit to take, or adopt any resolution in support of, any such action.

Section 5.06 Access; Pre-Closing Investigation.

(a) Upon reasonable notice and subject to applicable Laws and confidentiality obligations, Lincoln will afford the officers, directors, employees, attorneys, accountants, investment bankers and authorized representatives of EQBK reasonable access during normal business hours to the properties, books, contracts and records of Lincoln and each of its Subsidiaries, permit EQBK to make such inspections (including with regard to such properties physical inspection of the surface and subsurface thereof and any structure thereon pursuant to Section 5.12) as EQBK may require and furnish to EQBK during such period all such reasonable information concerning Lincoln, each of its Subsidiaries and its affairs as EQBK may reasonably request, for the purpose of EQBK verifying the representations and warranties of Lincoln, verifying the performance of Lincoln’s obligations and covenants, and preparing for the Merger and the other matters contemplated by this Agreement. EQBK will use its commercially reasonable efforts not to disrupt the normal business operations of Lincoln or any of its Subsidiaries and will coordinate any physical inspection with Lincoln in advance. Neither Lincoln nor any of its Subsidiaries shall be required to afford or provide access to, permit the inspection of, or furnish or disclose properties, books, contracts, records, structures or information (i) that constitutes confidential supervisory information of Lincoln or the Bank (as such term is defined in 12 C.F.R. § 261.2), or (ii) where such access or disclosure would violate or prejudice the rights of Lincoln’s or any of its Subsidiaries’ customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement.

(b) No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

Section 5.07 Additional Financial Statements. Lincoln will promptly furnish EQBK with true and complete copies of (a) each Call Report prepared after the date of this Agreement as soon as such reports are filed with the FDIC, (b) unaudited month-end financial statements of Lincoln and the Bank (as prepared by management of Lincoln and the Bank in the ordinary course of business), and (c) each Tax Return for either Lincoln or its Subsidiaries prepared after the date of this Agreement as soon as said Tax Returns are made available to the IRS or other Governmental Entity.

Section 5.08 Untrue Representation. Lincoln will promptly notify EQBK in writing if Lincoln becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any schedule or any other information furnished to EQBK or any representation or warranty made in or pursuant to this Agreement or that results in the failure of Lincoln or any of its Subsidiaries to comply with any covenant, condition or agreement contained in this Agreement in all material respects.

Section 5.09 Litigation and Claims. Lincoln will promptly notify EQBK in writing of any litigation, or of any material claim, controversy or contingent liability that might be expected to become the subject of litigation, against Lincoln or any of its Subsidiaries or affecting any of their properties, and Lincoln will promptly notify EQBK of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the Knowledge of Lincoln, threatened against Lincoln or any of its Subsidiaries that questions or might question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by Lincoln or any of its Subsidiaries pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 5.10 Material Adverse Changes. Lincoln will promptly notify EQBK in writing if any change or development has occurred or, to the Knowledge of Lincoln, been threatened (or any development has occurred or been threatened involving a prospective change) that (a) is reasonably likely to have, individually or in the aggregate, a Material Adverse Change on Lincoln or any of its Subsidiaries, (b) would adversely affect, prevent or delay the obtaining of any regulatory approval for the completion of the transactions contemplated by this Agreement, or (c) would cause the conditions in ARTICLE VIII not to be satisfied.

Section 5.11 Consents and Approvals. Lincoln will use its commercially reasonable efforts to obtain at the earliest practicable time all consents and approvals from third parties, including those listed on Lincoln Confidential Schedule 2.02(h).

Section 5.12 Environmental Investigation.

(a) EQBK and its consultants, agents and representatives will have the right, to the same extent that Lincoln has the right, if any, but not the obligation or responsibility, to inspect any Property, including conducting asbestos surveys and sampling, environmental assessments and investigations, and other environmental surveys and analyses including soil and ground sampling (“Environmental Inspections”) at any time on or prior to the date that is forty-five (45) days after the date of this Agreement. EQBK will notify Lincoln prior to any physical inspections of the Property, and Lincoln may place reasonable restrictions on the time of such inspections. If, as a result of any such Environmental Inspection, further investigation (“Secondary Investigation”) including, test borings, soil, water and other sampling is deemed reasonably necessary, EQBK will (i) notify Lincoln of any Property for which it intends to conduct such a Secondary Investigation and the reasons for such Secondary Investigation, and (ii) commence such Secondary Investigation, on or prior to the date that is seventy-five (75) days after the date of this Agreement. EQBK will give reasonable notice to Lincoln of such Secondary Investigations, and Lincoln may place reasonable time and place restrictions on such Secondary Investigations. All Environmental Inspections and Secondary Investigations shall be conducted in compliance with applicable Law, in a manner that does not materially interfere with the operations of Lincoln or its Subsidiaries, at EQBK’s sole cost and expense, with EQBK responsible for repairing any damage caused by the inspection.

(b) Lincoln agrees to make available to EQBK and its consultants, agents and representatives all reasonably necessary documents and other materials in Lincoln’s possession or control relating to environmental conditions of any Property, including the results of other Environmental Inspections and surveys.

Section 5.13 Registration Statement and Proxy Statement/Prospectus.

(a) Lincoln agrees to cooperate and assist EQBK in (i) preparing a Registration Statement on Form S-4 (the “Registration Statement”), relating to the shares of EQBK Stock to be issued as part of the Per Share Merger Consideration provided for herein, and the Proxy Statement/Prospectus, and (ii) filing the Registration Statement and the Proxy Statement/Prospectus (forming a part of the Registration Statement) with the SEC, including furnishing to EQBK all financial statements and information concerning Lincoln and each of its Subsidiaries that EQBK may reasonably request in connection with preparation of such Registration Statement and Proxy Statement/Prospectus. A Change in Recommendation effected in accordance with the provisions of Section 5.23 will not constitute a breach by Lincoln of this Section 5.13. None of the information supplied or to be supplied by Lincoln or any of its directors, officers, employees or agents for inclusion in the Registration Statement or the Proxy Statement/Prospectus shall, at the date the Proxy Statement/Prospectus is mailed to the shareholders of Lincoln and, as the Registration Statement and the Proxy Statement/Prospectus may be amended or supplemented, at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to Lincoln necessary in order to make the statements therein with respect to Lincoln, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting. All documents that Lincoln is responsible for filing with any Regulatory Agency in connection with the Merger shall comply with respect to Lincoln in all material respects with the provisions of applicable Law.

(b) The Lincoln Board has resolved to recommend to the Lincoln shareholders that they approve this Agreement, the Merger and, subject to a Change in Recommendation in accordance with Section 5.23, shall submit to its shareholders this Agreement and any other matters required to be approved by its shareholders in order to carry out the purposes of this Agreement. Subject to a Change in Recommendation in accordance with Section 5.23, the Lincoln Board shall (i) include in the Proxy Statement/Prospectus the recommendation of the Lincoln Board that the shareholders of Lincoln vote in favor of this Agreement, the Merger and the transactions contemplated hereby, (ii) use its commercially reasonable efforts to obtain such shareholder approval of this Agreement, the Merger and the transactions contemplated hereby, (iii) perform such other acts as may reasonably be requested by EQBK to ensure that such shareholder approval of this Agreement, the Merger and the transactions contemplated hereby are obtained, and (iv) cause the Proxy Statement/Prospectus to be mailed to the shareholders of Lincoln as soon as practicable after the Registration Statement becomes effective with the SEC; provided that nothing in this Section 5.13 shall require the Lincoln Board to take any action that would violate its fiduciary duties or applicable Law.

(c) If Lincoln becomes aware prior to the Effective Time of any information that would cause any of the statements in the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, Lincoln shall promptly inform EQBK thereof and reasonably cooperate in taking the necessary steps to correct the Proxy Statement/Prospectus.

Section 5.14 Benefit Plans.

(a) Lincoln will take, and will cause each of its Subsidiaries to take, all action necessary to terminate any and all Company Benefit Plans that are intended to be qualified pursuant to Section 401(a) of the Code and that contain a deferral feature governed by Section 401(k) of the Code (each a “Lincoln 401(k) Plan”) and related trust sponsored by Lincoln or any of its Subsidiaries, effective no later than the date immediately preceding the Closing Date. Lincoln shall ensure that all contributions to the Lincoln 401(k) Plan are fully vested and nonforfeitable as of the termination of the Lincoln 401(k) Plan. Lincoln will provide EQBK with drafts of all amendments, resolutions and other documentation effecting termination of the Lincoln 401(k) Plan no later than five (5) days prior to the proposed termination date of the Lincoln 401(k) Plan, which documentation shall be subject to EQBK’s review and comment. Lincoln shall provide EQBK with evidence or such other confirmation from Lincoln which EQBK deems appropriate that (i) each such Lincoln 401(k) Plan has been terminated as set forth in this Section 5.14(a) pursuant to duly authorized corporate action and (ii) at the request of EQBK, Lincoln will submit to the IRS an application for determination of the tax qualified status of any qualified plan relating to its termination. Provided EQBK’s request to file an application for determination is given at least ninety (90) days prior to the Closing, such application will be filed on or before the Closing. Any costs incurred prior to the Closing related to the termination of each Lincoln 401(k) Plan shall be paid (including all related legal, administrative and other costs and expenses unless specifically set forth otherwise in this subsection) solely by Lincoln and reflected in the calculation of Lincoln Actual Merger Costs.

(b) With respect to the ESOP:

(i) Prior to the Effective Time, Lincoln shall have taken or caused to be taken all such actions as may be necessary to terminate the ESOP, and adopt corresponding amendments to the ESOP documents (which amendments shall be in form and substance acceptable to Purchaser) effective as of the date not later than the Closing Date (the “ESOP Termination Date”), but conditioned upon the Closing occurring. Such amendments to the ESOP shall provide: (A) that the ESOP is no longer required to be invested in Lincoln Stock; (B) that no new participants or former participants shall be admitted to the ESOP on or after the ESOP Termination Date and no contributions will be made to the ESOP on or after the ESOP Termination Date; (C) that all ESOP participant accounts shall be fully vested as of the ESOP Termination Date; (D) that the entire balance of the account of a participant or beneficiary of the ESOP will be required to be distributable in cash in a lump-sum payment; (E) that the ESOP shall be terminated effective as of the ESOP Termination Date; (F) all amendments required to be made to the ESOP under ERISA and the Code through the ESOP Termination Date; and (G) any amendment required in connection with Section 5.14(b)(ii). Lincoln will provide EQBK with drafts of all amendments, resolutions and other documentation effecting termination of the ESOP no later than ten (10) days prior to the ESOP Termination Date, which documentation shall be subject to EQBK’s review and comment.

(ii) Prior to the Effective Time, Lincoln shall have taken or caused to be taken the following actions: (A) in accordance with the ESOP and any ESOP Loan Documents in effect, Lincoln shall make any contributions (including any interest payments on any ESOP Loan) required to be made to the ESOP for the plan year ending as of the ESOP Termination Date; (B) repayment of the outstanding ESOP Loan by delivering a sufficient number of unallocated shares of Lincoln Stock (with each remitted share to be valued at an amount equal to the Adjusted Value Per Share) in repayment of such outstanding ESOP Loan (such shares, the “Repurchased ESOP Shares”), and terminate any ESOP Loan Documentation (the “ESOP Loan Termination Documentation”); and (C) cause the balance of the unallocated shares and any other unallocated assets remaining in the ESOP after repayment of the ESOP Loan to be allocated to the accounts of the ESOP participants in accordance in with the terms of the ESOP (and if the ESOP is silent on such allocation, in a manner compliant with ERISA and the Code, and subject to EQBK’s prior approval).

(c) At the direction of EQBK, Lincoln will take, and will cause each of its Subsidiaries to take, all action necessary to terminate any Company Benefit Plan that is an employee welfare benefit plan (as defined in Section 3(1) of ERISA) (“Welfare Plan”), effective not later than immediately before the Closing. Lincoln will provide EQBK evidence or such other confirmation from Lincoln which EQBK deems appropriate that each such Welfare Plan has been terminated as set forth in this Section 5.14(c) pursuant to duly authorized corporate action.

(d) During the 30-day period immediately preceding the date on which the Effective Time occurs, Lincoln shall (or shall cause the Bank to) irrevocably take all actions necessary to terminate all Directors Deferred Income Plans (and all other nonqualified deferred compensation plans required to be aggregated therewith pursuant to Treasury Regulation § 1.409A-3(j)(4)(ix)(B)) (each, a “Terminated Arrangement”) effective as of and contingent upon the Effective Time, in each case in accordance with the requirements of Section 409A of the Code. The termination and liquidation of each Terminated Arrangement shall be effected in a manner consistent with the requirements of Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), or such other applicable exception as may be permitted under Section 409A. The form and substance of all board actions or documentation prepared in connection with the foregoing termination and liquidation of the Terminated Arrangements shall be subject to the prior review and approval of the EQBK, which approval shall not be unreasonably withheld, conditioned, or delayed. Following the termination of the Terminated Arrangements, all payments to be made in connection with such Terminated Arrangements shall be paid to each applicable individual no earlier than the date on which the Effective Time occurs and no later than the date that is 12 months after the date on which irrevocable action was taken by Lincoln or the Bank to effectuate such termination.

Section 5.15 Termination of Contracts.

(a) Lincoln and each of its Subsidiaries will, with regard to any contract to which Lincoln or any of its Subsidiary is a party identified by EQBK in writing prior to the Calculation Date, reasonably cooperate with and take such actions as reasonably requested by EQBK to terminate any such contract on a date to be mutually agreed by EQBK and Lincoln. Any and all costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid by Lincoln or any of its Subsidiaries in connection with the termination of any contract, regardless of whether such contract is identified by EQBK, shall be accrued or paid by Lincoln or its Subsidiaries on or prior to the Calculation Date in accordance with this Section 5.15(a) and shall be reflected in the calculation of Lincoln Actual Merger Costs as contemplated by Section 1.06. For the avoidance of doubt, EQBK will not pay or be responsible for the payment of any costs, fees, expenses, contract payments, penalties or liquidated damages in connection with the termination of any contract.

(b) Lincoln and each of its Subsidiaries will cooperate with EQBK in EQBK’s negotiation in good faith of a reasonable settlement of the termination of Lincoln’s and/or each of its Subsidiaries’ data processing/technology contracts listed on Lincoln Confidential Schedule 5.15(b) and Lincoln and each of its Subsidiaries will take such actions as reasonably requested by EQBK in connection with the termination of such contracts, to ensure that if the Merger occurs, the data procession/technology contracts listed on Lincoln Confidential Schedule 5.15(b) will be terminated in connection with the consummation of the Merger; provided, that any and all costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid by Lincoln or any of its Subsidiaries in connection with the termination of such data processing and technology contracts shall be accrued or paid by Lincoln or its Subsidiaries on or prior to the Calculation Date in accordance with this Section 5.15(b) and shall be reflected in the calculation of Lincoln Actual Merger Costs as contemplated by Section 1.06.

(c) Any such notice and actions by Lincoln and/or each of its Subsidiaries pursuant to this Section 5.15 will be in accordance with the terms of such contracts.

Section 5.16 Conforming Accounting Adjustments. Lincoln and each of its Subsidiaries shall use commercially reasonable efforts, if agreed to by Lincoln following a request by EQBK, consistent with GAAP, immediately prior to Closing, to make such accounting entries in order to conform the accounting records of Lincoln and each of its Subsidiaries to the accounting policies and practices of EQBK; provided, however, that no such adjustment shall (a) constitute or be deemed to be a breach, violation or failure to satisfy any representation, warranty, covenant, condition or other provision or constitute grounds for termination of this Agreement (except to the extent that a certain representation, warranty, covenant or other provision is breached and thus, requires the adjustment), (b) require any prior filing with any Governmental Entity or Regulatory Agency, (c) violate any Law, rule or regulation applicable to Lincoln or any of its Subsidiaries, (d) adversely affect the calculation of Adjusted Equity, or (e) be an acknowledgment by Lincoln (i) of any adverse circumstances for purposes of determining whether the conditions to EQBK’s obligations under this Agreement have been satisfied, (ii) that such adjustment is required for purposes of determining satisfaction of the condition to EQBK’s obligations under this Agreement set forth in Section 8.07 or (iii) that such adjustment has any bearing on the Per Share Merger Consideration.

Section 5.17 Regulatory and Other Approvals. Lincoln, at its own expense, with the cooperation of EQBK, will promptly file or cause to be filed applications for all regulatory approvals required to be obtained by Lincoln, if any, in connection with this Agreement and the other agreements contemplated hereby. Lincoln will promptly furnish EQBK with copies of all such regulatory filings and all correspondence for which confidential treatment has not been requested. Lincoln will use its commercially reasonable efforts to obtain all such regulatory approvals and any other approvals from third parties at the earliest practicable time.

Section 5.18 Tax Matters.

(a) For purposes of this Agreement, in the case of any taxable period that includes (but does not end) the Closing Date (a “Straddle Period”), the amount of any Taxes other than real property or ad valorem Taxes of Lincoln or any of its Subsidiaries for the portion of the Straddle Period through the day ending on the Closing Date shall be determined on an interim closing of the books as of the close of business on the Closing Date and the amount of all property or ad valorem Taxes shall be determined for that portion of the Straddle Period ending on the Closing Date equal to the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of the days from the beginning of the Straddle Period through the end of the Closing Date and the denominator of which is the total number of days in the entire Straddle Period.

(b) All transfer, documentary, sales, use, stamp, registration and other such Taxes and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement, if any, shall be paid by Lincoln when due, and the party required by Law will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable Law. To the extent required by Law, the other party will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(c) In the event of any audit or exam of Lincoln’s or its Subsidiaries’ federal or state Tax Returns prior to the consummation of the Integrated Mergers (a “Tax Contest”) Lincoln shall (i) keep EQBK reasonably informed of the progress of such Tax Contest (including providing EQBK copies of all material correspondence, pleadings, protests, briefs and other documents pertaining to such Tax Contest), (ii) allow EQBK to participate in such Tax Contest with counsel of its choice at its own expense, and (iii) not settle, compromise, or otherwise resolve such Tax Contest without the prior written consent of EQBK (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 5.19 Tax-Free Reorganization Certificates. Officers of Lincoln and its Subsidiaries shall execute and deliver to Norton Rose Fulbright US LLP and Alston & Bird LLP (or such other counsel selected by each of EQBK and Lincoln), respectively, certificates (each a “Lincoln Certificate”) containing appropriate representations and covenants, reasonably satisfactory in form and substance to each counsel, at such time or times as may be reasonably requested by each counsel, including the Closing Date (and, if requested, as of the date on which the Registration Statement is declared effective by the SEC), in connection with each counsel’s deliveries of an opinion with respect to the Tax treatment of the Integrated Mergers pursuant to Section 7.10 and Section 8.14, and Lincoln shall also provide such other information as reasonably requested by each counsel for purposes of rendering the opinions described in Section 7.10 and Section 8.14.

Section 5.20 Disclosure Schedules. At least ten (10) days prior to the Closing, Lincoln agrees to provide EQBK with supplemental disclosure schedules reflecting any material changes thereto between the date of this Agreement and the Closing Date. Delivery of such supplemental disclosure schedules shall not cure a breach or modify a representation or warranty of this Agreement.

Section 5.21 Transition.

(a) The senior officers of Lincoln and the Bank agree to meet with senior officers of EQBK as reasonably requested by EQBK to review the financial and operational affairs of the Bank, and to the extent permitted by applicable Law, each of Lincoln and the Bank agrees to give due consideration to EQBK’s input on such matters, consistent with this Section 5.21, with the understanding that EQBK shall in no event be permitted to exercise control of Lincoln or the Bank prior to the Effective Time and, except as specifically provided under this Agreement, Lincoln and the Bank shall have no obligation to act in accordance with EQBK’s input. Commencing after the date hereof and to the extent permitted by applicable Law, EQBK, Lincoln and the Bank shall use their commercially reasonable efforts to plan the integration of Lincoln and the Bank with the businesses of EQBK and their respective affiliates to be effective as much as practicable as of the Closing Date; provided, however, that in no event shall EQBK or its affiliates be entitled to control Lincoln or the Bank prior to the Effective Time. Without limiting the generality of the foregoing, from the date hereof through the Effective Time and consistent with the performance of their day-to-day operations and the continuous operation of Lincoln and the Bank in the ordinary course of business, Lincoln’s and the Bank’s employees and officers shall use their commercially reasonable efforts to provide support, including support from Lincoln’s and the Bank’s outside contractors, and to assist EQBK in performing all tasks, including, without limitation, equipment installation, reasonably required to result in a successful integration at the Closing. EQBK shall provide such assistance of its personnel as Lincoln and the Bank shall request to permit Lincoln and the Bank to comply with their obligations under this Section 5.21.

(b) Following receipt of all necessary regulatory approvals required for the consummation of the transaction contemplated by this Agreement, each of Lincoln and the Bank shall use its commercially reasonable efforts, and shall use its commercially reasonable efforts to cause its agents to, permit EQBK to take all reasonable actions that EQBK deems necessary or appropriate, and to cooperate and to use its commercially reasonable efforts to cause its agents to cooperate in the taking of such actions, to enable EQBK, after the Closing, to satisfy the applicable obligations under §§302, 404 and 906 and the other requirements of the SOA with respect to Lincoln and the Bank, including establishing and maintaining adequate disclosure controls and procedures and internal controls over financial reporting as such terms are defined in the SOA. Any such actions shall be at the sole expense of EQBK.

Section 5.22 Execution of Releases. Lincoln shall use its commercially reasonable efforts to cause the persons set forth on Lincoln Confidential Schedule 8.06 to take such action as they are required to, in order to execute the releases as described in Section 8.06.

Section 5.23 No Solicitation.

(a) Subject to the provisions of this Section 5.23, Lincoln will not, and will cause its Subsidiaries not to, and will cause Lincoln’s and its Subsidiaries’ respective officers, directors, employees, Affiliates, agents and representatives not to, directly or indirectly, (i) initiate or solicit or knowingly encourage any inquiries with respect to, or the making of, any Acquisition Proposal, or (ii) except as permitted below, (A) engage in negotiations or discussions with or provide any information or data to, any Person relating to an Acquisition Proposal, (B) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, or (C) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Acquisition Proposal (other than a confidentiality agreement contemplated by Section 5.23(b)). Lincoln shall, and shall cause each of its officers, directors, employees, Affiliates, agents and representatives to, (i) immediately cease any solicitations, discussions or negotiations with any Person (other than EQBK or Merger Sub) conducted heretofore with respect to any Acquisition Proposal and promptly request return or destruction of confidential information related thereto, (ii) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Acquisition Proposal to which it or any of its officers, directors, employees, Affiliates, agents and representatives is a party and (iii) use its commercially reasonable efforts to enforce any confidentiality or similar agreement relating to any Acquisition Proposal.

(b) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the approval of the Lincoln shareholders, in the event that Lincoln receives a bona fide Acquisition Proposal that is not received in violation of this Section 5.23, Lincoln and its Board may participate in discussions or negotiations with, or furnish any information to, any Person making such Acquisition Proposal and its agents and representatives or potential sources of financing that need to be involved in such discussion if Lincoln’s Board determines in good faith, after consultation with its counsel and financial advisor, that such Person is reasonably likely to submit to Lincoln a Superior Proposal and that failure to take such action would more likely than not result in a violation of the directors’ fiduciary duties under applicable Law; provided, however, that, prior to providing any nonpublic information to such Person or participating in discussions or negotiations with such Person, Lincoln shall have entered into a confidentiality agreement with such Person on terms that are substantially similar to the confidentiality provisions of the Confidentiality Agreement and that any nonpublic information concerning Lincoln and its Subsidiaries provided to such Person, to the extent not previously provided to EQBK, is promptly provided to EQBK. In addition, nothing herein shall restrict Lincoln from complying with its disclosure obligations with regard to any Acquisition Proposal under applicable Law.

(c) Lincoln will promptly (and in any event within 48 hours) notify EQBK of the receipt by Lincoln of any Acquisition Proposal, which notice shall include the material terms of and identity of the Person(s) making such Acquisition Proposal. Subject to applicable fiduciary duty requirements, Lincoln will keep EQBK reasonably informed of the status and material terms and conditions of any such Acquisition Proposal and of any material amendments or proposed material amendments thereto.

(d) Lincoln’s Board may, at any time prior to obtaining the approval of the Lincoln shareholders, (i) approve, endorse or recommend a Superior Proposal or enter into a definitive agreement with respect to a Superior Proposal or (ii) modify or amend in a manner adverse to EQBK or withdraw Lincoln Recommendation ((i) or (ii) above being referred to as a “Change in Recommendation”), provided that (x) prior to such Change in Recommendation, Lincoln’s Board shall determine, in good faith (after consultation with its counsel), that the failure to take such action would more likely than not result in a violation of the directors’ fiduciary duties under applicable Law, and (y) such Change in Recommendation is in connection with a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account any action taken by EQBK pursuant to Section 5.23(e).

(e) Notwithstanding anything to the contrary contained in this Agreement, Lincoln may not terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal unless (i) it notifies EQBK in writing of its intention to take such action at least five (5) Business Days prior to taking such action, specifying the material terms of any applicable Superior Proposal, identifying the Person(s) making such Superior Proposal and providing EQBK an unredacted copy of all of the agreements with the party making such Superior Proposal, (ii) EQBK does not make, after being provided with reasonable opportunity to negotiate with Lincoln and its agents and representatives, within such five (5) Business Day period, irrevocable adjustments in the terms and conditions of this Agreement that Lincoln’s Board determines, in good faith after consultation with its counsel and financial advisors, is at least as favorable to Lincoln’s shareholders as such Superior Proposal and (iii) Lincoln is not in material breach of this Section 5.23.

Section 5.24 Withdrawal of Registration Statement. Promptly following the date hereof and no later than ten (10) business days after the date hereof, Lincoln shall withdraw its Form S-1 registration statement that has been filed with the SEC and shall take no further action to cause such registration statement to be declared effective by the SEC.

Section 5.25 Employee Matters. On the date hereof, the individuals set forth on Lincoln Confidential Schedule 5.25 shall have executed and delivered to EQBK employment agreements dated as of the date hereof and effective as of the Closing Date in the form as mutually agreed to by the parties; provided, that such employment agreements shall terminate and be of no force and effect if the Complete Exit occurs prior to the Closing Date.

ARTICLE VI

COVENANTS OF EQBK AND MERGER SUB

Section 6.01 Commercially Reasonable Efforts. Each of EQBK and Merger Sub shall use commercially reasonable efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to cause the consummation of the transactions contemplated hereby in accordance with the terms and conditions of this Agreement.

Section 6.02 Regulatory Filings; Registration Statement.

(a) EQBK, at its own expense, with the cooperation of Lincoln, shall promptly file or cause to be filed within thirty (30) days of the date of this Agreement applications for all regulatory approvals required to be obtained by EQBK in connection with this Agreement and the transactions contemplated hereby, including but not limited to the necessary applications for the prior approval of the Integrated Mergers and the Bank Merger by the applicable Regulatory Agencies. EQBK will promptly furnish Lincoln with copies of all such regulatory filings and all correspondence for which confidential treatment has not been requested. EQBK will use its commercially reasonable efforts to obtain all such regulatory approvals and any other approvals from third parties at the earliest practicable time.

(b) EQBK shall reserve and make available for issuance in connection with the Merger, and in accordance with the terms of this Agreement, the shares of EQBK Stock for the Stock Consideration and shall, with the cooperation of Lincoln and the Bank, file with the SEC the Registration Statement within sixty (60) days from the date of this Agreement (subject to prompt receipt of all information from Lincoln reasonably requested by EQBK), which Registration Statement will contain the Proxy Statement/Prospectus, and EQBK shall use its commercially reasonable efforts to cause the Registration Statement to become effective at the earliest practicable time. At the time the Registration Statement becomes effective, the Registration Statement shall comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and shall not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of the mailing thereof to the Lincoln shareholders at the time of the Shareholders’ Meeting and on the Effective Time, the Proxy Statement/Prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement, shall not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading. EQBK will advise Lincoln, promptly after EQBK receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of EQBK Class A Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or upon the receipt of any comments (whether written or oral) from the SEC or its staff. EQBK will provide Lincoln and its counsel with a reasonable opportunity to review and comment on the Registration Statement and the Proxy Statement/Prospectus, and all responses to requests for additional information by and replies to comments of the SEC prior to filing such with, or sending such to, the SEC, and EQBK will provide Lincoln and its counsel with a copy of all such filings made with the SEC. If at any time prior to the Effective Time there shall occur any event that should be disclosed in an amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, EQBK shall use its commercially reasonable efforts to promptly prepare and file such amendment or supplement with the SEC (if required under applicable Law) and cooperate with Lincoln to mail such amendment or supplement to Lincoln shareholders (if required under applicable Law).

(c) EQBK shall timely file all documents required to obtain all necessary “Blue Sky” permits and approvals, if any, or any notice filings required to carry out the transactions contemplated by this Agreement, shall pay all expenses incident thereto and shall use its commercially reasonable efforts to obtain such permits and approvals, or make such notice filings, on a timely basis.

(d) EQBK shall promptly and properly prepare and file any filings required under the Securities Act or Exchange Act, relating to the Merger and the transactions contemplated herein.

(e) EQBK shall keep Lincoln reasonably informed as to the status of such applications and filings and shall notify it promptly of any developments that reasonably could significantly delay the completion of the Merger. Lincoln shall have the right to review in advance, subject to applicable Laws relating to the exchange of information, all material non-confidential written information to be submitted to any Governmental Entity in connection with the transactions contemplated by this Agreement.

Section 6.03 Untrue Representations. EQBK shall promptly notify Lincoln in writing if EQBK becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any schedule or any other information furnished to Lincoln or any representation or warranty made in or pursuant to this Agreement or that results in the failure of EQBK to comply with any covenant, condition or agreement contained in this Agreement in all material respects.

Section 6.04 Litigation and Claims. EQBK shall promptly notify Lincoln of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the Knowledge of EQBK, threatened against EQBK or any Subsidiary of EQBK that questions or might reasonably question the validity of this Agreement or the agreements contemplated hereby, or any actions taken or to be taken by EQBK or any Subsidiary of EQBK pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. For the avoidance of doubt, this Section 6.04 shall not apply to a Tax Contest, which shall be governed exclusively by Section 5.18(c).

Section 6.05 Material Adverse Changes. EQBK shall promptly notify Lincoln in writing if any change or development shall have occurred or, to the Knowledge of EQBK, been threatened (or any development shall have occurred or been threatened involving a prospective change) that (a) is reasonably likely to have, individually or in the aggregate, a Material Adverse Change on EQBK, (b) would adversely affect, prevent or delay the obtaining of any regulatory approval for the consummation of the transactions contemplated by this Agreement or (c) would cause the conditions in ARTICLE VII not to be satisfied.

Section 6.06 Consents and Approvals. EQBK will use its commercially reasonable efforts to obtain at the earliest practicable time all consents and approvals from third parties, including those listed on EQBK Confidential Schedule 2.03(g).

Section 6.07 Employee Matters.

(a) At the Effective Time, EQBK may, in its sole and absolute discretion, either discontinue the employment of one or more current employees of Lincoln or any of its Subsidiaries (each a “Terminated Employee”), or continue the employment of one or more current employees of Lincoln or any of its Subsidiaries (each a “Continuing Employee”). EQBK shall consult with the Chief Executive Officer of Lincoln with respect to the termination of any such employees in connection with the Closing. Subject to the right of subsequent amendment, modification, replacement or termination in the sole discretion of EQBK, each Continuing Employee shall be entitled, as an employee of EQBK or its Subsidiaries, to participate in the Benefit Plans of EQBK subject to ERISA provided to similarly situated employees of EQBK or its Subsidiaries. All such participation shall be subject to such terms of such Benefit Plans as may be in effect from time to time and this Section 6.07 is not intended to give any Continuing Employee any rights or privileges superior to those of other similarly situated employees of EQBK or its Subsidiaries. The provisions of this Section 6.07 shall not be deemed or construed so as to provide duplication of benefits but, subject to that qualification, EQBK shall, for purposes of eligibility and vesting under Benefit Plans sponsored by EQBK that are intended to be qualified under Section 401(a) of the Code and contain a deferral feature governed by Section 401(k) of the Code, credit each Continuing Employee with his or her term of service with Lincoln or any of its Subsidiaries to the extent such service was properly recognized for a similar purpose under the Lincoln 401(k) Plan. Nothing in this Agreement shall or shall be deemed to restrict the ability of EQBK or its Subsidiaries from terminating the employment of any Continuing Employee for any reason or no reason following the Closing.

(b) Terminated Employees and Continuing Employees will be eligible to receive severance as set forth on EQBK Confidential Schedule 6.07, subject to the satisfaction of the terms and condition set forth on such schedule.

(c) If Continuing Employees become eligible to participate in a group health plan health plan of EQBK upon termination of any such analogous Company Benefit Plan, EQBK shall use commercially reasonable efforts to cause each such Benefit Plan of EQBK to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of EQBK, and (ii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such Continuing Employee on or after the Effective Time, in each case to the extent such Continuing Employee had satisfied or was not subject to any similar limitation or requirement under an analogous plan prior to the Effective Time for the plan year in which the Effective Time occurs.

(d) Nothing in this Agreement shall confer upon any current or former employee, officer, director, independent contractor or consultant (or any beneficiary or dependent of any of the foregoing) of Lincoln or any of its Subsidiaries or Affiliates any right to continue in the employ or service of the Surviving Corporation, EQBK, or any Subsidiary or Affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Lincoln, EQBK or any Subsidiary or Affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Lincoln or any of its Subsidiaries or Affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan or any other benefit or employment plan, program, policy, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or Affiliates to amend, modify or terminate any particular Company Benefit Plan or any other Benefit Plan after the Effective Time. Without limiting the generality of Section 10.20, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, including any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) of Lincoln or any of its Subsidiaries or Affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.08 Board Seat. At or promptly following the Effective Time, EQBK shall increase by one (1) the number of directors constituting the EQBK Board and appoint a current member of the Lincoln Board (the “Lincoln Nominee”) to the EQBK Board. The Lincoln Nominee shall be mutually agreed by EQBK and Lincoln, and such Lincoln Nominee shall be subject to EQBK’s standard director qualification procedures and corporate governance requirements.

Section 6.09 Conduct of Business in the Ordinary Course. Except as specifically provided for in this Agreement, EQBK shall conduct its business in the ordinary course as heretofore conducted. EQBK shall not, and shall not permit any of its Subsidiaries to, take any action or knowingly fail to take any action not contemplated by this Agreement that is intended or is reasonably likely to cause the Integrated Mergers or the Bank Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, or agree or commit to take, or adopt any resolution in support of, any such action. For purposes of this Section 6.09, the ordinary course of business shall consist of the banking and related business as presently conducted by EQBK and its Subsidiaries, and engaging in acquisitions and assisting in the management of its Subsidiaries.

Section 6.10 Access to Properties and Records. To the extent permitted by applicable Law, and solely for the purposes of verifying the representations and warranties of EQBK and preparing for the Merger and the other matters contemplated by this Agreement, EQBK shall, and shall cause each of its Subsidiaries to, upon reasonable notice from Lincoln to EQBK (a) afford the employees and officers and authorized representatives (including legal counsel, accountants and consultants) of Lincoln, who enter into a non-disclosure agreement with EQBK in a form reasonably acceptable to EQBK, reasonable access to the properties, books and records of EQBK and its Subsidiaries during normal business hours in order that

Lincoln may have the opportunity to make such reasonable investigation of the affairs of EQBK and its Subsidiaries, and (b) furnish Lincoln with such additional financial and operating data and other information as to the business and properties of EQBK as Lincoln shall, from time to time, reasonably request. Lincoln shall use commercially reasonable efforts to minimize any interference with EQBK’s business operations during any such access. Neither EQBK nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of EQBK’s customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, Order, fiduciary duty or binding agreement.

Section 6.11 NYSE Listing. EQBK shall file all documents required to be filed to have the shares of EQBK Class A Stock to be issued pursuant to this Agreement included for listing on the NYSE and use its commercially reasonable efforts to affect said listing prior to the Effective Time. EQBK shall promptly notify Lincoln of any notice, communication or development that could reasonably be expected to delay or prevent such listing.

Section 6.12 Disclosure Schedules. At least ten (10) days prior to the Closing, EQBK agrees to provide Lincoln with supplemental disclosure schedules reflecting any material changes thereto between the date of this Agreement and the Closing Date. Delivery of such supplemental disclosure schedules shall not cure a breach or modify a representation or warranty of this Agreement.

Section 6.13 No Control of Lincoln’s Business. Nothing contained in this Agreement gives EQBK or any of their representatives or Affiliates, directly or indirectly, the right to control or direct the operations of Lincoln or the Bank prior to the Effective Time. Prior to the Effective Time, (a) each of Lincoln and EQBK shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations, (b) Lincoln shall not be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust laws, and (c) Lincoln shall not be required to agree to any material obligation that is not contingent upon the consummation of the Merger.

Section 6.14 Tax-Free Reorganization Certificates. Officers of EQBK and Merger Sub shall execute and deliver to Norton Rose Fulbright US LLP and Alston & Bird LLP (or such other counsel selected by each of EQBK and Lincoln), respectively, certificates (each a “EQBK Certificate”) containing appropriate representations and covenants, reasonably satisfactory in form and substance to each counsel, at such time or times as may be reasonably requested by each counsel, including the Closing Date (and, if requested, as of the date on which the Registration Statement is declared effective by the SEC), in connection with each counsel’s delivery of an opinion with respect to the Tax treatment of the Integrated Mergers pursuant to Section 7.10 and Section 8.14, and EQBK and Merger Sub shall also provide such other information as reasonably requested by each counsel for purposes of rendering the opinions described in Section 7.10 and Section 8.14.

Section 6.15 Directors’ and Officers’ Indemnification and Insurance.

(a) By virtue of the occurrence of the Integrated Mergers, EQBK and Equity Bank shall, from and after the Effective Time, succeed to Lincoln’s and the Bank’s obligations with respect to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of Lincoln and the Bank, respectively, as provided in their certificates of incorporation, bylaws, indemnification agreements or otherwise in effect as of the date of this Agreement with respect to matters occurring prior to the Effective Time (collectively, the “Existing Indemnification Obligation”). Each of EQBK and Equity Bank hereby guaranties Lincoln’s and the Bank’s indemnification obligations.

(b) Except to the extent prohibited by applicable Law, following the Effective Time and for a period of six (6) years thereafter, EQBK shall indemnify, defend, and hold harmless any Person who has rights to indemnification from Lincoln, under the Existing Indemnification Obligation, regardless of whether any such claim is asserted or claimed before, or after, the Effective Time, and shall advance reasonable expenses (including reasonable attorneys’ fees) incurred in connection with any such claim promptly upon receipt of an undertaking to repay such advance if it is ultimately determined that such Person is not entitled to indemnification.

(c) Prior to Closing, EQBK shall obtain, at the expense of EQBK (provided, that EQBK shall not be required to pay an amount in excess of 300% of the current annual premium paid as of the date hereof by Lincoln for such insurance), for a period of not less than six (6) years after the Effective Time, past acts and extended reporting period insurance coverage for no less than the six-year period immediately preceding the Effective Time, under Lincoln’s and the Bank’s current (i) directors and officers insurance (or comparable coverage), (ii) employment practices liability insurance, (iii) financial institutions bond (or comparable coverage), (iv) bankers professional liability insurance, (v) mortgage errors and omissions insurance, (vi) fiduciary liability insurance and (vii) cyber liability insurance ((i) through (vii) collectively, the “Tail Policy”), for each Person, including, without limitation, Lincoln, its Subsidiaries and their respective directors, officers and employees, currently covered under those policies held by Lincoln or its Subsidiaries.

(d) If EQBK or Equity Bank or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties or assets to any Person, then, and in each such case, to the extent necessary, provision shall be made so that the successors and assigns of EQBK or Equity Bank expressly assume the obligations set forth in this Section 6.15.

(e) The provisions of this Section 6.15 shall survive the Effective Time, are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer or director of Lincoln or the Bank (the “Indemnified Parties”) and his or her heirs and representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

(f) Any Indemnified Party wishing to claim indemnification under this Section 6.15, upon learning of any claim, shall promptly notify EQBK in writing thereof, provide that, failure to notify shall not affect the obligation of EQBK under this Section 6.15 unless, and only to the extent that, EQBK is materially prejudiced in the defense of any such claim as a consequence. In the event of any such claim for indemnification (whether arising before or after the Effective Time), (i) EQBK shall have the right to assume the defense thereof and EQBK shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if EQBK elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between EQBK and the Indemnified Parties, then the Indemnified Parties may retain counsel satisfactory to them, and EQBK shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties in accordance with its historical business practices; provided that EQBK shall be obligated pursuant to this Section 6.15(f) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction; (ii) the

Indemnified Parties will cooperate in the defense of any such matter; and (iii) EQBK shall not be liable for any settlement effected without its prior written consent; provided that EQBK shall not have any obligation hereunder to any Indemnified Party and such Indemnified Party shall reimburse EQBK for any fees and expenses of such Indemnified Party’s counsel that were paid by EQBK, when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

Section 6.16 Tax Matters. EQBK shall comply with the recordkeeping and information reporting requirements set forth in Treasury Regulation Section 1.368-3.

Section 6.17 Assumption of Lincoln Debt. Effective at the Effective Time or at the effective time of the Bank Merger for any debt and other obligations of Lincoln or the Bank under the indentures and agreements set forth on Lincoln Confidential Schedule 6.17 the (“Assumed Debt”), EQBK or EQBK Bank, respectively, shall assume the due and punctual performance and observance of the covenants to be performed by Lincoln or the Bank, respectively, and the due and punctual payment of the principal of (and premium, if any) and interest on, the notes and other obligations governed thereby, to the extent set forth in such indentures and agreements. In connection therewith, (a) EQBK and Lincoln shall, and shall cause EQBK Bank and the Bank respectively to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures required by the applicable indentures and other agreements and (b) Lincoln shall, and shall cause the Bank to, execute and deliver any officer’s certificates or other documents, and to provide any opinions of counsel to the trustee thereof, in each case, required to make such assumption effective as of the Effective Time or the effective time of the Bank Merger, as applicable.

Section 6.18 Employment Agreements. On the date hereof, EQBK shall have executed and delivered to the individuals set forth on Lincoln Confidential Schedule 5.25 employment agreements dated as of the date hereof and effective as of Closing Date in the form as mutually agreed to by the parties; provided, that such employment agreements shall terminate and be of no force and effect if the Complete Exit occurs prior to the Closing Date.

Section 6.19 Merger Sub. EQBK shall promptly (and in any event within five (5) Business Days) following the execution of this Agreement cause Merger Sub to be incorporated and, upon such incorporation, to execute and deliver to Lincoln and EQBK a joinder to this Agreement making Merger Sub party hereto. EQBK shall cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby on the terms and conditions set forth in this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF LINCOLN

The obligations of Lincoln under this Agreement are subject to the satisfaction, prior to or at the Closing, of each of the following conditions, which may be waived in whole or in part by Lincoln:

Section 7.01 Representations and Warranties. (i) Each of the representations and warranties of the EQBK and Merger Sub set forth in Section 4.01, Section 4.02, and Section 4.03 (other than inaccuracies that are de minimis in amount and effect) and Section 4.11 shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date) and (ii) each of the other representations and warranties made by EQBK in this Agreement or in any document or schedule delivered to Lincoln in connection with this Agreement being true and correct in all respects (except to the extent such representations and warranties are qualified by their terms by reference to “material,” “materiality,” “in all material respects,” “Material Adverse Change,” or the like, in which case such representations and warranties as so qualified are true and correct in all respects) when made and being true and correct in all respects as of the Closing with the same force and effect as if such representations and warranties were made at and as of the Closing, except with respect to those representations and warranties specifically made as of an earlier date (in which case such representations and warranties must have been true and correct as of such earlier date); provided, however, that for purposes of this clause (ii), such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Change set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Change on EQBK or Merger Sub.

Section 7.02 Performance of Obligations. EQBK and Merger Sub have, or have caused to be, performed or observed, in all material respects, all obligations and agreements required to be performed or observed by EQBK under this Agreement on or prior to the Closing Date.

Section 7.03 Shareholder Approval. Each of this Agreement and the Merger having been approved by the requisite vote of the holders of the outstanding shares of Lincoln Stock as and to the extent required by the IBCA and the Lincoln Constituent Documents (the “Requisite Lincoln Vote”).

Section 7.04 Government and Other Approvals. Lincoln and EQBK having received approvals, acquiescences or consents of the transactions contemplated by this Agreement from all necessary Governmental Entities and from the third parties listed on EQBK Confidential Schedule 2.03(g) and all applicable waiting periods having expired. Further, the approvals and the transactions contemplated hereby not having been contested or threatened in writing to be contested by any federal or state Governmental Entity or by any other third party by formal proceedings.

Section 7.05 No Litigation. No action having been taken, and no statute, rule, regulation or Order being promulgated, enacted, entered, enforced or deemed applicable to this Agreement or the transactions contemplated hereby by any federal, state or foreign government or Governmental Entity or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (a) make the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby illegal, invalid or unenforceable, (b) impose material limits on the ability of any party to this Agreement to complete the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (c) if the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby are completed, subject Lincoln, the Bank or any officer, director, shareholder or employee of Lincoln or the Bank to criminal or civil liability. Further, no action or proceeding before any court or Governmental Entity, by any government or Governmental Entity or by any other Person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences referred to in clauses (a) through (c) above.

Section 7.06 Delivery of Closing Documents. Lincoln shall have received all documents required to be received from EQBK on or prior to the Closing Date as set forth in Section 2.03 hereof, all in form and substance reasonably satisfactory to Lincoln.

Section 7.07 No Material Adverse Change. There having been no Material Adverse Change with respect to EQBK or Merger Sub since the date of this Agreement.

Section 7.08 Registration Statement. The Registration Statement, including any amendments or supplements thereto, shall be effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the SEC. All state securities permits or approvals required by applicable state securities Laws to consummate the transactions contemplated by this Agreement shall have been received and remain in effect.

Section 7.09 NYSE Listing. The shares of EQBK Class A Stock to be issued pursuant to this Agreement shall have been approved for listing on the NYSE.

Section 7.10 Federal Tax Opinion. Lincoln shall have received an opinion of Alston & Bird LLP, in form and substance reasonably satisfactory to Lincoln, dated as of the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Integrated Mergers will together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Alston & Bird LLP may require and rely upon and may incorporate by reference representations and covenants, including those contained in the Lincoln Certificate and EQBK Certificate for purposes of rendering such opinion, and such other information reasonably requested by and provided to it by Lincoln or EQBK for purposes of rendering such opinion.

Section 7.11 Tail Policy. EQBK shall have procured the Tail Policy in accordance with the terms and subject to the conditions of Section 6.15(c).

ARTICLE VIII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EQBK AND MERGER SUB

All obligations of EQBK and Merger Sub under this Agreement are subject to the satisfaction, prior to or at the Closing, of each of the following conditions, which may be waived in whole or in part by such parties.

Section 8.01 Representations and Warranties. (i) Each of the representations and warranties of the Lincoln set forth in Section 3.01, Section 3.02, Section 3.03 (other than inaccuracies that are de minimis in amount and effect) and Section 3.14 shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date) and (ii) each of the other representations and warranties made by Lincoln in this Agreement or in any document or schedule delivered to EQBK in connection with this Agreement being true and correct in all respects (except to the extent such representations and warranties are qualified by their terms by reference to “material,” “materiality,” “in all material respects,” “Material Adverse Change,” or the like, in which case such representations and warranties as so qualified are true and correct in all respects) when made and being true and correct in all respects as of the Closing with the same force and effect as if such representations and warranties were made at and as of the Closing, except with respect to those representations and warranties specifically made as of an earlier date (in which case such representations and warranties must have been true and correct as of such earlier date); provided, however, that for purposes of this clause (ii), such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Change set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Change on Lincoln.

Section 8.02 Performance of Obligations. Lincoln has, or has caused to be, performed or observed, in all material respects, all obligations and agreements required to be performed or observed by Lincoln under this Agreement on or prior to the Closing Date.

Section 8.03 Shareholder Approval. Each of this Agreement and the Merger having been approved by the Requisite Lincoln Vote.

Section 8.04 Government and Other Approvals. Lincoln and EQBK having received approvals, acquiescences or consents of the transactions contemplated by this Agreement from all necessary Governmental Entities and from the third parties listed on Lincoln Confidential Schedule 2.02(h), and all applicable waiting periods having expired. Further, the approvals and the transactions contemplated hereby not having been contested or threatened in writing to be contested by any federal or state Governmental Entity or by any other third party by formal proceedings.

Section 8.05 No Litigation. No action having been taken, and no statute, rule, regulation or Order being promulgated, enacted, entered, enforced or deemed applicable to this Agreement or the transactions contemplated hereby by any federal, state or foreign government or Governmental Entity or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (a) make the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby illegal, invalid or unenforceable, (b) require the divestiture of a material portion of the assets of EQBK or its Subsidiaries that would be expected to have a Material Adverse Change on EQBK and its Subsidiaries, (c) impose material limits on the ability of any party to this Agreement to complete the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (d) if the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby are completed, subject EQBK, Equity Bank or any officer, director, shareholder or employee of EQBK or Equity Bank to criminal or civil liability. Further, no action or proceeding before any court or Governmental Entity, by any government or Governmental Entity or by any other Person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences referred to in clauses (a) through (d) above.

Section 8.06 Releases. EQBK having received from each of the directors of Lincoln an instrument dated as of the Closing Date releasing Lincoln, its Subsidiaries and each of its Affiliates, successors and assigns, from any and all claims of such directors (except to certain matters described therein), the form of which is attached as Exhibit D. Further, EQBK having received from each of the officers of Lincoln, as listed on Lincoln Confidential Schedule 8.06, an instrument dated as of the Closing Date releasing Lincoln, its Subsidiaries and each of its Affiliates, successors and assigns, from any and all claims of such officers (except as to certain matters described therein), the form of which is attached as Exhibit E.

Section 8.07 No Material Adverse Change. There will have been no Material Adverse Change to Lincoln since the date of this Agreement.

Section 8.08 Employment Agreements. Each of the individuals set forth on Lincoln Confidential Schedule 8.08 shall have entered into an employment agreement and such employment agreements shall be in full force and effect; provided, however, that if the Complete Exit occurs prior to the Closing Date, this condition shall be waived.

Section 8.09 Registration Statement. The Registration Statement, including any amendments or supplements thereto, shall be effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the SEC. All state securities permits or approvals required by applicable state securities Laws to consummate the transactions contemplated by this Agreement shall have been received and remain in effect.

Section 8.10 Dissenting Shareholders. Holders of not more than 5.0% of the outstanding shares of Lincoln Stock having demanded or be entitled to demand payment of the fair value of their shares as dissenting shareholders under applicable provisions of the IBCA.Section 8.11 Delivery of Closing Document . EQBK shall have received all documents required to be received from Lincoln on or prior to the Closing Date as set forth in Section 2.02 hereof, all in form and substance reasonably satisfactory to EQBK.

Section 8.12 Minimum Adjusted Equity. Lincoln’s Adjusted Equity shall be equal to or greater than $75,000,000.

Section 8.13 FIRPTA Certificate. Lincoln shall have delivered to EQBK (i) a notice to the IRS conforming to the requirements of Treasury Regulation Section 1.897-2(h)(2), in form and substance satisfactory to EQBK, dated as of the Closing Date and executed by Lincoln, and (ii) a Statement of Non-U.S. Real Property Holding Corporation Status Pursuant to Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h) and Certification of Non-Foreign Status, in form and substance satisfactory to EQBK, dated as of the Closing Date and executed by Lincoln.

Section 8.14 Federal Tax Opinion. EQBK shall have received an opinion of Norton Rose Fulbright US LLP, in form and substance reasonably satisfactory to EQBK, dated as of the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Integrated Mergers will together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Norton Rose Fulbright US LLP may require and rely upon and may incorporate by reference representations and covenants, including those contained in the Lincoln Certificate and EQBK Certificate for purposes of rendering such opinion, and such other information reasonably requested by and provided to it by Lincoln or EQBK for purposes of rendering such opinion.

ARTICLE IX

TERMINATION

Section 9.01 Right of Termination. This Agreement and the transactions contemplated hereby may be terminated at any time, notwithstanding the approval thereof by the shareholders of Lincoln, prior to the Effective Time as follows, and in no other manner:

(a) by the mutual written consent of EQBK and Lincoln;

(b) by either Lincoln or EQBK (as long as the terminating party is not in material breach of any representation, warranty, covenant or other agreement contained herein) if the conditions precedent to such parties’ obligations to close specified in ARTICLE VII and ARTICLE VIII, respectively, hereof have not been met or waived by June 30, 2027; provided, however, that such date (i) will be automatically extended to August 30, 2027, if the only outstanding condition to closing under ARTICLE VII and ARTICLE VIII is the receipt of approvals, acquiescences or consents of the transactions contemplated by this Agreement from all necessary Governmental Entities, and (ii) may be extended to such later date as agreed upon by the parties hereto;

(c) by either EQBK or Lincoln if any of the transactions contemplated by this Agreement are disapproved by any Regulatory Agency whose approval is required to complete such transactions or if any court of competent jurisdiction in the United States or other federal or state governmental body has issued an Order, decree or ruling or taken any other action restraining, enjoining, invalidating or otherwise prohibiting the Agreement or the transactions contemplated hereby and such disapproval, Order, decree, ruling or other action is final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 9.01(c) shall have used its commercially reasonable efforts to contest, appeal and remove such order, decree, ruling or other action.

(d) by either EQBK or Lincoln if there has been any Material Adverse Change with respect to the other party;

(e) by EQBK, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true and correct) set forth in this Agreement on the part of Lincoln or any other agreement contemplated hereby, which breach or failure to be true and correct, either individually or in the aggregate with all other breaches (or failures of such representations and warranties to be true and correct), would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.01 or Section 8.02, as the case may be; provided, that the right to terminate this Agreement under this Section 9.01(e) shall not be available to EQBK if it or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. If EQBK desires to terminate this Agreement because of an alleged breach or inaccuracy as provided in this Section 9.01(e), then it must notify Lincoln in writing of its intent to terminate stating the reason therefor. Lincoln shall have thirty (30) days from the receipt of such notice to cure the alleged breach or failure to be true and correct, if the breach or failure to be true and correct is capable of being cured;

(f) by Lincoln, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true and correct) set forth in this Agreement on the part of EQBK or Merger Sub or any other agreement contemplated hereby, which breach or failure to be true and correct, either individually or in the aggregate with all other breaches (or failures of such representations and warranties to be true and correct), would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.01 or Section 7.02, as the case may be; provided, that the right to terminate this Agreement under this Section 9.01(f) shall not be available to Lincoln if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. If Lincoln desires to terminate this Agreement because of an alleged breach or failure to be true and correct as provided in this Section 9.01(f), then it must notify EQBK in writing of its intent to terminate stating the reason therefor. EQBK shall have thirty (30) days from the receipt of such notice to cure the alleged breach or failure to be true and correct, if the breach or failure to be true and correct is capable of being cured;

(g) by EQBK or Lincoln if this Agreement and the Merger are not approved by the required vote of members of Lincoln at its Shareholders’ Meeting, or at any adjournment or postponement thereof; provided, however, that Lincoln may not terminate this Agreement pursuant to this Section 9.01(g) if Lincoln has breached in any material respect any of its obligations under this Agreement in a manner that caused the failure to obtain the approval of the Lincoln shareholders at the Shareholders’ Meeting, or at any adjournment or postponement thereof;

(h) by Lincoln prior to obtaining the approval of the Lincoln shareholders at the Shareholders’ Meeting, and subject to the terms and conditions of Section 5.23(e), in order to accept a Superior Proposal;

(i) by EQBK, if the Lincoln Board shall have effected a Change in Recommendation;

(j) by EQBK, if Lincoln or the Bank enter into any final, material, formal enforcement action with a Governmental Entity;

(k) by Lincoln, if EQBK or Equity Bank enter into any final, material, formal enforcement action with a Governmental Entity; or

(l) by Lincoln, not later than the end of the second Business Day following the Calculation Date, in the event that as of the Calculation Date, both of the following conditions are satisfied:

(i) the EQBK Closing VWAP is less than 80% of the Agreed EQBK Stock Price; and

(ii) the quotient of (A) the EQBK Closing VWAP, divided by (B) the Agreed EQBK Stock Price, is less than the product of (x) the Index Change Ratio, multiplied by (y) 0.80.

If Lincoln elects to terminate pursuant to this Section 9.01(l) and provides such written notice to EQBK, then within two (2) Business Days following EQBK’s receipt of such notice, EQBK may elect by written notice to Lincoln to reinstate the Merger and the other transactions contemplated by this Agreement and at its option:

(A) adjust the Per Share Stock Amount to adjust the number of shares of EQBK Class A Stock to be issued to holders of Lincoln Stock such that solely for the purpose of this Section 9.01(l) when calculating the Per Share Stock Amount pursuant to Section 1.05, (i) the term “Total Stock Amount” shall mean the lesser of (x) $73,381,622, and (y) the product of $73,381,622 multiplied by the Index Change Ratio, and (ii) the term “EQBK Closing VWAP” shall be substituted for “Agreed EQBK Stock Price” where applicable; or

(B) in the alternative, (i) pay an amount in cash to each holder of Stock Election Shares such that each holder of Stock Election Shares would be entitled to receive, in respect of each Stock Election Share, the equivalent value, based on the EQBK Closing VWAP for each Stock Election Share as such holder would have received had the Per Share Merger Consideration been adjusted in accordance with clause (A), and (ii) reduce the amount of cash to be paid to each holder of Cash Election Shares such that each holder of Cash Election Shares would be entitled to receive, in respect of each Cash Election Share, the equivalent value for each Cash Election Share as such holder would have received had the Per Share Merger Consideration been adjusted in accordance with clause (A), provided that such additional cash amount will not prevent or impede the Merger from qualifying as a reorganization as described in Section 368(a) of the Code. If EQBK makes such election to reinstate the Merger and the other transactions contemplated by this Agreement, no termination will occur pursuant to this Section 9.01(l) and this Agreement will remain in effect according to its terms (except as the Per Share Merger Consideration has been adjusted).

The calculations pursuant to this Section 9.01(l) shall be appropriately adjusted to reflect any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into EQBK Class A Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of EQBK Class A Stock outstanding after the date hereof and prior to the Calculation Date.

For the purposes of this Section 9.01(l), the following term shall have the meaning set forth below:

“Index Change Ratio” shall mean the quotient of (i) the 20-day average closing price of the NASDAQ Bank Index (or, if such index is not available, a similar index that may be agreed upon by the parties hereto) over the twenty (20) trading day period beginning on the twenty-first (21st) day prior to the Calculation Date and ending on the day prior to the Calculation Date, divided by (ii) 5,230.23.

Section 9.02 Notice of Termination. The power of termination provided for by Section 9.01 hereof may be exercised only by a notice given in writing, as provided in Section 10.08 of this Agreement.

Section 9.03 Effect of Termination.

(a) If this Agreement is terminated pursuant to the provisions of Section 9.01 hereof, then no party to this Agreement will have any further liability or obligation under this Agreement; provided, however, that:

(i) no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement or actual fraud;

(ii) the provisions of this Section 9.03, and ARTICLE X (other than Section 10.06) shall survive any such termination; and

(iii) the Confidentiality Agreement shall survive any such termination in accordance with its terms.

(b) If EQBK is not in material breach of any covenant or obligation under this Agreement, Lincoln shall pay to EQBK, by wire transfer of same day funds, a termination fee equal to $4,850,000 (the “Termination Fee”), if this Agreement is terminated:

(i) by Lincoln pursuant to Section 9.01(h);

(ii) by EQBK pursuant to Section 9.01(i);

(iii) by EQBK or Lincoln pursuant to Section 9.01(b) or Section 9.01(g) (if Lincoln shall have failed to obtain the Requisite Lincoln Vote at the duly convened Shareholders’ Meeting of Lincoln or any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken) or by EQBK pursuant to Section 9.01(e), in either case only if:

(A) after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of Lincoln, the Lincoln Board or directly to Lincoln’s shareholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to Lincoln; and

(B) prior to the date that is twelve (12) months after the date of such termination, Lincoln enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), provided, that, solely for the purposes of this Section 9.03(b)(iii), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 10.13, except that all references in such definition to 25% shall be changed to 50%.

(c) Any payment required by Section 9.03(b) shall be paid:

(i) on the date of termination, if paid pursuant to Section 9.03(b)(i);

(ii) within two (2) Business Days of termination, if paid pursuant to Section 9.03(b)(ii); and

(iii) on the earlier of the date Lincoln enters into the definitive agreement described in Section 9.03(b)(iii)(B) and the date Lincoln consummates the transaction described in Section 9.03(b)(iii)(B), if paid pursuant to Section 9.03(b)(iii).

(d) Each of the parties hereto acknowledges and hereby agrees that the provisions of Section 9.03(b) are an integral part of the transactions contemplated by this Agreement, that such amounts do not constitute a penalty, and that, without such provisions, the parties would not have entered into this Agreement. If Lincoln shall fail to pay in a timely manner any amount due to EQBK pursuant to this Section 9.03, then Lincoln (i) shall pay to EQBK the reasonable costs and expenses of EQBK (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection EQBK’s efforts to obtain payment of any amounts due to EQBK and (ii) shall pay all interest accrued on any amount due to EQBK pursuant to this Section 9.03, which shall accrue at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year.

(e) The fees described in this Section 9.03 shall be the exclusive remedy for a termination of the Agreement as specified in Section 9.03(b) and shall be in lieu of damages incurred in the event of any such termination of this Agreement.

ARTICLE X

GENERAL PROVISIONS

Section 10.01 Nonsurvival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements (other than the Confidentiality Agreement, which shall survive in accordance with its terms) of the parties hereto contained in this Agreement shall terminate at the Closing, other than the covenants that by their terms are to be performed after the Effective Time, which shall survive the Closing.

Section 10.02 Expenses. Except (i) with respect to the costs and expenses of printing and mailing the Proxy Statement/Prospectus and all other filing and other fees paid to the SEC in connection with the Merger and (ii) as otherwise provided herein, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

Section 10.03 Brokerage Fees and Commissions.

(a) Except as set forth on EQBK Confidential Schedule 10.03(a), EQBK hereby represents to Lincoln that no agent, representative or broker has represented EQBK in connection with the transactions described in this Agreement. Lincoln will not have any responsibility or liability for any fees, expenses or commissions payable to any agent, representative or broker of EQBK and EQBK hereby agrees to indemnify and hold Lincoln harmless for any amounts owed to any agent, representative or broker of EQBK.

(b) Except as set forth on Lincoln Confidential Schedule 10.03(b), Lincoln hereby represents to EQBK that no agent, representative or broker has represented Lincoln in connection with the transactions described in this Agreement. EQBK will not have any responsibility or liability for any fees, expenses or commissions payable to any agent, representative or broker of Lincoln or any shareholder of Lincoln, and Lincoln hereby agrees to indemnify and hold EQBK harmless for any amounts owed to any agent, representative or broker of Lincoln or any shareholder of Lincoln.

Section 10.04 Entire Agreement. This Agreement, the Voting Agreement, the Director Support Agreements, the EQBK Confidential Schedules, the Lincoln Confidential Schedules, the Confidentiality Agreement and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement is binding unless hereafter made in writing and signed by the party to be bound, and no modification will be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement.

Section 10.05 Binding Effect; Assignment. All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. No party to this Agreement may assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any purported assignment made or attempted in violation of this Section shall be null and void.

Section 10.06 Further Cooperation. The parties agree that they will, at any time and from time to time after the Closing, upon request by the other and without further consideration, do, perform, execute, acknowledge and deliver all such further acts, deeds, assignments, assumptions, transfers, conveyances, powers of attorney, certificates and assurances as may be reasonably required in order to complete the transactions contemplated by this Agreement or to carry out and perform any undertaking made by the parties hereunder.

Section 10.07 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws, then the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the illegal, invalid or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

Section 10.08 Notices. Any and all payments (other than payments at the Closing), notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date of this Agreement by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by U.S. mail or (except in the case of payments) by email (provided that the email is promptly confirmed by telephone and is followed up within one Business Day by dispatch pursuant to one of the other methods described herein), at the respective addresses set forth below and is deemed delivered (a) in the case of personal delivery or email, when received; (b) in the case of mail, upon the earlier of actual receipt or five (5) Business Days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of an overnight courier service, one (1) Business Day after delivery to such courier service with and instructions for overnight delivery. The parties may change their respective addresses and email addresses by written notice to all other parties, sent as provided in this Section. All communications must be in writing and addressed as follows:

If to Lincoln:

Sean Willett

President and Chief Executive Officer

Lincoln Bancorp

508 Main Street

Reinbeck, Iowa 50669

Email:

With a copy (which shall not constitute notice) to:

Mark C. Kanaly

David Park

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, Georgia 30309

Email: mark.kanaly@alston.com

If to EQBK:

Brad S. Elliott

Chairman and Chief Executive Officer

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

Email:

With a copy (which shall not constitute notice) to:

Michael G. Keeley

Blake H. Redwine

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201-7932

Email: mike.keeley@nortonrosefulbright.com

blake.redwine@nortonrosefulbright.com

Section 10.09 GOVERNING LAW. THIS AGREEMENT IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF KANSAS, WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW THAT WOULD APPLY THE LAW OF A DIFFERENT JURISDICTION. VENUE FOR ANY CAUSE OF ACTION BETWEEN THE PARTIES TO THIS AGREEMENT WILL LIE IN SEDGWICK COUNTY, KANSAS.

Section 10.10 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(b) and as identified in 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any Party to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

Section 10.12 Multiple Counterparts. For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Agreement. A facsimile or electronic scan in “PDF” format of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

Section 10.13 Definitions. For purposes of this Agreement, the following terms have the meanings specified or referred to in this section:

“Actual Credit Costs” shall have the meaning set forth in Section 1.06(b)(i).

“Acquisition Proposal” As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Lincoln and its Subsidiaries or 25% or more of any class of equity or voting securities of Lincoln or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Lincoln, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of Lincoln or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Lincoln, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Lincoln or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Lincoln.

“Adjusted Equity” shall have the meaning set forth in Section 1.06(b)(ii).

“Affiliate” means any Person that, directly or indirectly, through one or more intermediaries, (a) owns or controls another Person, (b) is owned or controlled by another Person, or (c) is under common control or ownership with another Person, and ownership means the direct or indirect beneficial ownership of more than fifty percent (50%) of the equity securities of a Person, or, in the case of a Person that is not a corporation, more than fifty percent (50%) of the voting and/or equity interest.

“Agreement” shall have the meaning set forth in the preamble.

“Assumed Tax Rate” means 21%.

“Bank” shall have the meaning set forth in the Recitals.

“Bankruptcy Exception” means, in respect of any agreement, contract, commitment or obligation, any limitation thereon imposed by any bankruptcy, insolvency, fraudulent conveyance, reorganization, receivership, moratorium or similar Law affecting creditors’ rights and remedies generally and, with respect to the enforceability of any agreement, contract, commitment or obligation, by general principles of equity, including principles of commercial reasonableness, good faith and fair dealing, regardless of whether enforcement is sought in a proceeding at Law or in equity.

“Bank Merger” shall have the meaning set forth in the Recitals.

“Bank Merger Agreement” shall have the meaning set forth in Section 1.15.

“Bank Stock” shall have the meaning set forth in Section 3.03(b).

“Benefit Plans” shall have the meaning set forth in Section 3.28(a).

“BHCA” shall have the meaning set forth in the preamble.

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the United States federal government or any day on which banking institutions in Wichita, Kansas and Reinbeck, Iowa are authorized or required by Law to be closed.

“Calculation Date” shall have the meaning set forth in Section 1.06(b)(iii).

“Call Reports” shall have the meaning set forth in Section 3.05(b).

“Canceled Shares” shall have the meaning set forth in Section 1.05(e).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act and any administrative or other guidance published with respect thereto by any Governmental Entity (including IRS Notices 2020-22 and 2020-65), or any other Law or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) intended to address the consequences of COVID-19 (in each case, including any comparable provisions of state, local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Entity).

“Cash Election” shall have the meaning set forth in Section 1.05(b)(ii).

“Cash Election Number” shall have the meaning set forth in Section 1.07(b)(i).

“Cash Election Shares” shall have the meaning set forth in Section 1.05(b)(ii).

“Cash Shortfall Number” shall have the meaning set forth in Section 1.07(b)(ii).

“Certificate” shall have the meaning set forth in Section 1.08(d).

“Change in Recommendation” shall have the meaning set forth in Section 5.23(d).

“Closing” shall have the meaning set forth in Section 2.01(a).

“Closing Date” shall have the meaning set forth in Section 2.01(a).

“Code” shall have the meaning set forth in the Recitals.

“Company Benefit Plans” shall have the meaning set forth in Section 3.28(a).

“Complete Exit” means the occurrence of both (i) movement of substantially all LSBX loans, deposits, and client relationships (whether by sale, contractual closure/termination, or client-directed transition) to another provider, such that LSBX is substantially de-risked and no longer operates as a standalone platform, and (ii) elimination of the need for employees providing services primarily to LSBX, with the employment of all such employees having been terminated or exited the organization. Whether and, if so, when a Complete Exit shall have occurred shall be determined mutually by EQBK and Lincoln.

“Confidentiality Agreement” means the Mutual Confidentiality Agreement, effective as of April 14, 2026, by and between Lincoln and EQBK.

“Continuing Employee” shall have the meaning set forth in Section 6.07(a).

“CRA” shall have the meaning set forth in Section 3.32.

“Director Support Agreement” shall have the meaning set forth in the Recitals.

“Dissenting Shareholder” shall have the meaning set forth in Section 1.12(a).

“Dissenting Shares” shall have the meaning set forth in Section 1.12(a).

“Dodd-Frank Act” shall have the meaning set forth in Section 3.36.

“Effective Time” shall have the meaning set forth in Section 2.01(b).

“Election” shall have the meaning set forth in Section 1.08(a).

“Election Deadline” shall have the meaning set forth in Section 1.08(d).

“Election Period” shall have the meaning set forth in Section 1.08(c).

“Employment Agreements” shall have the meaning set forth in Section 3.27(b).

“Environmental Inspections” shall have the meaning set forth in Section 5.12(a).

“Environmental Laws” means the common Law and all federal, state, local and foreign Laws or regulations, codes, Orders, decrees, judgments or injunctions issued, promulgated, approved or entered thereunder, now or hereafter in effect, relating to pollution or protection of human health and the environment, including Laws relating to (i) emissions, discharges, releases or threatened releases of Hazardous Materials, into the environment (including ambient air, surface water, ground water, land surface or subsurface strata), (ii) the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport or handling of Hazardous Materials, (iii) underground and above ground storage tanks, and related piping, and emissions, discharges, releases or threatened releases therefrom, and (iv) the conservation of open space, ecosystems, wetlands or water of the United States or a state, and (v) the preservation of cultural or historic structures or artifacts.

“EQBK” shall have the meaning set forth in the preamble.

“EQBK Board” shall have the meaning set forth in the Recitals.

“EQBK Class A Stock” shall have the meaning set forth in Section 1.05(a).

“EQBK Class B Stock” shall have the meaning set forth in Section 1.05(a).

“EQBK Closing VWAP” means the volume-weighted average price per share of EQBK Class A Stock for a twenty (20) trading day period, starting with the opening of trading on the twenty-first (21st) trading day prior to the Calculation Date to the closing of trading on the day prior to the Calculation Date, rounded to the nearest cent, as reported by Bloomberg Finance L.P.

“EQBK Confidential Schedules” shall have the meaning set forth in the first paragraph of ARTICLE IV.

“EQBK Constituent Documents” shall have the meaning set forth in Section 4.05(c).

“EQBK Loan Representative(s)” means Kryzsztof Slupkowski (having an email address of kslupkowsk@equitybank.com) and Greg Kossover (having an email address of ghkossover@equitybank.com).

“EQBK SEC Reports” shall have the meaning set forth in Section 4.04(a).

“EQBK Stock” shall have the meaning set forth in Section 1.05(a).

“Equity Bank” shall have the meaning set forth in the Recitals.

“ERISA” shall have the meaning set forth in Section 3.28(a).

“ESOP” means the Lincoln Bancorp Employee Stock Ownership Plan, as amended

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 1.07(b).

“Exchange Fund” shall have the meaning set forth in Section 1.09(b).

“Existing Indemnification Obligation” shall have the meaning set forth in Section 6.15(a).

“FDIA” shall mean the Federal Deposit Insurance Act.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“Federal Reserve” shall mean the Board of Governors of the Federal Reserve System.

“Form of Election” shall have the meaning set forth in Section 1.08(b).

“GAAP” means generally accepted accounting principles.

“Governmental Entity” means any court, arbitrator, administrative agency or commission, board, bureau or other governmental or Regulatory Agency or instrumentality.

“Hazardous Material” means any pollutant, contaminant, chemical, or toxic or hazardous substance, constituent, material or waste, or any other chemical, substances, constituent or waste including, among others, asbestos, lead-based paint, urea-formaldehyde, petroleum, crude oil or any fraction thereof or any petroleum product.

“Holder” shall have the meaning set forth in Section 1.08.

“IBCA” shall have the meaning set forth in Section 1.01.

“Indemnified Parties” shall have the meaning set forth in Section 6.15(e).

“Index Change Ratio” shall have the meaning set forth in Section 9.01(l).

“Integrated Mergers” shall have the meaning set forth in the Recitals.

“IRS” shall have the meaning set forth in Section 3.12(m).

“KGCC” shall have the meaning set forth in Section 1.14.

“Knowledge” for purposes of this Agreement a person has “Knowledge” of, or acts “Knowingly” with respect to, a particular fact or other matter if any individual who is presently serving as a director or “executive officer” (as such term is defined of 12 C.F.R. Part 215 (Regulation O)) of that person, after reasonable inquiry, is actually aware of such fact or other matter.

“Law” shall mean any federal or state constitution, statute, regulation, rule, or common law applicable to a Person.

“Leased Real Property” shall have the meaning set forth in Section 3.09.

“Leases” shall have the meaning set forth in Section 3.11(a)(i).

“Letter of Transmittal” shall have the meaning set forth in Section 1.09(c).

“Lien(s)” means any mortgage, security interest, pledge, charges, encumbrance or lien (statutory or otherwise).

“Lincoln” shall have the meaning set forth in the preamble.

“Lincoln Actual Merger Costs” shall have the meaning set forth in Section 1.06(b)(v).

“Lincoln Board” shall have the meaning set forth in the Recitals.

“Lincoln Certificate” shall have the meaning set forth in Section 5.19.

“Lincoln Confidential Schedules” shall have the meaning set forth in the first paragraph of ARTICLE III.

“Lincoln Constituent Documents” shall have the meaning set forth in Section 3.04(b).

“Lincoln Equity” shall have the meaning set forth in Section 1.06(b)(iv).

“Lincoln Financial Statements” shall have the meaning set forth in Section 3.05(a).

“Lincoln Class A Stock” shall have the meaning set forth in the recitals.

“Lincoln Class B Stock” shall have the meaning set forth in Section 1.05(b).

“Lincoln Nominee” shall have the meaning set forth in Section 6.08.

“Lincoln RSU” has the meaning set forth in Section 1.13.

“Lincoln Stock” shall have the meaning set forth in Section 1.05(b).

“Lincoln Stock Plan” means the Lincoln Bancorp 2019 Equity Incentive Plan.

“Listed Contracts” shall have the meaning set forth in Section 3.11(a).

“LSBX” means the Bank’s banking as a service platform through which the Bank offers financial products and services, including, without limitation, deposit accounts, payment processing, card issuance, lending products, and money transmission services, to third-party non-bank businesses, financial technology companies, and other companies.

“Material Adverse Change” means, with respect to any party hereto, any event, occurrence, fact, condition, effect or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, condition (financial or otherwise), assets, properties, liabilities (absolute, accrued, contingent or otherwise) or reserves, taken as a whole, or (ii) the ability of the parties hereto to consummate the transactions contemplated hereby on a timely basis; provided, however, that none of the following shall constitute, or shall be considered in determining whether there has occurred, and no event, circumstance, change or effect resulting from or arising out of any of the following shall constitute, a Material Adverse Change: (i) any changes in Laws or interpretations thereof that are generally applicable to the banking or savings industries; (ii) changes in GAAP or RAP that are generally applicable to the banking or savings industries; (iii) expenses incurred in connection with the transactions contemplated by this Agreement; (iv) changes in global, national or regional political conditions or general economic or market conditions in the United States or the States of Kansas or Iowa, including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets affecting other companies in the financial services industry; (v) general changes in the credit markets or general downgrades in the credit markets; (vi) actions or omissions of a party taken as required by this Agreement or with the prior informed written consent of the other party or parties in contemplation of the transactions contemplated by this Agreement; (vii) any natural or man-made disaster, acts of God, outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; or (viii) the execution and delivery of this Agreement, the announcement of the transactions contemplated by this Agreement (including relationships with customers or employees) or any litigation relating to this Agreement or the transactions contemplated hereby; provided, that with respect to clauses (i) through (vii), such party is not affected to a greater extent than other bank holding companies or insured depository institutions in the industry in which such party operates.

“Max Cash Shares Number” shall have the meaning set forth in Section 1.07(a).

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in Section 1.05(c)(iii).

“Merger Sub” shall have the meaning set forth in the Preamble.

“Nasdaq Bank Index” means the Nasdaq Bank Index as published by The NASDAQ OMX Group, Inc. (or any successor thereto).

“Non-Election Shares” shall have the meaning set forth in Section 1.05(b)(iii).

“Nonqualified Deferred Compensation Plan” shall have the meaning set forth in Section 3.28(o).

“NYSE” shall have the meaning set forth in Section 3.08.

“Order” shall mean any award, decision, decree, injunction, judgment, order, ruling, or verdict entered, issued, made or rendered by any court, administrative agency or any other Governmental Entity.

“OREO Property” shall have the meaning set forth in Section 3.09.

“OSBC” means the Office of the State Bank Commissioner of Kansas.

“Owned Real Property” shall have the meaning set forth in Section 3.09.

“Permitted Encumbrances” shall mean only (i) Liens for Taxes not yet due and payable and that do not constitute penalties or Liens for Taxes being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves have been established in accordance with GAAP, (ii) statutory Liens of landlords, (iii) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course of business consistent with past practice and not yet delinquent, and (iv) zoning, building, or other restrictions, variances, covenants, rights of way, rights of subtenants, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by Lincoln or any of its Subsidiaries, or have a material detrimental effect on the value thereof or its present use.

“Per Share Cash Amount” shall have the meaning set forth in Section 1.05(c).

“Per Share Merger Consideration” shall have the meaning set forth in Section 1.05(b).

“Per Share Stock Amount” shall have the meaning set forth in Section 1.05(c)(v).

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a governmental entity (or any department, agency, or political subdivision thereof).

“Property” or “Properties” shall include all real property currently owned or leased by Lincoln, including all Owned Real Property, OREO Property and Leased Real Property, as well as the premises and all improvements and fixtures thereon of Lincoln.

“Proprietary Rights” shall have the meaning set forth in Section 3.15.

“Proxy Statement/Prospectus” shall have the meaning set forth in Section 5.02(d).

“RAP” shall have the meaning set forth in Section 3.05(b).

“Registration Statement” shall have the meaning set forth in Section 5.13.

“Regulatory Agency” means (i) any self-regulatory organization, (ii) the Federal Reserve, (iii) the FDIC, (iv) OSBC, (v) the Iowa Division of Banking, (vi) the SEC, or (vii) any other federal or state governmental or regulatory agency or authority having or claiming jurisdiction over a party to this Agreement or the transactions contemplated hereby.

“Requisite Lincoln Vote” shall have the meaning set forth in Section 7.03.

“Scheduled Loans” shall have the meaning set forth in Section 1.06(b)(i).

“SEC” shall have the meaning set forth in Section 3.37.

“Secondary Investigation” shall have the meaning set forth in Section 5.12(a).

“Second Certificate of Merger” shall have the meaning set forth in Section 1.14.

“Second Effective Time” shall have the meaning set forth in Section 1.14.

“Second Step Merger” shall have the meaning set forth in the Recitals.

“Securities Act” shall mean Securities Act of 1933, as amended.

“Shareholders’ Meeting” shall have the meaning set forth in Section 5.02(a).

“Share Adjustment” shall have the meaning set forth in Section 1.05(g).

“SOA” shall have the meaning set forth in Section 4.04(d).

“Stock Consideration” shall mean that portion of the Merger Consideration consisting of shares of EQBK Class A Stock.

“Stock Election” shall have the meaning set forth in Section 1.05(b)(i).

“Stock Election Shares” shall have the meaning set forth in Section 1.05(b)(i).

“Straddle Period” shall have the meaning set forth in Section 5.18(a).

“Subsidiary” means, when used with reference to an entity, any corporation, a majority of the outstanding voting securities of which are owned directly or indirectly by such entity or any partnership, joint venture or other enterprise in which any entity has, directly or indirectly, a majority equity interest.

“Superior Proposal” means any bona fide written Acquisition Proposal received after the date hereof that Lincoln’s Board determines in good faith, after consultation with its outside legal and financial advisors, to be reasonably likely to be consummated in accordance with its terms and to be more favorable to Lincoln and its shareholders from a financial point of view than the transactions contemplated hereby (including any adjustment to the terms and conditions proposed by EQBK in response to such proposal pursuant to Section 5.23(e) or otherwise); provided that for purposes of this definition references to “25%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

“Surviving Corporation” shall have the meaning set forth in Section 1.01.

“Tail Policy” shall have the meaning set forth in Section 6.15(c).

“Tax” or “Taxes” means (i) all United States federal, state or local or non-United States taxes, assessments, charges, duties, tariffs, levies, interest or other similar governmental charges of any nature, including all income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding, ad valorem, value added, alternative minimum, environmental, escheat, abandoned or unclaimed property, customs, social security (or similar), unemployment, sick pay, disability, registration and other taxes, assessments, charges, duties, interest, fees, levies or other similar governmental charges of any kind whatsoever, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, charges, duties, levies, penalties and interest; (ii) any liability for the payment of any amount of a type described in clause (i) arising as a result of being or having been a member of any consolidated, combined, unitary or other group or being or having been included or required to be included in any Tax Return related thereto; and (iii) any liability for the payment of any amount of a type described in clause (i) or clause (ii) as a result of any obligation to indemnify or otherwise assume or succeed to the liability of any other Person.

“Tax Return” means any return, declaration, report, notice, election, form, claim for refund, or information return or statement filed or required to be filed with an Governmental Entity relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof (in each case, whether written, electronic or in other form).

“Terminated Arrangement” shall have the meaning set forth in Section 5.14(d).

“Terminated Employee” shall have the meaning set forth in Section 6.07(a).

“Termination Fee” shall have the meaning set forth in Section 9.03(b).

“Total Cash Amount” shall have the meaning set forth in Section 1.05(c)(vi).

“Total Stock Amount” shall have the meaning set forth in Section 1.05(c)(ix).

“Treasury Regulations” means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code.

“Voting Agreement” shall have the meaning set forth in the recitals.

“Welfare Plan” shall have the meaning set forth in Section 5.14(c).

Section 10.14 Specific Performance. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at Law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party will be entitled to temporary and/or permanent injunction or injunctions which a court of competent jurisdiction concludes is justified to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at Law or in equity.

Section 10.15 Attorneys’ Fees and Costs. If attorneys’ fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, the prevailing party is entitled to recover reasonable attorneys’ fees and costs incurred therein and determined by the court to be justified.

Section 10.16 Rules of Construction. Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender is deemed to include the other genders. Each use herein of the plural includes the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. References to a Person are also to its permitted successors or assigns. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 10.17 Articles, Sections, Exhibits and Schedules. All articles and sections referred to herein are articles and sections, respectively, of this Agreement and all exhibits and schedules referred to herein are exhibits and schedules, respectively, attached to this Agreement. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Agreement or any particular section. Any and all schedules, exhibits, certificates or other documents or instruments referred to herein or attached hereto are and will be incorporated herein by reference hereto as though fully set forth herein.

Section 10.18 Public Disclosure. Neither EQBK nor Lincoln, or any Affiliate or Subsidiary of the same, will make any announcement, statement, press release, acknowledgment or other public disclosure of the existence of, or reveal the terms, conditions or the status of, this Agreement or the transactions contemplated hereby without the prior written consent of the other parties to this Agreement (which shall not be unreasonably withheld, conditioned, or delayed); provided, however, that (i) EQBK and Lincoln are permitted to make any public disclosures or governmental filings as legal counsel may deem necessary to maintain compliance with or to prevent violations of applicable Law, that may be necessary to obtain regulatory approval for the transactions contemplated hereby, or that may be necessary to enforce the obligations under this Agreement and (ii) EQBK may disclose the existence of, or reveal the terms, conditions or the status of, this Agreement or the transactions contemplated hereby to potential investors in EQBK that is bound by a confidentiality agreement.

Section 10.19 Extension; Waiver. At any time prior to the Closing Date, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance with any of the agreements, covenants or conditions contained herein. Such action will be evidenced by a signed written notice given in the manner provided in Section 10.08. No party to this Agreement will by any act (except by a written instrument given pursuant to Section 10.08) be deemed to have waived any right or remedy hereunder or to have acquiesced in any breach of any of the terms and conditions hereof. No failure to exercise nor any delay in exercising any right, power or privilege hereunder by any party hereto will operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver of any party of any right or remedy on any one occasion will not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion or to any right or remedy that any other party may have hereunder. Any party may unilaterally waive a right which is solely applicable to it.

Section 10.20 Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by each of the parties hereto.

Section 10.21 No Third Party Beneficiaries. Except as provided in Section 6.15(e), nothing contained in this Agreement, express or implied, is intended to confer upon any Persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their duly authorized officers as of the date first above written.

EQUITY BANCSHARES, INC.

By:	/s/ Brad S. Elliott
Name:	Brad S. Elliott
Title:	Chairman and Chief Executive Officer

LINCOLN BANCORP

By:	/s/ Sean Willett
Name:	Sean Willett
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Reorganization]

EXHIBIT A

Form of Voting Agreement

Exhibit A

EXHIBIT B

Form of Director Support Agreement

Exhibit B

EXHIBIT C

Form of Bank Merger Agreement

Exhibit C

EXHIBIT D

Form of Director Release

Exhibit D

EXHIBIT E

Form of Officer Release

Exhibit E

Exhibit 10.1

FORM OF

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) dated as of September 2, 2026 is executed by and among Equity Bancshares, Inc. (“EQBK”), a Kansas corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), Lincoln Bancorp (“Lincoln”), an Iowa corporation and registered bank holding company under the BHCA, Brad S. Elliott (“Proxy Holder”), as proxy, and the shareholders of Lincoln listed on the signature page to this Agreement (referred to herein individually as a “Shareholder” and collectively with the other Lincoln shareholders entering into this Agreement, as the “Shareholders”). Terms with their initial letters capitalized and not otherwise defined herein have the meanings given them in the Reorganization Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution of this Agreement, EQBK, Penny Merger Sub, Inc. (“Merger Sub”), an Iowa corporation and wholly owned subsidiary of EQBK, and Lincoln have entered into that certain Agreement and Plan of Reorganization, dated as of the date hereof (the “Reorganization Agreement”), providing for, among other things, EQBK’s acquisition of Lincoln through the merger of Merger Sub with and into Lincoln, with Lincoln surviving the merger as a wholly owned subsidiary of EQBK (the “Merger”);

WHEREAS, the Reorganization Agreement provides that all of the issued and outstanding shares of common stock, par value $0.01 per share, of Lincoln (the “Common Stock”), other than Cancelled Shares and Dissenting Shares, will be exchanged for such consideration as set forth in the Reorganization Agreement;

WHEREAS, as a condition and inducement to EQBK’s willingness to enter into the Reorganization Agreement, each of the Shareholders has agreed to vote their shares of Common Stock in favor of approval of the Reorganization Agreement and the transactions contemplated thereby; and

WHEREAS, EQBK is relying on the agreements set forth herein in incurring expenses in reviewing the business of Lincoln and its wholly owned banking subsidiary, Lincoln Savings Bank, an Iowa state-chartered bank with its principal office in Reinbeck, Iowa (the “Bank”), in proceeding with the filing of applications for regulatory approvals, and in undertaking other actions necessary for the consummation of the Merger, and the Shareholders are benefiting both from such expenditures by EQBK and by the terms of the Reorganization Agreement.

NOW, THEREFORE, for and in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Lincoln, EQBK, the Proxy Holder, and the Shareholders undertake, promise, covenant and agree as follows:

AGREEMENT

1. Each Shareholder, being the registered owner of the number of shares of Common Stock set forth below the Shareholder’s name on the signature pages hereto (for each such Shareholder, the “Shares”), will vote, direct to vote, or act by consent with respect to:

(a)	the Shares;

(b)	all Common Stock the Shareholder owns as of the record date of any meeting of the Shareholders of Lincoln or otherwise as of the date of such vote or consent; and

(c)

all Common Stock the Shareholder owns beneficially and has the power and authority to direct the voting thereof as of the record date of any meeting of the Shareholders of Lincoln or otherwise as of the date of such vote or consent

(clauses (a), (b) and (c), collectively, the “Proxy Shares”), provided, however, that the Proxy Shares shall not include any share identified as excluded shares on the signature page hereto, in favor of approval of the Merger and any other transactions contemplated by the Reorganization Agreement.

2. Except as set forth herein and in the Reorganization Agreement, if Lincoln conducts a meeting of or otherwise seeks approval of its Shareholders with respect to any Acquisition Proposal or any other matter that may contradict this Agreement or the Reorganization Agreement or may prevent EQBK or Lincoln from completing the Merger, then the Shareholders will vote the Proxy Shares against the approval of the Acquisition Proposal or otherwise act in the manner most favorable to completing the Merger and the transactions contemplated by the Reorganization Agreement.

3. Each Shareholder shall not invite or seek any Acquisition Proposal, support (or publicly suggest that anyone else should support) any Acquisition Proposal that may be made, or ask the Lincoln Board to consider, support or seek any Acquisition Proposal or otherwise take any action designed to make any Acquisition Proposal more likely. None of the Shareholders shall meet or otherwise communicate with any Person that makes or is considering making an Acquisition Proposal or any representative of such Person after becoming aware that the Person has made or is considering making an Acquisition Proposal, except in his or her capacity as a director or officer of Lincoln and under circumstances for which such actions are permitted under the Reorganization Agreement. Each Shareholder shall promptly advise Lincoln of each contact the Shareholder or any of the Shareholder’s representatives may receive from any Person relating to any Acquisition Proposal or otherwise indicating that any Person may wish to participate or engage in any transaction arising out of any Acquisition Proposal. Each Shareholder will not make any claim or join in any litigation alleging that the Lincoln Board is required to consider, endorse or support any Acquisition Proposal or to invite or seek any Acquisition Proposal. Each Shareholder shall not take any other action that is reasonably likely to make consummation of the Merger less likely or to impair EQBK’s ability to exercise any of the rights granted by the Reorganization Agreement. Notwithstanding the foregoing, this Section 3 shall apply to each Shareholder solely in his or her capacity as a shareholder of Lincoln and shall not apply in any manner to any Shareholder in his or her capacity as a director or officer of Lincoln or the Bank, if

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applicable. Nothing contained in this Section 3 shall be deemed to apply to, or limit in any manner, the obligations of any Shareholder to comply with his or her fiduciary duties as a director or officer of Lincoln or the Bank, if applicable. Nothing in this Section 3 shall prohibit any Shareholder from making truthful statements required by applicable Law, regulation or legal process or communicating with any Governmental Entity.

4. Each Shareholder, severally, but not jointly, represents and warrants to EQBK that:

(a)

Shareholder (i) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Shares free and clear of all liens or encumbrances, and (ii) except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Shareholder is a party relating to the pledge, disposition or voting of any of the Shares and there are no voting trusts or voting agreements with respect to the Shares.

(b)

Shareholder does not beneficially own any Common Stock other than (i) the Shares and (ii) any options, warrants or other rights to acquire any additional shares of Common Stock or any security exercisable for or convertible into shares of Common Stock, as set forth on the signature page of this Agreement.

(c)	Shareholder has the sole voting power over all of the Shares.

(d)

Shareholder has full power and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Shareholder’s obligations hereunder (including the proxy described in Section 5 below). This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(e)

None of the execution and delivery of this Agreement by Shareholder, the consummation by Shareholder of the transactions contemplated hereby or compliance by Shareholder with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or law applicable to Shareholder or to Shareholder’s property or assets.

(f)

No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other Person on the part of Shareholder is required in connection with the valid execution and delivery of this Agreement. No consent of Shareholder’s spouse is necessary under any “community property” or other laws in order for Shareholder to enter into and perform its obligations under this Agreement.

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(g)

Shareholder hereby (a) confirms his or her knowledge of the availability of the rights of dissenting shareholders under the Iowa Business Corporation Act (the “IBCA”) with respect to the Merger and (b) confirms receipt of a copy of the provisions of the IBCA related to the rights of dissenting shareholders. To the extent permitted by applicable Law, each Shareholder hereby waives and agrees not to assert, and shall use its best efforts to cause any of its controlled Affiliates who hold of record any of the Shareholder’s Shares to waive and not to assert, any appraisal rights with respect to the Merger that the Shareholder or such controlled Affiliate may now or hereafter have with respect to any Shares whether pursuant to the IBCA or otherwise.

5. In order to better effect the provisions of Sections 1 and 2 of this Agreement, each Shareholder hereby revokes any previously executed proxies and hereby constitutes and appoints Proxy Holder, with full power of substitution, his true and lawful proxy and attorney-in-fact (the “Proxy Holder”) to vote at any meeting of the Shareholders of Lincoln all of the Proxy Shares in favor of the approval of the Merger and any other transactions contemplated by the Reorganization Agreement (including the termination of any voting trusts, voting agreements, shareholders’ agreements or similar arrangements other than this Agreement), with such modifications to the Reorganization Agreement as the parties thereto may make; but this proxy will not apply with respect to any vote on approval of the Merger contemplated by the Reorganization Agreement if the Reorganization Agreement is modified so as to (i) reduce the amount of consideration or the form of consideration to be received by the Shareholder or (ii) materially alter the tax consequences of the receipt thereof under the Reorganization Agreement in its present form. This proxy shall be limited strictly and solely to the power and authority to vote the Proxy Shares in the manner and for the purpose set forth in Sections 1 and 2 of this Agreement and shall not extend to any other matters.

6. Each Shareholder hereby covenants and agrees that until the earlier of (i) the termination of this Agreement in accordance with its terms and (ii) the approval of the Reorganization Agreement and the transactions contemplated thereby by the Requisite Lincoln Vote, each Shareholder will not, and will not agree to, without the consent of EQBK, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate, cause to be redeemed or otherwise dispose of (any such transaction, a “Transfer”) any of the Shares or grant any proxy or interest in or with respect to any Shares or deposit any such Shares into a voting trust or enter into another voting agreement or arrangement with respect to such Shares except as contemplated by this Agreement. Any attempted Transfer of Shares or any interest therein in violation of this Section 6 shall be null and void. This Section 6 shall not prohibit a Transfer of the Shares to any charitable organization that is tax exempt under Section 501(c)(3) of the Code, member of Shareholder’s immediate family, to a trust for the benefit of Shareholder or any member of Shareholder’s immediate family, or upon the death of Shareholder, or in connection with bona fide estate planning or tax planning purposes; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to EQBK, to be bound by all of the terms of this Agreement.

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7. Proxy Holder, by his execution below, agrees to (A) vote all of the Shareholders’ Proxy Shares at any meeting of the Shareholders of Lincoln, in favor of the approval of the Merger and any other transactions contemplated by the Reorganization Agreement (including the termination of any prior voting trusts, voting agreements, shareholders’ agreements or similar arrangements other than this Agreement), with such modifications to the Reorganization Agreement as the parties thereto may make; but this proxy will not apply with respect to any vote on approval of the Merger contemplated by the Reorganization Agreement if the Reorganization Agreement is modified so as to (i) reduce the amount of consideration or the form of consideration to be received by the Shareholder or (ii) materially alter the tax consequences of the receipt thereof under the Reorganization Agreement in its present form, and (B) in the event of an Acquisition Proposal, to vote all of the Shareholders’ Proxy Shares at any meeting of the Shareholders of Lincoln, against the approval of the Acquisition Proposal or otherwise act in the manner most favorable to completing the Merger and the transactions contemplated by the Reorganization Agreement.

8. Each Shareholder acknowledges that EQBK and Lincoln are relying on this Agreement in incurring expenses in connection with EQBK’s reviewing Lincoln and the Bank’s business, in Lincoln’s cooperation with EQBK’s preparation of a proxy statement and Registration Statement on Form S-4, in EQBK’s proceeding with the filing of applications for regulatory approvals, and in their undertaking other actions necessary for completing the Merger and that THE PROXY GRANTED HEREBY IS COUPLED WITH AN INTEREST AND IS IRREVOCABLE TO THE FULL EXTENT PERMITTED BY APPLICABLE LAW, INCLUDING TO THE EXTENT APPLICABLE, SECTION 722 OF THE IBCA. The Shareholders and Lincoln acknowledge that the performance of this Agreement is intended to benefit EQBK.

9. This Agreement shall remain in effect until the earlier to occur of (a) the termination of the Reorganization Agreement, as it may be amended or extended from time to time, pursuant to the terms and conditions contained therein, (b) completion of the transactions contemplated by the Reorganization Agreement, or (c) the amendment of the Reorganization Agreement in any manner that materially and adversely affects such Shareholder’s rights thereunder (including, for the avoidance of doubt, any reduction to the consideration to be received by such Shareholder). This Agreement may be terminated with respect to a particular Shareholder at any time prior to completion of the transactions contemplated by the Reorganization Agreement by the mutual written agreement of EQBK and such Shareholder. Upon termination of this Agreement with respect to any Shareholder, no party shall have any further obligations or liabilities hereunder with respect to such Shareholder; provided, however, that such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

10. Proxy Holder may, in his sole discretion, appoint a substitute proxy to act as Proxy Holder under this Agreement; provided, that any substitute proxy shall agree in writing to be bound by the terms and conditions of this Agreement. In the event of the death, disability or incapacity of Proxy Holder, EQBK, in its sole discretion, may appoint a substitute proxy to act as Proxy Holder under this Agreement.

11. The vote of the Proxy Holder will control in any conflict between his vote of the Proxy Shares and a vote by the substitute proxy holder or the Shareholders of the Proxy Shares, and Lincoln agrees to recognize the vote of the Proxy Holder instead of the vote of the substitute proxy holder or the Shareholders if the substitute proxy holder or the Shareholders do not vote in accordance with Sections 1 and 2 of this Agreement.

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12. This Agreement may be amended, modified or supplemented with respect to a particular Shareholder only by an instrument in writing executed by EQBK, Lincoln and that Shareholder. Any such amendment, modification or supplement shall only apply to the Shareholder(s) executing such written agreement and this Agreement will remain in full force and effect with respect to Shareholders who do not execute such written agreement.

13. For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Agreement. An email or electronic scan in “PDF” format of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

14. This Agreement, the Reorganization Agreement and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto.

15. Any and all notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date of this Agreement by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by U.S. mail or (except in the case of payments) by email, at the respective addresses or transmission numbers set forth below and is deemed delivered (a) in the case of personal delivery or email, when received; (b) in the case of mail, upon the earlier of actual receipt or five (5) Business Days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of an overnight courier service, one (1) Business Day after delivery to such courier service with instructions for overnight delivery. The parties may change their respective addresses and transmission numbers by written notice to all other parties, sent as provided in this Section 15. All communications must be in writing and addressed as follows:

IF TO SHAREHOLDER:

To the address for such Shareholder set forth on the signature page hereto.

WITH A COPY (WHICH SHALL NOT CONSTITUTE NOTICE) TO:

Mark C. Kanaly

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, GA 30309

Email: mark.kanaly@alston.com

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IF TO EQBK OR PROXY HOLDER:

Brad S. Elliott

Chairman and Chief Executive Officer

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

Email:

WITH A COPY (WHICH SHALL NOT CONSTITUTE NOTICE) TO:

Michael G. Keeley

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201-7932

Email: mike.keeley@nortonrosefulbright.com

16. THIS AGREEMENT IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF KANSAS, WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW THAT WOULD APPLY THE LAW OF A DIFFERENT JURISDICTION. VENUE FOR ANY CAUSE OF ACTION BETWEEN THE PARTIES TO THIS AGREEMENT WILL LIE IN SEDGWICK COUNTY, KANSAS. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

17. All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. No party to this Agreement may assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any purported assignment made or attempted in violation of this Section 17 shall be null and void. Nothing contained in this Agreement, express or implied, is intended to confer upon any Persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

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18. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, then (a) this Agreement is to be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (b) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and (c) there will be added automatically as a part of this Agreement a provision mutually agreed to which is similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.

19. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party will be entitled to temporary and/or permanent injunction or injunctions which a court of competent jurisdiction concludes is justified to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at law or in equity.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

EQUITY BANCSHARES, INC.

By:
Name: Brad S. Elliott
Title: Chairman and Chief Executive Officer

PROXY HOLDER:

Brad S. Elliott

LINCOLN BANCORP

By:
Name:
Title:

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SHAREHOLDER

[_______]

By:
Its:

Number of Shares: [_______]

Address:

Excluded Shares: [_________]

[Signature Page to Voting Agreement]

Exhibit 10.2

FORM OF

DIRECTOR SUPPORT AGREEMENT

This DIRECTOR SUPPORT AGREEMENT (the “Agreement”) is made and entered into as of September 2, 2026, by and between Equity Bancshares, Inc. (“EQBK”), a Kansas corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), and [_____________], an individual resident of the State of [____] (“Director”). Terms with their initial letters capitalized and not otherwise defined herein have the meanings given to them in the Reorganization Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution of this Agreement, EQBK, Penny Merger Sub, Inc. (“Merger Sub”), an Iowa corporation and wholly owned subsidiary of EQBK, and Lincoln Bancorp (“Lincoln”), an Iowa corporation and registered bank holding company under the BHCA, have entered into that certain Agreement and Plan of Reorganization, dated as of the date hereof (the “Reorganization Agreement”), providing for, among other things, EQBK’s acquisition of Lincoln through the merger of Merger Sub with and into Lincoln, with Lincoln surviving the merger as a wholly owned subsidiary of EQBK (the “Merger”);

WHEREAS, the Reorganization Agreement provides that all of the issued and outstanding shares of common stock, par value $0.01 per share, of Lincoln (the “Common Stock”), other than Cancelled Shares and Dissenting Shares, will be exchanged for such consideration as set forth in the Reorganization Agreement;

WHEREAS, the Director will receive a portion of the Merger Consideration or certain other payments in connection with the closing of the Merger; and

WHEREAS, as a condition and inducement to EQBK’s willingness to enter into the Reorganization Agreement, EQBK and Director have agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and in the Reorganization Agreement intending to be legally bound hereby, EQBK and Director agree as follows:

AGREEMENT

1. Director Support. Director agrees to use his or her best efforts to refrain from disparaging or harming the goodwill of Lincoln, any Subsidiary of Lincoln (“Lincoln Subsidiary”), EQBK or any Subsidiary of EQBK, and their respective customer, client and vendor relationships; provided, however, that nothing in this Agreement shall prohibit Director from (i) making truthful statements required by applicable Law, regulation or legal process or (ii) communicating with any governmental or regulatory authority.

2. Director Covenants.

(a) Director acknowledges that he or she has received substantial, valuable consideration, including confidential trade secrets and proprietary information relating to the identity and special needs of current and prospective customers of Lincoln or any Lincoln Subsidiary, Lincoln’s and any Lincoln Subsidiary’s current and prospective services, Lincoln’s and any Lincoln Subsidiary’s business projections and market studies, Lincoln’s and any Lincoln Subsidiary’s business plans and strategies, Lincoln’s and any Lincoln Subsidiary’s studies and information concerning special services unique to Lincoln or any Lincoln Subsidiary. Director further acknowledges and agrees that this consideration, including the Merger Consideration, constitutes fair and adequate consideration for the execution of the non-solicitation and non-competition restrictions set forth below. Accordingly, other than in any capacity for or on behalf of EQBK or any subsidiary of EQBK, Director agrees that Director will not, except as expressly set forth on Schedule I hereto, during the term of this Agreement, directly or indirectly, individually or as an employee, partner, officer, director or shareholder or in any other capacity whatsoever:

i. solicit the business of any person or entity who is a customer of Lincoln or any Lincoln Subsidiary as of the date of this Agreement or as of the Closing Date on behalf of any other Person for the purpose of providing financial products or services that are Competitive with those offered or provided by Lincoln, any Lincoln Subsidiary, EQBK or any Subsidiary of EQBK;

ii. acquire any interest in (directly or indirectly), charter, operate or enter into any franchise or other management agreement with any business which offers products or services that are Competitive and which has an office located within the Restricted Territory (as hereinafter defined) (but notwithstanding the foregoing, Director may (1) acquire an ownership interest in any publicly-traded business, so long as that ownership interest does not exceed 5% of the total number of shares outstanding of that business, and (2) invest in an existing mutual fund that invests, directly or indirectly, in such businesses);

iii. from and after the Effective Time, act as a director, manager, officer or employee, agent, or consultant of any business which offers products or services that are Competitive and which has an office located within the Restricted Territory;

iv. establish or operate a branch or other office within the Restricted Territory of any business which offers products or services that are Competitive; or

v. recruit, hire, assist others in recruiting or hiring, discuss employment with, or refer others concerning employment, any person who is, or within the twelve (12) months preceding the Closing Date was, an employee of Lincoln or any Lincoln Subsidiary; but nothing in this Section 2(a)(v) applies to employment other than in financial services, and Director shall not be prohibited from hiring any such person who (A) is terminated by Lincoln or any Lincoln Subsidiary (or their respective successors) or who has voluntarily resigned from employment by Lincoln or any Lincoln Subsidiary (or their respective successors) without direct or indirect solicitation by Director, (B) responds to any general advertisement

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appearing in a newspaper, magazine or trade publication, or (C) is a referral made by a placement agency or service so long as such placement agency or service has not been instructed by Director to solicit from Lincoln or any Lincoln Subsidiary (or their respective successors) such person; provided, that in each case of clauses (A) through (C) at least six (6) months have elapsed from the date the person’s employment ended with Lincoln, any Lincoln Subsidiary, EQBK or any EQBK Subsidiary.

Director may not avoid the purpose and intent of this Section 2(a) by engaging in conduct within the Restricted Territory from a remote location through means such as telecommunications, written correspondence, computer generated or assisted communications, or other similar methods.

(b) If any court of competent jurisdiction should determine that the terms of this Section 2 are too broad in terms of time, geographic area, lines of commerce or otherwise, that court is to modify and revise any such terms so that they comply with applicable law.

(c) Director agrees that (i) this Agreement is entered into in connection with the sale to EQBK of Lincoln and Lincoln Savings Bank, an Iowa state bank with its principal office in Reinbeck, Iowa (collectively, the “Bank”), (ii) Director is receiving valuable consideration for this Agreement, (iii) the restrictions imposed upon Director by this Agreement are essential and necessary to ensure EQBK acquires the goodwill of the Bank, and (iv) all the restrictions (including particularly the time and geographical limitations) set forth in this Agreement are fair and reasonable. Nothing contained in this Agreement shall be deemed to limit in any manner Director’s obligations to comply with his or her fiduciary duties as a director or officer of Lincoln or any Lincoln Subsidiary.

For purposes of this Section 2, the following terms shall be defined as set forth below:

i. “Competitive,” with respect to particular products or services, means products or services that are the same as or similar to the products or services of Lincoln, any Lincoln Subsidiary, EQBK or any Subsidiary of EQBK, including, without limitation, products and services customarily offered by depository institutions and/or wealth management companies.

ii. “Restricted Territory” means each county where Lincoln Savings Bank has a banking office at the Effective Time and any county that is within fifty (50) miles of such counties.

3. Termination. This Agreement may be terminated at any time prior to the consummation of the transactions contemplated by the Reorganization Agreement by the mutual written agreement of the parties hereto, and this Agreement and all obligations hereunder will terminate on the earlier of (a) the date the Reorganization Agreement is terminated pursuant to Section 9.01 of the Reorganization Agreement, (b) the amendment of the Reorganization Agreement in any manner that reduces the Merger Consideration (apart from any reductions contemplated by the Reorganization Agreement), or (c) the date that is twenty-four (24) months after the Closing Date.

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4. Waiver, Amendment and Modification. Any party may unilaterally waive a right which is solely applicable to it. Such action will be evidenced by a signed written notice. No failure to exercise nor any delay in exercising any right, power or privilege hereunder by any party hereto will operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver of any party of any right or remedy on any one occasion will not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion or to any right or remedy that any other party may have hereunder. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by each of the parties hereto.

5. Governing Law. THIS AGREEMENT IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF IOWA. VENUE FOR ANY CAUSE OF ACTION BETWEEN THE PARTIES TO THIS AGREEMENT WILL LIE IN POLK COUNTY, IOWA. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.

6. Binding Effect; Assignment. All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. No party to this Agreement may assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any purported assignment made or attempted in violation of this Section shall be null and void.

7. No Third Party Beneficiaries. Nothing contained in this Agreement, express or implied, is intended to confer upon any Persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

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8. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, then (a) this Agreement is to be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (b) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and (c) there will be added automatically as a part of this Agreement a provision mutually agreed to which is similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.

9. Specific Performance. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party will be entitled to temporary and/or permanent injunction or injunctions which a court of competent jurisdiction concludes is justified to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at law or in equity.

10. Entire Agreement. This Agreement, the Reorganization Agreement, the Voting Agreement and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto.

11. Rules of Construction. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Agreement or any particular section. Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender is deemed to include the other genders. Each use herein of the plural includes the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. References to a Person are also to its permitted successors or assigns. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

12. Notice. Any and all notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date of this Agreement by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by U.S. mail or (except in the case of payments) by facsimile transmission, at the respective addresses or transmission numbers set forth below and is deemed delivered (a) in

5

the case of personal delivery or facsimile transmission, when received; (b) in the case of mail, upon the earlier of actual receipt or five (5) Business Days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of an overnight courier service, one (1) Business Day after delivery to such courier service with instructions for overnight delivery. The parties may change their respective addresses and transmission numbers by written notice to all other parties, sent as provided in this Section. All communications must be in writing and addressed as follows:

If to Director:

__________________________

__________________________

__________________________

If to EQBK:

Brad S. Elliott

Chairman and Chief Executive Officer

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

Email:

With a copy (which shall not constitute notice) to:

Michael G. Keeley

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201-7932

Email: mike.keeley@nortonrosefulbright.com

13. Articles, Sections, Exhibits and Schedules. All articles and sections referred to herein are articles and sections, respectively, of this Agreement and all exhibits and schedules referred to herein are exhibits and schedules, respectively, attached to this Agreement. Any and all schedules, exhibits, certificates or other documents or instruments referred to herein or attached hereto are and will be incorporated herein by reference hereto as though fully set forth herein.

14. Multiple Counterparts. For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Agreement. A facsimile or electronic scan in “PDF” format of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

DIRECTOR

Name:

EQUITY BANCSHARES, INC.

By:
Name:	Brad S. Elliott
Title:	Chairman and Chief Executive Officer

[Signature Page to Director Support Agreement]

Schedule I

1.	Obtaining banking-related services or products for entities owned or controlled by the Director.

Exhibit 99.1

EQUITY BANCSHARES, INC.
PRESS RELEASE	9/3/26

Equity Bancshares, Inc. and Lincoln Bancorp Announce Plans to Merge

WICHITA, Kan., September 3, 2026 (BUSINESSWIRE) – Equity Bancshares, Inc. (NYSE: EQBK), (“Equity,” the “Company,” “we,” “us,” “our”), the Wichita-based holding company of Equity Bank, along with Lincoln Bancorp (“Lincoln”), the parent company of Lincoln Savings Bank, headquartered in Reinbeck, Iowa, announced today they have entered into a definitive merger agreement for Lincoln to merge with and into Equity, adding 16 locations to Equity’s franchise. This transaction builds upon Equity’s Iowa presence, providing a platform for expansion in the state.

“This partnership marks an important step in our long-term strategy for Iowa,” said Brad Elliott, Equity’s Chairman & CEO. “Lincoln has built one of the best community banks in the state through committed service to its communities, customers and team members over its proud 124-year history. This merger brings resources, scale, and enhanced opportunities for the customers and communities we will have the privilege of continuing to serve.”

Under the terms of the merger agreement, which was unanimously approved by the Boards of Directors of both companies, Lincoln shareholders will receive approximately 77.5% of the merger consideration in EQBK stock and the remaining 22.5% in cash. Based on Equity’s spot price of $49.85 on September 2, 2026, the total consideration was valued at approximately $123.8 million. Subject to receipt of customary regulatory and shareholder approvals and closing conditions, the merger is expected to close in the fourth quarter of 2026. Following completion, Lincoln Savings Bank will merge with and into Equity Bank.

“What people value most about their community bank is what stays the same,” said Rick Sems, President & CEO of Equity Bank. “This is about giving customers more of what they’ve always counted on from their community bank: local decisions, local people who know their customers by name, and a long-term commitment to the community. By combining our strengths, we’ll have additional resources to invest in local communities and support the initiatives that help them thrive. This year alone, we’ve contributed more than $1.7 million to causes across our markets, and we’re committed to expanding that investment in the years ahead.”

Established in 1902, Lincoln Savings Bank currently operates locations in the following Iowa cities: Adel, Allison, Ankeny, Aplington, Cedar Falls, Clive, Des Moines, Garwin, Greene, Grinnell, Hudson, Lincoln, Nashua, Reinbeck, Tama, and Waterloo. As of June 30, 2026, Lincoln reported $1.7 billion in total assets, including $1.2 billion in loans and $1.5 billion in deposits.

“This is a pivotal moment for our institution and our customers,” said Sally Hollis, Lincoln’s Board Chair. “By joining forces with Equity Bank, we’re combining decades of community banking expertise with the scale and resources needed to deliver even greater value, innovation, and stability for the people and businesses we serve. Our teams share a common commitment to relationship-based banking, and together we’ll be even better positioned to invest in the products, technology, and local presence our customers count on.”

“Lincoln Savings Bank has always been guided by the dedication of our people and the relationships we’ve built with our customers and communities over the past 124 years,” said Sean Willett, CEO of Lincoln Savings Bank. “This merger isn’t a departure from that; it’s a way to protect and expand it, while preserving what has always made us special: our people and our shared mission.”

As of June 30, 2026, Equity reported $7.7 billion in assets. Adding Lincoln and adjusting to reduce excess liquidity on the combined balance sheet, proforma will comprise approximately $9.1 billion in total assets for the Equity franchise.

The transaction is expected to be approximately 5.1%, or $0.27, accretive to Equity’s 2027 earnings per share and 7.5%, or $0.42, accretive to Equity’s 2028 earnings per share, excluding the impact of one-time transaction expenses. Estimated tangible book value per share dilution to Equity is expected to be earned back in less than three years.

The combination with Lincoln brings Equity’s total strategic transactions to 27 since the Company’s founding in 2002, including 15 whole-bank acquisitions since the Company’s initial public offering in 2015.

EQUITY BANCSHARES, INC.
PRESS RELEASE	9/3/26

Advisors

Equity Bancshares, Inc. was advised by Hovde Group, LLC. Norton Rose Fulbright US LLP served as legal counsel to Equity.

Lincoln Bancorp was advised by Stephens Inc. Alston & Bird LLP served as legal counsel to Lincoln.

Conference Call and Webcast

Equity Chairman & CEO Brad Elliott, Equity Bank President & CEO Rick Sems, and Equity CFO Chris Navratil will hold a conference call and webcast to discuss the merger with Lincoln on September 3, 2026, at 10:00 a.m. eastern time; 9:00 a.m. central time.

Those wishing to participate in the conference call should call the applicable number below and reference the EQBK Conference Call (Meeting ID: 176 797 600):

ANALYST / PARTICIPANT DIAL-IN NUMBERS:

North America (Toll-Free):

1 (833) 461-5787

International (Toll) +1 (585) 542-9983

Click Here for International Dial-Ins

Meeting ID: 176 797 600

To eliminate wait times, conference call participants may pre-register using this registration link. After registering, a confirmation with access details will be sent via email.

A replay of the call and webcast will be available two hours following the close of the call until September 17, 2026, accessible at investor.equitybank.com. Webcast URL: https://events.q4inc.com/attendee/176797600

About Equity Bancshares, Inc.

Equity Bancshares, Inc. is the holding company for Equity Bank, offering a full range of financial solutions, including commercial loans, consumer banking, mortgage loans, trust and wealth management services and treasury management services, while delivering the high-quality, relationship-based customer service of a community bank. Equity’s common stock is traded on the New York Stock Exchange under the symbol “EQBK.” Learn more at www.equitybank.com.

About Lincoln Bancorp

Lincoln Bancorp is the parent company of Lincoln Savings Bank. Founded in 1902, Lincoln Savings Bank is headquartered in Reinbeck, IA, and operates 16 locations in the state.

Lincoln Savings Bank is a full-service bank that serves both individuals and businesses in Central and Northeast Iowa. Lincoln offers convenient banking options including checking accounts, savings accounts, personal loans, mortgages, agricultural lending, commercial real estate loans, nonprofit banking services and more.

Important Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.

EQUITY BANCSHARES, INC.
PRESS RELEASE	9/3/26

In connection with the proposed transaction, Equity intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Equity common stock to be issued to the shareholders of Lincoln. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Lincoln seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EQUITY, LINCOLN AND THE PROPOSED TRANSACTION.

The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000.

Special Note Concerning Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and are intended to be covered by the safe harbor provisions provided by the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses; and similar variables. The foregoing list of factors is not exhaustive. In addition, the following factors, among others, related to the transaction between Equity and Lincoln could cause actual outcomes and results to differ materially from forward-looking statements or historical performance: the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where companies do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; Lincoln and Equity’s ability to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction; the failure to obtain the necessary approvals by the shareholders of Lincoln; the failure to satisfy other conditions to completion of the proposed merger, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; diversion of management’s attention from ongoing business operations and opportunities; potential

EQUITY BANCSHARES, INC.
PRESS RELEASE	9/3/26

adverse reactions or changes to business or employee relationships, including those resulting from the completion of the transaction; the business, economic and political conditions in the markets in which the parties operate; the risk that the proposed combination could have an adverse effect the parties’ ability to retain customers and retain or hire key personnel and maintain relationships with customers; the risk that the combination may be more difficult, time-consuming or expensive than anticipated; and other factors that may affect future results of Equity.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2026, as amended, and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Media Contact:

Russell Colburn

Public Relations & Communications Manager

Equity Bancshares, Inc.

913.583.8011

rcolburn@equitybank.com

Investor Contact:

Chris Navratil

EVP, Chief Financial Officer

Equity Bancshares, Inc.

316.612.6014

cnavratil@equitybank.com

Exhibit 99.2

NYSE: EQBK

Equity Bancshares + Lincoln Bancorp

EQUITY BANK
EQUITY BANK
EQUITY BANK

Lincoln
SAVINGS BANK

Merger with Lincoln Savings Bank

September 3, 2026

Exhibit 99.2 N YS E : E QB K Equity Bancshares Lincoln Bancorp August 2026 Merger with Lincoln Savings Bank September 3, 2026

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK Forward Looking Statements This presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and are intended to be covered by the safe harbor provisions provided by the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses; and similar variables. The foregoing list of factors is not exhaustive. In addition, the following factors, among others, related to the transaction between Equity and Lincoln could cause actual outcomes and results to differ materially from forward-looking statements or historical performance: the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where companies do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; Lincoln and Equity’s ability to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction; the failure to obtain the necessary approvals by the shareholders of Lincoln; the failure to satisfy other conditions to completion of the proposed merger, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the completion of the transaction; the business, economic and political conditions in the markets in which the parties operate; the risk that the proposed combination could have an adverse effect the parties’ ability to retain customers and retain or hire key personnel and maintain relationships with customers; the risk that the combination may be more difficult, time-consuming or expensive than anticipated; and other factors that may affect future results of Equity. For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2026, as amended, and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward- looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this presentation are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue. NO OFFER OR SOLICITATION This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law. NON-GAAP FINANCIAL MEASURES This presentation contains certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of non-GAAP financial measures to GAAP financial measures are provided at the end of this presentation. Numbers in the presentation may not sum due to rounding. 2

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK Transaction Highlights & Strategic Rationale Equity Bancshares, Inc. (NYSE: EQBK) has agreed to acquire Lincoln Bancorp At a Glance • Lincoln Bancorp is the bank holding company for Lincoln Savings Bank, a community bank headquartered in Reinbeck, Iowa – Established Iowa banking franchise serving communities for 120+ years, operating 16 locations across Central and Northeast Iowa • The transaction joins two relationship-based operating philosophies, supported by compatible cultures and a deep dedication to the customers and communities it serves Builds Scale & Establishes a Presence in Attractive Iowa Markets • Establishes a meaningful presence in Des Moines and Waterloo-Cedar Falls, two of the largest MSAs in Iowa • Provides strong core deposit base in a key focus market and a springboard for growth that complements EQBK’s legacy Midwest footprint • Positions EQBK for further bolt-on M&A across Iowa, with >200 banks in Iowa under $2 billion in assets (including 86 between $300 million and $2 billion in assets) 1 Financially Attractive Combination • Meaningful EPS accretion of 5 .1 % an d 7 .5 % o n 2 0 2 7 E an d 2 0 2 8 E, respectively, assuming conservative cost savings of ~30% with 50% realized in 2027 and 75% in 2028 • TBV dilution of 3.8% and TBV earnback estimated at 2.6 years • Attractive pay-to-trade ratio of 70% • Maintain strong pro forma regulatory capital ratios Disciplined M&A Approach & Proven Execution • Iowa footprint enhances strategic direction of EQBK’s established M&A framework – Marks EQBK’s 15th announced full bank transaction since 2015 – Creates a platform to extend and enhance the model Lincoln has built – Structured well within EQBK’s proven merger metrics and disciplined approach to drive shareholder value creation – Comprehensive due diligence process with 70% of the total loan portfolio reviewed with no concentration concerns 1) Estimated financial impact is presented for illustrative purposes only. Includes purchase accounting marks and transaction-related expenses as well as reduction of excess liquidity on combined balance sheet; see Appendix for Pro Forma reconciliations. Pro Forma data is subject to various assumptions and uncertainties. See disclaimer Forward Looking Statements and slide 6 for key financial assumptions 3

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK 1 Compelling Pro Forma Financial Impact Pro Forma Balance Sheet Highlights $9.1B $6.7B $7.7B TOTAL ASSETS TOTAL LOANS TOTAL DEPOSITS Earnings Impact 5.1% | $0.27 7.5% | $0.42 2027E EPS IMPACT 2028E EPS IMPACT Iowa Nebraska Tangible Book Value Impact (3.8%) 2.6 Years TBV DILUTION TBV EARNBACK Kansas Missouri Pro Forma Consolidated Capital At Close EQBK Lincoln Oklahoma Arkansas 8.6% 9.0% 10.6% 13.4% TCE / TA LEVERAGE RATIO CET1 TRBC 1) Estimated financial impact is presented for illustrative purposes only. Includes purchase accounting marks and transaction-related expenses as well as reduction of excess liquidity on combined balance sheet; see Appendix for Pro Forma reconciliations. Pro Forma data is subject to various assumptions and uncertainties. See disclaimer Forward Looking Statements and slide 6 for key financial assumptions 4

Equity Bancshares, Inc. | Merger Investor Presentation
NYSE: EQBK

Complementary Loan & Deposit Profiles

Equity Bancshares, Inc.	Lincoln Savings Bank	Pro Forma[1]

Loan Composition

Cons. & Other
2%
C&D
13%
C&I
18%
Agri.
5%
Ag RE
8%
$5.4B
Yield: 6.72%
Res. RE
26%
CRE
29%

C&D
5%
C&I
20%
Agri.
4%
Ag RE
9%
$1.2B
Yield: 5.84%
CRE
30%
Res. RE
32%

Cons. & Other
2%
C&D
12%
C&I
18%
Agri.
5%
Ag RE
8%
$6.6B
Yield: 6.56%
Res. RE
27%
CRE
29%

Deposit Composition

NIB
Demand
19%
IB
Demand
23%
Savings &
MMDA
31%
$6.3B
Cost: 1.90%
Time
Deposits
27%

NIB
Demand
16%
IB
Demand
27%
Savings &
MMDA
27%
$1.5B
Cost: 2.29%
Time
Deposits
30%

NIB
Demand
19%
IB
Demand
24%
Savings &
MMDA
30%
$7.8B
Cost: 1.98%
Time
Deposits
27%

5

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK Complementary Loan & Deposit Profiles 1 Pro Forma Cons. & Other Cons. & Other 2% 2% C&D C&D C&D C&I Agri. 5% 12% 13% 20% Agri. C&I Agri. C&I 4% 5% 18% 5% 18% Ag RE Ag RE Ag RE 9% 8% 8% $5.4B $1.2B $6.6B Yield: 5.84% Yield: 6.56% Yield: 6.72% CRE 30% CRE CRE Res. RE Res. RE 29% Res. RE 29% 26% 27% 32% NIB NIB NIB Demand Demand Demand 16% 19% 19% IB IB IB Demand Savings & Demand Demand Savings & Savings & 27% MMDA 24% 23% $6.3B $1.5B $7.8B MMDA MMDA 27% 30% 31% Cost: 1.90% Cost: 2.29% Cost: 1.98% Time Time Time Deposits Deposits Deposits 27% 27% 30% Source: S&P Global Market Intelligence; Data per bank-level regulatory filings as of 6/30/2026 5 1) Excludes purchase accounting adjustments Deposit Composition Loan Composition

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK

Transaction Overview & Assumptions

Pricing

- Total deal value of approximately $123.8 million[1]
  - Stock: 1.89 million shares issued to Lincoln
    - Pro forma ownership: 91.6% EQBK / 8.4% Lincoln
  - Cash: $29.5 million in total cash consideration
- Price to Tangible Book Value: 1.05x[2]
- Price to 2027E + Cost Savings: 5.9x[3]
- Core Deposit Premium: 0.49%[4]
- Pay-to-trade Ratio: 70%

Balance Sheet Marks

- 1.5% or $18.0 million gross loan credit discount[5]
- 2.3% loan interest rate mark, or ($27.8) million
- 0.01% time deposit interest rate mark, or ($0.03) million
- ($7.4) million of fair value marks to other assets
- 2.0% core deposit intangible, or $20.7 million[6]

Cost Savings & Merger Charges

- Estimated cost savings of approximately 30% of Lincoln's consolidated non-interest expense
- Phased-in 50% in 2027 and 75% in 2028; 100% thereafter
- Approximately $23.7 million of pre-tax merger charges

Other Considerations

- Anticipated closing in the fourth quarter of 2026
- Lincoln Savings Bank expected to convert and integrate into Equity Bank in the second quarter of 2027
- Customary regulatory and shareholder approvals
- No branch closures or consolidations

6

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK Transaction Overview & Assumptions 1 1 •• T To ot ta all d de ea all v va allu ue e o of f a ap pp pr ro ox xiim ma at te elly y $ $1 12 23 3. .8 8 m miilllliio on n −− S St to oc ck k: : 1 1. .8 89 9 m miilllliio on n s sh ha ar re es s iis ss su ue ed d t to o L Liin nc co olln n •• P Pr ro o f fo or rm ma a o ow wn ne er rs sh hiip p: : 9 91 1. .6 6% % E EQ QB BK K / / 8 8. .4 4% % L Liin nc co olln n −− C Ca as sh h: : $ $2 29 9. .5 5 m miilllliio on n iin n t to ot ta all c ca as sh h c co on ns siid de er ra at tiio on n Pricing 2 2 •• P Pr riic ce e t to o T Ta an ng giib blle e B Bo oo ok k V Va allu ue e: : 1 1. .0 05 5x x 3 3 •• P Pr riic ce e t to o 2 20 02 27 7E E + + C Co os st t S Sa av viin ng gs s: : 5 5. .9 9x x 4 4 •• C Co or re e D De ep po os siit t P Pr re em miiu um m: : 0 0. .4 49 9% % •• P Pa ay y- -t to o- -t tr ra ad de e R Ra at tiio o: : 7 70 0% % 5 5 •• 1 1. .5 5% % o or r $ $1 18 8. .0 0 m miilllliio on n g gr ro os ss s llo oa an n c cr re ed diit t d diis sc co ou un nt t •• 2 2. .3 3% % llo oa an n iin nt te er re es st t r ra at te e m ma ar rk k, , o or r ( ($ $2 27 7. .8 8) ) m miilllliio on n Balance Sheet •• 0 0. .0 01 1% % t tiim me e d de ep po os siit t iin nt te er re es st t r ra at te e m ma ar rk k, , o or r ( ($ $0 0. .0 03 3) ) m miilllliio on n Marks •• ( ($ $7 7. .4 4) ) m miilllliio on n o of f f fa aiir r v va allu ue e m ma ar rk ks s t to o o ot th he er r a as ss se et ts s 6 6 •• 2 2. .0 0% % c co or re e d de ep po os siit t iin nt ta an ng giib blle e, , o or r $ $2 20 0. .7 7 m miilllliio on n •• E Es st tiim ma at te ed d c co os st t s sa av viin ng gs s o of f a ap pp pr ro ox xiim ma at te elly y 3 30 0% % o of f L Liin nc co olln n''s s c co on ns so olliid da at te ed d n no on n- -iin nt te er re es st t e ex xp pe en ns se e Cost Savings & •• P Ph ha as se ed d- -iin n 5 50 0% % iin n 2 20 02 27 7 a an nd d 7 75 5% % iin n 2 20 02 28 8; ; 1 10 00 0% % t th he er re ea af ft te er r Merger Charges •• A Ap pp pr ro ox xiim ma at te elly y $ $2 23 3. .7 7 m miilllliio on n o of f p pr re e- -t ta ax x m me er rg ge er r c ch ha ar rg ge es s •• A An nt tiic ciip pa at te ed d c cllo os siin ng g iin n t th he e f fo ou ur rt th h q qu ua ar rt te er r o of f 2 20 02 26 6 •• L Liin nc co olln n S Sa av viin ng gs s B Ba an nk k e ex xp pe ec ct te ed d t to o c co on nv ve er rt t a an nd d iin nt te eg gr ra at te e iin nt to o E Eq qu uiit ty y B Ba an nk k iin n t th he e s se ec co on nd d Other q qu ua ar rt te er r o of f 2 20 02 27 7 Considerations •• C Cu us st to om ma ar ry y r re eg gu ulla at to or ry y a an nd d s sh ha ar re eh ho olld de er r a ap pp pr ro ov va alls s •• N No o b br ra an nc ch h c cllo os su ur re es s o or r c co on ns so olliid da at tiio on ns s 1) Based on EQBK spot price of $49.85 as of 9/2/2026 2) Based on Lincoln stated consolidated tangible common equity as of 6/30/2026 3) Assumes cost savings are fully phased in 4) Core deposit premium equal to transaction value minus Lincoln consolidated tangible common equity as a percentage of core deposits. Core deposits defined as total deposits less time deposits greater than $100,000 5) See page 7 for depiction of potential credit adjustments to consideration 6) Core deposits defined as total deposits less time deposits 6

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK 1 Pro Forma Results at Different Credit Marks 2 Total Credit Mark $38.3M $28.2M $18.0M Transaction Price Per Share of Lincoln $14.47 $15.58 $16.68 Price / Tangible Book Value Per Share 0.91x 0.98x 1.05x Implied Transaction Pricing & Multiples Price / 2027E + Cost Savings 5.11x 5.50x 5.89x Pay to Trade Ratio 60.9% 65.6% 70.2% Credit Mark % -3.13% -2.30% -1.47% Total Credit Mark Credit Mark ($000’s) ($38,330) ($28,165) ($18,000) Assumptions Lincoln Pro Forma Ownership 7.4% 7.9% 8.4% EQBK TBV Dilution at Close -4.20% -4.02% -3.84% Pro Forma Financial EQBK 2028E EPS Accretion +8.78% +8.12% +7.46% Impact TBV Earnback (Crossover Method) 2.52 years 2.57 years 2.61 years Pro Forma TCE / TA 8.5% 8.6% 8.6% Pro Forma Leverage Ratio 9.0% 9.1% 9.1% Pro Forma Capital Impact at Close Pro Forma Tier 1 Ratio 11.0% 11.1% 11.2% Pro Forma Risk-Based Ratio 13.4% 13.5% 13.5% 1) Based on EQBK spot price of $49.85 as of 9/2/2026; Assumes closing date as of Q4 2026; Transaction multiples not adjusted for purchase accounting 2) Credit mark imbedded in pro forma expectations summarized on slide 6. Included in the definitive merger agreement was a schedule of loans with identified credit marks of $20.3M. If unresolved prior to the effective date, there would be an adjustment to consideration equal to the after-tax cost of the additional mark. If partially resolved there would be an associated price adjustment. The above table depicts a range of scenarios from 7 zero resolution to full resolution.

Equity Bancshares, Inc. | Merger Investor Presentation

NYSE: EQBK

Lincoln Savings Bank | Company Overview

Company Highlights

$1.7B	$1.2B	$1.5B	~81%
Total Assets	Total Loans	Total Deposits	Loans / Deposits

✓ ***Successfully expands EQBK's franchise into attractive Iowa markets***

Lincoln Savings Bank Branch
Mason City
IOWA
Fort Dodge
City
Waterloo-Cedar Falls MSA
Marshall
Cedar Rapids
Iowa City
Des Moines MSA
Ottumwa
Burli

Presence in Attractive Iowa Markets[1]

MSA	Rank	Institution	Number of Branches	Deposits in Market ($M)	Market Share (%)
Waterloo-Cedar Falls, IA	1	FSB Financial Services (IA)	6	$ 1,071	22.2%
	2	**Lincoln Bancorp (IA)**	**4**	**761**	**15.8%**
	3	First of Waverly Corp. (IA)	5	494	10.2%
	4	PSB Corp. (IA)	4	320	6.6%
	5	GNB Bancorp. (IA)	4	210	4.4%
Des Moines-West Des Moines, IA	1	BTC Financial Corp. (IA)	12	$ 4,426	16.5%
	2	West Bancorp. (IA)	6	2,562	9.5%
	3	QCR Holdings Inc. (IL)	10	1,272	4.7%
	4	Albrecht Financial Svcs Inc. (IA)	6	553	2.1%
	5	Bank Iowa Corp. (IA)	6	512	1.9%
	9	**Lincoln Bancorp (IA)**	**4**	**387**	**1.4%**

Sticky In-Market Deposit Franchise

8%
16%
22%
27%
27%
NIB Demand
NOW & Other Trans.
Savings & MMDA
Retail Time (<$250k)
Jumbo Time (>$250k)

~16%
NIB Deposits

~2.3%
Cost of Total Deposits

8.8 years
Weighted Avg. Account Age

8

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK Lincoln Savings Bank | Company Overview 1 Company Highlights Presence in Attractive Iowa Markets Deposits in Market • Founded in 1902 Number of Market Share MSA Rank Institution Branches ($M) (%) Headquartered in Reinbeck, IA • • Operates 16 branches in Central and Northeast Iowa 1 FSB Financial Services (IA) 6 $ 1,071 22.2% 2 Lincoln Bancorp (IA) 4 761 15.8% Waterloo- 3 First of Waverly Corp. (IA) 5 494 10.2% Cedar Falls, IA 4 PSB Corp. (IA) 4 320 6 .6% $1.7B $1.2B $1.5B ~81% 5 GNB Bancorp. (IA) 4 210 4 .4% Total Total Total Loans / Assets Loans Deposits Deposits 1 BTC Financial Corp. (IA) 12 $ 4,426 16.5% 2 West Bancorp. (IA) 6 2,562 9 .5% Des Moines- 3 QCR Holdings Inc. (IL) 10 1,272 4 .7% West Des ü Successfully expands EQBK’s franchise 4 Albrecht Financial Svcs Inc. (IA) 6 553 2 .1% Moines, IA 5 Bank Iowa Corp. (IA) 6 512 1 .9% into attractive Iowa markets 9 Lincoln Bancorp (IA) 4 387 1 .4% Sticky In-Market Deposit Franchise Lincoln Savings Bank Branch 8% 16% Waterloo-Cedar ~ ~1 16 6% % Falls MSA 22% NIB Deposits 27% ~ ~2 2. .3 3% % Cost of Total Deposits 27% Des Moines MSA 8 8. .8 8 years NIB Demand LOCATIONS Retail Time (<$250k) Weighted Avg. Account Age NOW & Other Trans. Jumbo Time (>$250k) Savings & MMDA Source: S&P Global Market Intelligence Note: Bank-level data at or for the quarter ended 6/30/2026 8 1) Deposit market share data as of 6/30/2025 based on FDIC Summary of Deposits filing. Only includes banks with less than $10 billion in total assets

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK

Targeted Expansion Into Iowa Markets

Des Moines Highlights & Top Employers

- **#2** Top Mid-Sized Metro for Economic Development *(Site Selection Magazine – 2025)*
- **~7%** Total Population Growth Since 2020 *(Federal Reserve Economic Data)*
- **#3** Most Livable City in the U.S. *(Reader's Digest – 2025)*

amazon · Casey's · HyVee · UnityPoint Health · Baker Group · Bridgestone (Bridgestone Americas, Inc.) · broadlawns · MercyOne

Waterloo-Cedar Falls Highlights & Top Employers

- **#9** Best Places to Live in Iowa (Waterloo) *(U.S. News & World Report – 2026)*
- **Top 5%** Cedar Falls Livability Score Nationally *(AreaVibes – 2026)*
- **A+** Cost of Living & Housing Grade for Cedar Falls *(AreaVibes – 2026)*

John Deere · Tyson Foods · target · UNI · UnityPoint Health · HyVee · MercyOne

Iowa Becomes EQBK's 2nd Largest Market by Deposits

Deposits by Market
Iowa 20%
Kansas 32%
Oklahoma 17%
Nebraska 14%
Missouri 13%
Arkansas 4%

#6	$1.5B	5.17%
Iowa Market Rank	Iowa Deposits	Iowa Market Share

- Enhances footprint and establishes EQBK as a top Iowa deposit franchise
- Serves as a platform for continued consolidation with >200 Iowa banks under $2 billion in assets (including 86 banks between $300 million and $2 billion in assets)
- Enables relationship building and expanded wallet share across major Iowa MSAs
- Adds meaningful scale in a strategic focus market

9

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK Targeted Expansion Into Iowa Markets D De es s M Mo oi in ne es s H Hi ig gh hl li ig gh ht ts s & & T To op p E Em mp pl lo oy ye er rs s W Wa at te er rl lo oo o- -C Ce ed da ar r F Fa al ll ls s H Hi ig gh hl li ig gh ht ts s & & T To op p E Em mp pl lo oy ye er rs s T o p M i d - S i z e d M e t r o f o r B e s t P l a c e s t o L i v e i n I o w a #2 E c o n o m i c D e v e l o p m e n t #9 ( W a t e r l o o ) ( S i t e S e l e c t i o n M a g a z i n e – 2 0 2 5 ) ( U . S . N e w s & W o r l d R e p o r t – 2 0 2 6 ) T o t a l P o p u l a t i o n G r o w t h C e d a r F a l l s L i v a b i l i t y S c o r e Top ~7% S i n c e 2 0 2 0 N a t i o n a l l y 5% ( F e d e r a l R e s e r v e E c o n o m i c D a t a ) ( A r e a V i b e s – 2 0 2 6 ) C o s t o f L i v i n g & H o u s i n g G r a d e M o s t L i v a b l e C i t y i n t h e U . S . #3 A+ f o r C e d a r F a l l s ( R e a d e r ’ s D i g e s t – 2 0 2 5 ) ( A r e a V i b e s – 2 0 2 6 ) nd Iowa Becomes EQBK’s 2 Largest Market by Deposits #6 $1.5B 5.17% Iowa Iowa Iowa Iowa 20% Market Rank Deposits Market Share Kansas 32% •• E En nh ha an nc ce es s f fo oo ot tp pr ri in nt t a an nd d e es st ta ab bl li is sh he es s E EQ QB BK K a as s a a t to op p I Io ow wa a d de ep po os si it t f fr ra an nc ch hi is se e Arkansas 4% Deposits by •• S Se er rv ve es s a as s a a p pl la at tf fo or rm m f fo or r c co on nt ti in nu ue ed d c co on ns so ol li id da at ti io on n w wi it th h > >2 20 00 0 I Io ow wa a b ba an nk ks s u un nd de er r $ $2 2 Market b bi il ll li io on n i in n a as ss se et ts s ( (i in nc cl lu ud di in ng g 8 86 6 b ba an nk ks s b be et tw we ee en n $ $3 30 00 0 m mi il ll li io on n a an nd d $ $2 2 b bi il ll li io on n i in n a as ss se et ts s) ) Missouri 13% •• E En na ab bl le es s r re el la at ti io on ns sh hi ip p b bu ui il ld di in ng g a an nd d e ex xp pa an nd de ed d w wa al ll le et t s sh ha ar re e a ac cr ro os ss s m ma aj jo or r I Io ow wa a M MS SA As s Oklahoma Nebraska 17% 14% •• A Ad dd ds s m me ea an ni in ng gf fu ul l s sc ca al le e i in n a a s st tr ra at te eg gi ic c f fo oc cu us s m ma ar rk ke et t Source: S&P Global Market Intelligence; U.S. Census Bureau; Greater Des Moines Partnership; Reader’s Digest, FRED, Site Selection Magazine, U.S. News & World Report, AreaVibes 9 Note: Iowa market rank is based on counties with a EQBK / Lincoln physical presence

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK A Clear, Actionable Opportunity in Iowa Scarce Universe of Iowa Targets • Of Iowa’s 86 banks and thrifts that fall within EQBK’s target $300 million – $2 billion asset range, 19 have a presence in Des Moines nd – Iowa’s 2 largest MSA rd • Lincoln is the 3 target in Iowa > $1.5 billion in assets to be 223 acquired since 2000 Banks and Thrifts Headquartered in Iowa Des Moines MSA Market Presence • Lincoln ranked in the top percentile for deposit market share in the Des Moines MSA, reflecting an established franchise in one of 86 the state’s most attractive growth markets $300 Million - $2 Billion in Total Assets Accelerates an Entry Already Underway • Transforms EQBK’s existing loan production presence into a scaled deposit franchise, giving current and prospective Iowa customers a committed and full-service partner 19 Market Presence in Des Moines MSA Well-Positioned For Future Opportunities • EQBK strengthens its position as a preferred acquirer in the Midwest, with the talent and infrastructure in place across legacy and new markets to drive organic growth Source: S&P Global Market Intelligence 10 Note: Excludes pending merger targets from count

Company Profile

Equity Bancshares, Inc. | Merger Investor Presentation **NYSE: EQBK**

Equity Bancshares, Inc.| NYSE: EQBK

Overview

$7.7B Assets	**$5.4B** Loans	**$6.3B** Deposits	**$1.022B** Market Cap[1]
9.07% TCE/TA[2]	**11.84%** CET 1	**14.66%** TRBC	**WICHITA HEADQUARTERS**

Strategic Execution Of Acquisitions

EQBK Growth Since Inception

Most Recent Acquisition:
Frontier Bank
Merger Closed on January 1, 2026
Core Earnings Per Share4
10.98% CORE EPS CAGR SINCE IPO
27.20% ASSET CAGR SINCE IPO
$1.59
$5.08
$5.52
$380M
$1.6B
$7.7B
$9.1B
START-UP
4 acquisitions
GROWTH
4 acquisitions
SCALE
14
Completed Bank Acquisitions
SINCE IPO
2002
2008
2015
IPO
2026
Est.
Lincoln SAVINGS BANK

12

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK Equity Bancshares, Inc.| NYSE: EQBK Overview $7.7B $5.4B $6.3B $1.022B 1 Assets Loans Deposits Market Cap WICHITA 9.07% 11.84% 14.66% 2 HEADQUARTERS TCE/TA CET 1 TRBC Strategic Execution Of Acquisitions $5.52 10.98% 27.20% EQBK Growth Since Inception CORE EPS CAGR ASSET CAGR M o s t R e c e n t A c q u i s i t i o n : SINCE IPO SINCE IPO F r o n t i e r B a n k M e r g e r C l o s e d o n J a n u a r y 1 , 2 0 2 6 $5.08 $9.1B 4 Core Earnings Per Share $7.7B $1.59 $1.6B SCALE $380M 14 START-UP GROWTH C o m p l e te d B a n k A c q u i s i t i o n s 4 a c q u i s i ti o n s 4 a c q u i s i ti o n s S I NCE I P O 2002 2008 2015 2026 1) Market Cap as of 9/2/2026 Est. IPO 2) Non-GAAP Financial Measure. Refer to the Non-GAAP reconciliation at the end of this presentation 12 3) Compound Annual Growth Rate is pro forma as of 2026 year-end with the inclusion of Lincoln Savings Bank 4) 2026 EPS estimate is based on street consensus. EPS inclusive of Lincoln is 2027 consensus estimate plus the impact of the transaction ($0.27)

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK

Equity Bancshares, Inc.| Leadership Team

Brad Elliott

Chairman & CEO
Equity Bancshares, Inc.

Rick Sems

Chief Executive Officer
Equity Bank

Chris Navratil

Chief Financial Officer

Chief Financial Officer since August 2023. Previously served as Bank CFO and spent seven years within the Financial Institution Audit Practice at Crowe LLP, bringing rigorous financial reporting and regulatory expertise to the executive team.

Julie Huber

Chief Operating Officer

Brett Reber

General Counsel

Krzysztof Slupkowski

Chief Credit Officer

David Pass

Chief Information Officer

Previously served in senior IT leadership positions at UMB Financial Corporation and CoBiz Financial, overseeing technology strategy, core systems, and digital infrastructure across complex multi-bank organizations.

13

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK Equity Bancshares, Inc.| Leadership Team Brad Elliott Rick Sems Chris Navratil Julie Huber Chairman & CEO Chief Executive Officer Chief Financial Officer Chief Operating Officer Equity Bancshares, Inc. Equity Bank Founded Equity Bank in 2002 and has led the organization to Equity Bank CEO since May 2024, having joined as President Chief Financial Officer since August 2023. Previously served Chief Operating Officer since May 2024. Held a variety of nearly $8B in assets through disciplined organic growth and in May 2023. Prior to Equity, Rick served as Chief Banking as Bank CFO and spent seven years within the Financial senior leadership roles at Equity Bank overseeing over a dozen strategic acquisitions. Named a 2018 EY Officer of First Bank in St. Louis and as President & CEO of Institution Audit Practice at Crowe LLP, bringing rigorous operations, HR, compliance, and sales and training. Served Entrepreneur of the Year National Finalist and recognized as Reliance Bank, bringing deep commercial banking leadership financial reporting and regulatory expertise to the executive as the primary integration lead for each of the bank's Most Influential CEO by the Wichita Business Journal in 2014. to the organization. team. acquisitions. Brett Reber Krzysztof Slupkowski David Pass General Counsel Chief Credit Officer Chief Information Officer Prior to joining Equity Bank, served as Managing Member of Chief Credit Officer since September 2023. Previously Previously served in senior IT leadership positions at UMB Wise & Reber, L.C. Brett has practiced corporate and served as Metro Market CCO at Equity Bank since 2018 and Financial Corporation and CoBiz Financial, overseeing business law for more than 30 years, providing legal counsel held various credit leadership roles at Commerce technology strategy, core systems, and digital infrastructure Bancshares, bringing strong portfolio risk discipline to the across the full spectrum of the bank's corporate, regulatory, across complex multi-bank organizations. organization. and transactional matters. 13

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK

Our Value Proposition

Our guiding principles and commitment to ***entrepreneurial spirit*** are part of our longstanding framework for delivering shareholder value

Organic Growth

+

Strategic Mergers & Acquisitions

+

Disciplined Credit Standards

+

Effective Balance Sheet & Capital Management

=

EPS & Tangible Book Value Growth

14

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK Our Value Proposition Organic Growth Our guiding principles and Strategic Mergers & Acquisitions commitment to entrepreneurial spirit Disciplined Credit Standards are part of our longstanding framework for Effective Balance Sheet & Capital Management delivering shareholder value EPS & Tangible Book Value Growth 14

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK

Record of M&A Execution

	First Ind. Corp.	Community First Bancshares	Prairie State Bancshares	Eastman National Bancshares	Cache Holdings, Inc.	Kansas Bank Corporation	Adams Dairy Bancshares	City Bank & Trust Company	Almena State Bank	American State Bancshares, Inc.	Rockhold Bancorp.	Kansasland Bancshares, Inc.	NBC Corp. of Oklahoma	Frontier Holdings, LLC
Total Assets ($m)	**$135**	**$463**	**$147**	**$261**	**$325**	**$322**	**$111**	**$157**	**$71**	**$781**	**$406**	**$52**	**$903**	**$1,400**
Ann. Date	7/28/2015	7/14/2016	10/20/2016	7/17/2017	7/17/2017	12/18/2017	12/18/2017	6/12/2018	10/23/2020	5/17/2021	12/6/2023	4/22/2024	4/2/2025	9/2/2025
Days to Close	73	119	141	116	116	137	137	72	N/A[1]	137	65	70	90	120
Days to Convert	At Close	At Close	At Close	At Close	At Close	At Close	At Close	54	85	At Close	92	54	52	44

Pricing Multiples

Transaction Impact

EPS Impact	11%	26%	5%	9%	7%	3%	1%	5%	2%	16%	12%	1%	4.6%	7.7%
TBV Impact	Accretive	(9%)	(1%)	(3%)	(2%)	(2%)	(1%)	(2.8%)	Accretive	(3.7%)	(3.4%)	(0.03%)	(5.0%)	(3.9%)
TBV Earnback	Bargain Purchase	3.5 yrs	1.4 yrs	2.8 yrs	2.8 yrs	2.8 yrs	2.7 yrs	2.8 yrs	Bargain Purchase	2.9 yrs	1.3 yrs	0.3 yrs	2.8 yrs	2.8 yrs

15

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK Record of M&A Execution American Community Eastman Cache City Bank & Kansasland Frontier Rockhold First Ind. Prairie State Kansas Bank Adams Dairy Almena State NBC Corp. of First National Holdings, Trust Bancshares, Holdings, Bancorp. Corp. Bancshares Corporation Bancshares State Bank Bancshares, Oklahoma Bancshares Bancshares Inc. Company Inc. LLC Inc. Total Assets $135 $463 $147 $261 $325 $322 $111 $157 $71 $781 $406 $52 $903 $1,400 ($m) Ann. Date 7/28/2015 7/14/2016 10/20/2016 7/17/2017 7/17/2017 12/18/2017 12/18/2017 6/12/2018 10/23/2020 5/17/2021 12/6/2023 4/22/2024 4/2/2025 9/2/2025 Days to 1 73 119 141 116 116 137 137 72 N/A 137 65 70 90 120 Close Days to At Close At Close At Close At Close At Close At Close At Close 54 85 At Close 92 54 52 44 Convert Pricing Multiples P / TBV 1.05x 1.53x 1.40x 1.76x 1.77x 1.41x 1.53x 1.41x N/A 1.11x 1.27x NM 1.45x 1.23x Core Deposit 0.8% 6.7% 6.6% 9.8% 11.0% 6.3% 7.7% 6.1% 1.0% 1.2% 2.8% NM 4.0% 2.9% Premium Transaction Impact EPS 11% 26% 5% 9% 7% 3% 1% 5% 2% 16% 12% 1% 4.6% 7.7% Impact TBV Accretive (9%) (1%) (3%) (2%) (2%) (1%) (2.8%) Accretive (3.7%) (3.4%) (0.03%) (5.0%) (3.9%) Impact TBV Bargain Bargain 3.5 yrs 1.4 yrs 2.8 yrs 2.8 yrs 2.8 yrs 2.7 yrs 2.8 yrs 2.9 yrs 1.3 yrs 0.3 yrs 2.8 yrs 2.8 yrs Earnback Purchase Purchase Note: Transaction impact assumes cost savings are fully realized 1) FDIC deal closed on date of announcement 15

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK

Metro Markets

	KANSAS CITY	WICHITA	OMAHA	LINCOLN	OKLAHOMA CITY	TULSA	DES MOINES
Market Population	~2.3M	~665K	~1M	~354K	~1.5M	~817K	~760K
Median HHI Income	$89.5K	$73.1K	$91.3K	$79.5K	$76.7K	$69.7K	$85.4K
2026 - 2031 Population Growth	2.73%	2.16%	3.29%	3.13%	3.85%	2.05%	5.45%
2026 - 2031 HHI Growth	11.88%	9.82%	10.93%	12.56%	9.96%	9.40%	8.10%
Ranking	#10 Best Cities to Live In (Niche)	#4 Best Cities to Move To (Forbes)	#1 Best Cities to Move To (Forbes)	#6 Best State Capital to Live In (WalletHub)	#2 Best Cities to Live In (US News)	#6 Best Metro for Graduates (Wall Street Journal)	#3 Most Livable City in the US (Readers Digest)

COMPANIES HEADQUARTERED & LARGEST EMPLOYERS

KANSAS CITY	WICHITA	OMAHA	LINCOLN	OKLAHOMA CITY	TULSA	DES MOINES
The University of Kansas Health System	Koch	Werner	hudl	expand	ONEOK	Casey's
Garmin	Boeing	Union Pacific	Crete Carrier Corporation	Mercy	American Airlines	Principal
Honeywell	Ascension Via Christi	CHI Health	Duncan Aviation	paycom	SaintFrancis Health System	Hy-Vee Employee Owned
Burns McDonnell	Cessna Beechcraft by Textron Aviation	Nebraska Medicine	Kawasaki	devon	Williams	Nationwide
Saint Luke's Health System	Wichita State University	Berkshire Hathaway Inc.	University of Nebraska Lincoln	Love's	HP	amazon

16

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK Metro Markets Equity Bank's metro markets pair nationally ranked livability with diverse, durable economies; spanning corporate headquarters, aerospace, energy, financial services, and capital-city employment anchors. K A N S A S O K L A H O M A W I C H I T A O M A H A L I N C O L N T U L S A D E S M O I N E S C I T Y C I T Y ~665K $73.1K ~1M $91.3K ~354K $79.5K ~817K $69.7K ~2.3M $89.5K ~1.5M $76.7K ~760K $85.4K M a r k e t M e d i a n M a r k e t M e d i a n M a r k e t M e d i a n M a r k e t M e d i a n M a r k e t M e d i a n M a r k e t M e d i a n M a r k e t M e d i a n P o p u l a t i o n H H I I n c o m e P o p u l a t i o n H H I I n c o m e P o p u l a t i o n H H I I n c o m e P o p u l a t i o n H H I I n c o m e P o p u l a t i o n H H I I n c o m e P o p u l a t i o n H H I I n c o m e P o p u l a t i o n H H I I n c o m e 9.40% 12.56% 8.10% 11.88% 10.93% 9.82% 9.96% 5.45% 3.85% 3.29% 2.16% 2.73% 3.13% 2.05% 2026 - 2031 2026 - 2031 2026 - 2031 2026 - 2031 2026 - 2031 2026 - 2031 2026 - 2031 2026 - 2031 2026 - 2031 2026 - 2031 2026 - 2031 2026 - 2031 2026 - 2031 2026 - 2031 Population HHI Growth Population HHI Growth Population HHI Growth Population HHI Growth Population HHI Growth Population HHI Growth Population HHI Growth Growth Growth Growth Growth Growth Growth Growth #10 #4 #6 #2 #6 #3 #1 B e s t S t a t e B e s t M e t r o M o s t L i v a b l e B e s t C i t i e s B e s t C i t i e s B e s t C i t i e s B e s t C i t i e s C a p i t a l t o f o r G r a d u a t e s C i t y i n t h e U S t o L i v e I n t o M o v e T o t o L i v e I n t o M o v e T o L i v e I n ( W a l l S t r e e t ( R e a d e r s ( N i c h e ) ( F o r b e s ) ( W a l l e t H u b ) ( U S N e w s ) J o u r n a l ) D i g e s t ) ( F o r b e s ) C O M P A N I E S H E A D Q U A R T E R E D & L A R G E S T E M P L O Y E R S Source: S&P Global Market Intelligence and Claritas. Demographic data is provided by Claritas based primarily on US Census data. Niche, Forbes, US News & World Report, WalletHub. 16

Appendix

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK Comprehensive Due Diligence • Thorough review of key operating areas of the bank over multiple months • Carried out by EQBK team members and leadership across multiple verticals, with deep acquisition and integration experience PROCESS • Detailed credit review OVERVIEW • 70% of total loans • 78% coverage of commercial portfolio • 100% coverage of classified / non-performing / special mentions Due Diligence Scope Credit Quality Finance & Accounting Commercial Lending Operations Information Technology Risk Management Treasury Audit Regulatory Legal Human Resources Compliance 18

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK

Goodwill and TBV Reconciliation

Goodwill Reconciliation ($M)	At Close
Total Consideration	**$123.8**
Lincoln Tangible Common Equity	116.6
Less: Deal Charges Attributable to Lincoln	(11.9)
Lincoln Tangible Common Equity	**$104.6**
FMV Adjustments	
Loan Rate Mark	(27.8)
Loan Credit Mark	(18.0)
Reversal of ALLL	18.7
Other Balance Sheet Related Marks	(7.4)
Core Deposit Intangible	20.7
Total FMV Adjustments	**($13.8)**
Tax Adjustments	
Deferred Tax Assets / (Liabilities)	3.1
After Tax FMV Adjustments	**($10.7)**
Fair Value of Net Assets Acquired	**$93.9**
Goodwill Created	**$29.8**

Tangible Book Value Reconciliation ($M)	At Close
EQBK Common Equity	874.0
Less: Goodwill and Intangibles	136.1
EQBK Tangible Common Equity	**$737.9**
Merger Adjustments	
Stock Consideration to Lincoln	94.3
Goodwill	(29.8)
Core Deposit Intangible	(20.7)
Deal Charges	(6.9)
Pro Forma Tangible Common Equity	**$774.9**
EQBK Standalone Shares Outstanding	20.6
EQBK Standalone TBV Per Share	**$35.86**
Pro Forma Shares Outstanding	22.5
Pro Forma TBV Per Share	**$34.48**
TBVPS Accretion / (Dilution) ($)	***($1.38)***
TBVPS Accretion / (Dilution) (%)	***(3.8%)***
Pro Forma Tangible Assets	**$8,964.2**
Pro Forma TCE / TA	**8.64%**

19

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK Goodwill and TBV Reconciliation Tangible Book Value Reconciliation ($M) At Close Goodwill Reconciliation ($M) At Close Total Consideration EQBK Common Equity 874.0 $123.8 Lincoln Tangible Common Equity Less: Goodwill and Intangibles 136.1 116.6 Less: Deal Charges Attributable to Lincoln EQBK Tangible Common Equity $737.9 (11.9) Lincoln Tangible Common Equity Merger Adjustments $104.6 FMV Adjustments Stock Consideration to Lincoln 94.3 Loan Rate Mark Goodwill (27.8) (29.8) Loan Credit Mark Core Deposit Intangible (18.0) (20.7) Reversal of ALLL Deal Charges 18.7 (6.9) Other Balance Sheet Related Marks Pro Forma Tangible Common Equity (7.4) $774.9 Core Deposit Intangible 20.7 EQBK Standalone Shares Outstanding 20.6 Total FMV Adjustments ($13.8) EQBK Standalone TBV Per Share $35.86 Tax Adjustments Pro Forma Shares Outstanding 22.5 Deferred Tax Assets / (Liabilities) 3.1 Pro Forma TBV Per Share $34.48 After Tax FMV Adjustments ($10.7) Fair Value of Net Assets Acquired $93.9 TBVPS Accretion / (Dilution) ($) ($1.38) Goodwill Created $29.8 TBVPS Accretion / (Dilution) (%) (3.8%) Pro Forma Tangible Assets $8,964.2 Pro Forma TCE / TA 8.64% Note: Estimated financial impact is presented for illustrative purposes only. Includes purchase accounting marks and transaction related expenses; Pro Forma data is subject to various assumptions and uncertainties. See disclaimer Forward Looking Statements and slide 6 for key financial assumptions 19

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK Non-GAAP reconciliations Cal cu la t i o n s o f t an gi b le co m m on e q ui t y a nd rel at e d m e a su re s ($ in thousands, except per share data) Quarter Ended June 30, March 31, December 31, September 30, June 30, 2026 2026 2025 2025 2025 Total stockholder's equity $827,258 $817,610 $732,054 $711,892 $635,636 Goodwill (105,356) (104,958) (82,101) (77,573) (53,101) Core deposit intangibles, net (28,296) (30,536) (21,634) (22,895) (12,908) Naming rights, net (5,553) (5,629) (5,703) (5,778) (5,852) Tangible Common Equity $688,053 $676,487 $622,616 $605,646 $563,775 Common shares outstanding at period end 20,567,009 20,767,023 18,944,987 19,111,084 17,527,191 Diluted common shares outstanding at period end 20,811,448 20,946,924 19,196,160 19,279,741 17,680,489 Book value per common share $40.22 $39.37 $38.64 $37.25 $36.27 Tangible book value per common share $33.45 $32.58 $32.86 $31.69 $32.17 Tangible book value per diluted common share $33.06 $32.30 $32.43 $31.41 $31.89 Total assets $7,725,621 $7,667,370 $6,373,172 $6,365,631 $5,373,837 Goodwill (105,356) (104,958) (82,101) (77,573) (53,101) Core deposit intangibles, net (28,296) (30,536) (21,634) (22,895) (12,908) Naming rights, net (5,553) (5,629) (5,703) (5,778) (5,852) Tangible assets $7,586,416 $7,526,247 $6,263,734 $6,259,385 $5,301,976 Total stockholders' equity to total assets 10.71% 10.66% 11.49% 11.18% 11.83% Tangible common equity to tangible assets 9.07% 8.99% 9.94% 9.68% 10.63% 20

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK

Non-GAAP reconciliations

Calculations of return on average tangible common equity and efficiency ratio
($ in thousands, except per share data)

	Quarter Ended				
	June 30, 2026	**March 31, 2026**	**December 31, 2025**	**September 30, 2025**	**June 30, 2025**
Total average stockholders' equity	$824,633	$841,838	$725,651	$715,319	$627,103
Average intangible assets	(140,081)	(141,742)	(108,779)	(95,046)	(72,406)
Average tangible common equity	**$684,552**	**$700,096**	**$616,872**	**$620,273**	**$554,697**
Net income (loss) allocable to common stockholders	26,439	16,966	22,084	(29,663)	15,264
Net gain on acquisition	-	-	-	-	-
Net (gain) loss on securities transactions	1,213	108	(154)	53,352	(12)
Merger expenses	133	5,725	1,481	6,163	355
Loss on debt extinguishment	-	-	-	-	1,361
Day 2 Merger provision	-	6,099	-	6,228	-
Amortization of intangible assets	2,369	2,056	1,390	1,312	1,145
Tax effect of intangible assets amortization	(780)	(2,937)	(571)	(14,082)	(598)
Core net income (loss) allocable to common stockholders	**$29,374**	**$28,017**	**$24,230**	**$23,310**	**$17,515**
Return on total average stockholders' equity (ROAE) annualized	**12.86%**	**8.17%**	**12.07%**	**(16.45)%**	**9.76%**
Average tangible common equity	**$684,552**	**$700,096**	**$616,872**	**$620,273**	**$554,697**
Average impact from core earnings adjustments	1,468	2,476	1,073	26,487	1,126
Core average tangible common equity	**$686,020**	**$702,572**	**$617,945**	**$646,760**	**$555,823**
Return on total average tangible common equity (ROATCE) annualized	**16.59%**	**10.77%**	**14.91%**	**(18.31)%**	**11.69%**
Core return on total average tangible common equity (CROATCE) annualized	**17.17%**	**16.10%**	**15.56%**	**14.30%**	**12.64%**
Non-interest expense	$46,885	$54,969	$46,587	$49,082	$40,001
Merger expense	(133)	(5,725)	(1,481)	(6,163)	(355)
Amortization of intangible assets	(2,369)	(2,056)	(1,390)	(1,312)	(1,145)
Loss on debt extinguishment	-	-	-	-	(1,361)
Adjusted non-interest expense	$44,383	$47,188	$43,716	$41,607	$37,140
Net interest income	$73,872	$73,664	$63,502	$62,485	$49,802
Non-interest income	8,058	9,487	9,532	(44,479)	8,589
Net gains (losses) from securities transactions	1,213	108	(154)	53,352	(12)
Adjusted non-interest income	$9,271	$9,595	$9,378	$8,873	$8,577
Net interest income plus adjusted non-interest income	**$83,143**	**$83,259**	**$72,880**	**$71,358**	**$58,379**
Non-interest expense to net interest income plus non-interest income	**57.23%**	**66.11%**	**63.79%**	**272.59%**	**68.51%**
Efficiency ratio	**53.38%**	**56.68%**	**59.98%**	**58.31%**	**63.62%**
Average Assets	$7,330,174	$7,451,709	$6,141,284	$6,085,064	$5,206,950
Core non-interest expense to average assets	**2.43%**	**2.57%**	**2.82%**	**2.71%**	**2.86%**

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Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK Non-GAAP reconciliations Cal cu la t i o n s o f ret ur n o n ave ra ge t an gi b le com m o n eq u i t y an d e ffic ie nc y r at i o ($ in thousands, except per share data) Quarter Ended June 30, March 31, December 31, September 30, June 30, 2026 2026 2025 2025 2025 Total average stockholders' equity $725,651 $715,319 $627,103 $824,633 $841,838 Average intangible assets (108,779) (95,046) (72,406) (140,081) (141,742) Average tangible common equity $684,552 $700,096 $616,872 $620,273 $554,697 Net income (loss) allocable to common stockholders 26,439 16,966 22,084 (29,663) 15,264 Net gain on acquisition - - - - - Net (gain) loss on securities transactions (154) 53,352 (12) 1,213 108 Merger expenses 1,481 6,163 355 133 5,725 Loss on debt extinguishment - - - - 1,361 Day 2 Merger provision - 6,099 - 6,228 - Amortization of intangible assets 1,390 1,312 1,145 2,369 2,056 Tax effect of intangible assets amortization (571) (14,082) (598) (780) (2,937) Core net income (loss) allocable to common stockholders $24,230 $23,310 $17,515 $29,374 $28,017 Return on total average stockholders' equity (ROAE) annualized 12.86% 8.17% 12.07% (16.45)% 9.76% Average tangible common equity $616,872 $620,273 $554,697 $684,552 $700,096 Average impact from core earnings adjustments 1,468 2,476 1,073 26,487 1,126 Core average tangible common equity $686,020 $702,572 $617,945 $646,760 $555,823 Return on total average tangible common equity (ROATCE) annualized 16.59% 10.77% 14.91% (18.31)% 11.69% Core return on total average tangible common equity (CROATCE) annualized 15.56% 14.30% 12.64% 17.17% 16.10% Non-interest expense $46,587 $49,082 $40,001 $46,885 $54,969 Merger expense (133) (5,725) (1,481) (6,163) (355) Amortization of intangible assets (2,369) (2,056) (1,390) (1,312) (1,145) Loss on debt extinguishment - - (1,361) - - Adjusted non-interest expense $43,716 $41,607 $37,140 $44,383 $47,188 Net interest income $63,502 $62,485 $49,802 $73,872 $73,664 Non-interest income 8,058 9,487 9,532 (44,479) 8,589 Net gains (losses) from securities transactions 1,213 108 (154) 53,352 (12) Adjusted non-interest income $9,378 $8,873 $8,577 $9,271 $9,595 Net interest income plus adjusted non-interest income $72,880 $71,358 $58,379 $83,143 $83,259 Non-interest expense to net interest income plus non-interest income 63.79% 272.59% 68.51% 57.23% 66.11% Efficiency ratio 59.98% 58.31% 63.62% 53.38% 56.68% Average Assets $6,141,284 $6,085,064 $5,206,950 $7,330,174 $7,451,709 Core non-interest expense to average assets 2.43% 2.57% 2.82% 2.71% 2.86% 21

Equity Bancshares, Inc. | Merger Investor Presentation NYSE: EQBK Non-GAAP reconciliations Cal cu la t i o n s o f ret ur n o n ave ra ge a s se t s , aver ag e eq u i t y an d o p er at i n g i nco m e ($ in thousands, except per share data) Quarter Ended June 30, March 31, December 31, September 30, June 30, 2026 2026 2025 2025 2025 Net income (loss) allocable to common stockholders 26,439 16,966 22,084 (29,663) 15,264 Amortization of intangible assets 2,369 2,056 1,390 1,312 1,145 Tax effect of adjustments (497) (432) (292) (276) (240) Adjusted net income allocable to common stockholders $28,311 $18,590 $23,182 $(28,627) $16,169 Net (gain) loss on securities transactions 1,213 108 (154) 52,352 (12) Merger expenses 133 5,725 1,481 6,163 355 Loss on debt extinguishment 0 - - - 1,361 Day 2 Merger provision 0 6,099 - 6,228 - Tax effect of adjustments (283) (2,505) (279) (13,806) (358) Core net income (loss) allocable to common stockholders $29,374 $28,017 $24,230 $23,310 $17,515 Total average assets $7,330,174 $7,451,709 $6,141,284 $6,085,064 $5,206,950 Total average stockholders' equity $824,633 $841,838 $725,651 $715,319 $627,103 Weighted Average Diluted Shares 20,825,444 21,263,164 19,235,412 19,129,726 17,651,298 Diluted earnings (loss) per share $1.27 $0.80 $1.15 $(1.55) $0.86 Core earnings (loss) per diluted share $1.41 $1.32 $1.26 $1.21 $0.99 Return on average assets (ROAA) annualized 1.45% 0.92% 1.43% (1.93)% 1.18% Core return on average assets annualized 1.61% 1.52% 1.57% 1.51% 1.35% Return on average equity (ROAE) 12.86% 8.17% 12.07% (16.45)% 9.76% Core return on average equity 14.26% 13.41% 13.23% 12.47% 11.18% 22

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